Exhibit 10.1

EXECUTION VERSION

COLLABORATION AGREEMENT

DATED AS OF FEBRUARY 22, 2012

BY AND AMONG

AUXILIUM PHARMACEUTICALS, INC. AND

AUXILIUM INTERNATIONAL HOLDINGS, INC.

AND

ACTELION PHARMACEUTICALS LTD

Confidential treatment requested under 17 C.F.R. §§ 200.80(b)(4) and 240.24b-2.  The confidential portions of this exhibit have been omitted and are marked accordingly.  The confidential portions have been filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

TABLE OF CONTENTS:

ARTICLE 1	DEFINITIONS	1

ARTICLE 2	LICENSES	14

2.1	Grant to Actelion	14
2.2	Grant to Auxilium	15
2.3	Additional Licensing Provisions	15
2.4	Performance by Affiliates, Subcontractors and Sublicensees	15
2.5	Exclusivity	16
2.6	Right of Negotiation	17
2.7	Restrictive Covenants	17

ARTICLE 3	GOVERNANCE	19

3.1	Joint Steering Committee	19
3.2	Joint Steering Committee Membership	20
3.3	Joint Steering Committee Meetings	20
3.4	Decision-Making	21
3.5	Alliance Managers	21
3.6	Committees	21
3.7	Limits on JSC and Committee Authority	21
3.8	Disbanding the JSC	22
3.9	Actions	22
3.10	Exchange of Information	22
3.11	Minutes of Committee Meetings	22

ARTICLE 4	DEVELOPMENT	23

4.1	Overview	23
4.2	Objectives Under the Development Plan	24
4.3	Development Plan and Development Budget	24
4.4	Development Costs	25
4.5	Records, Reports and Information	26
4.6	Ownership and Transfer of Development Data	26
4.7	Right to Audit	27

ARTICLE 5	REGULATORY	27

5.1	Regulatory Data and Regulatory Materials	27
5.2	Regulatory Filings and Regulatory Approvals	28
5.3	Communications	30
5.4	No Other Regulatory Filings	30
5.5	Adverse Event Reporting; Safety Data Exchange and Medical Inquiries	30
5.6	Regulatory Authority Communications Received by a Party	31
5.7	Recall, Withdrawal, or Market Notification of Product	33
5.8	Regulatory Diligence	34

ARTICLE 6	COMMERCIALIZATION	34

6.1	Commercialization in the Field in the Territory	34
6.2	Commercialization Plan	35
6.3	Actelion’s Performance	36
6.4	Reports	37
6.5	Compliance	37
6.6	Sales Representatives and Medical Science Liaisons	37
6.7	Promotional Materials	37
6.8	Product Trademarks and Product Trade Dress	38
6.9	Commercialization Data	40
6.10	Global Branding Strategy	41

ARTICLE 7	SUPPLY	41

7.1	General	41
7.2	Development Supply	41
7.3	Commercial Supply	41
7.4	Exclusive Source	42
7.5	Packaging and Labeling; Certain Other Manufacturing Activities	42
7.6	Forecasting and Ordering	43
7.7	Invoicing, and Manufacturing Standard Cost Audit	45
7.8	Shipping and Delivery	45
7.9	Quality and Compliance	46
7.10	Disputes and Remedies	47
7.11	Shortages	48
7.12	Manufacturing Supply Assurance	49
7.13	Safety Stock Obligations	49
7.14	Product Specification and Manufacturing Changes	49
7.15	Termination of Supply Obligations	49
7.16	Auxilium Notice	50

ARTICLE 8	PAYMENTS	50

8.1	Upfront Payment	50
8.2	Milestone Payments	50
8.3	Royalties	52
8.4	Royalty Reports and Payments	52
8.5	Third Party Royalties and Other Payments	53
8.6	Taxes and Withholding	54
8.7	Currency Conversion	55
8.8	General Payment Procedures	55
8.9	Late Payments	55
8.10	Legal Restrictions	55
8.11	Records; Audits	55

ARTICLE 9	INTELLECTUAL PROPERTY MATTERS	56

9.1	Ownership of Intellectual Property	56
9.2	Disclosures; Disputes Regarding Inventions	57

9.3	Patent Filings, Prosecution and Maintenance	57
9.4	Defense and Enforcement of Patents	60
9.5	Patent Term Extensions	62
9.6	Patent Marking	63

ARTICLE 10	REPRESENTATIONS, WARRANTIES AND COVENANTS	63

10.1	Mutual Representations and Warranties	63
10.2	Additional Representations, Warranties and Covenants of Auxilium	64
10.3	Additional Representations, Warranties and Covenants of Actelion as of the Effective Date	66
10.4	Additional Covenants of Actelion	66
10.5	Disclaimer	67
10.6	No Other Representations or Warranties	67

ARTICLE 11	LIABILITY AND INDEMNIFICATION	67

11.1	Liability	67
11.2	Indemnification by Auxilium	68
11.3	Indemnification by Actelion	68
11.4	Indemnification Procedures	68
11.5	Limitation of Liability	70
11.6	Insurance	70

ARTICLE 12	CONFIDENTIALITY	71

12.1	Confidential Information	71
12.2	Confidentiality Obligations	72
12.3	Permitted Disclosure and Use	72
12.4	Notification	73
12.5	Publicity; Filing of this Agreement	73
12.6	Publication	74
12.7	Use of Names	74
12.8	Survival	74

ARTICLE 13	TERM AND TERMINATION	74

13.1	Term	74
13.2	Termination for Material Breach	74
13.3	Termination as a Result of Bankruptcy	74
13.4	Termination by Auxilium	75
13.5	Termination by Actelion	75

ARTICLE 14	EFFECTS OF TERMINATION	75

14.1	Effects of Termination	75
14.2	Actelion Rights In Lieu of Termination	77
14.3	Expiration of this Agreement	77
14.4	Accrued Rights	78
14.5	Survival	78
14.6	Rights in Bankruptcy	78

ARTICLE 15	DISPUTE RESOLUTION	78

15.1	Disputes	78
15.2	Arising Between the Parties	79
15.3	Dispute Resolutions	79
15.4	Patent and Trademark Dispute Resolution	79
15.5	Injunctive Relief	79

ARTICLE 16	MISCELLANEOUS	79

16.1	Entire Agreement; Amendment	79
16.2	Force Majeure	80
16.3	Notices	80
16.4	No Strict Construction; Interpretation	81
16.5	Assignment	81
16.6	Further Actions	81
16.7	Severability	81
16.8	No Waiver	81
16.9	Independent Contractors	81
16.10	English Language; Governing Law	81
16.11	Counterparts	82

Schedules:

Schedule 1.11 — Auxilium Patents
Schedule 6.3.1 — Minimum Annual Finished Product Sales Commitments
Schedule 7.6 — Forecast Methodology
Schedule 7.11 — Shortages
Schedule 10.2 — Disclosure Schedule
Schedule 10.2.7 — Auxilium Trademarks
Schedule 12.5.1 — Press Release

COLLABORATION AGREEMENT

This Collaboration Agreement (this “Agreement”), dated as of February 22, 2012 (the “Effective Date”), is made by and among Auxilium Pharmaceuticals, Inc., a Delaware corporation, and Auxilium International Holdings, Inc., a Delaware corporation, (together referred to as “Auxilium”), and Actelion Pharmaceuticals Ltd, a Swiss corporation (“Actelion”).  Auxilium and Actelion are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Auxilium has developed and is currently further developing a pharmaceutical product hereinafter defined as the Finished Product for the treatment of Dupuytren’s Contracture and Peyronie’s Disease;

WHEREAS, Actelion has significant experience in the development and commercialization of pharmaceutical products in the Territory; and

WHEREAS, Actelion and Auxilium desire to establish a collaboration for the further development and commercialization of the Finished Product in the Field in the Territory.

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

As used in this Agreement, the following initially capitalized terms shall have the meanings set forth in this ARTICLE 1 or as otherwise defined elsewhere in this Agreement:

1.1          “Actelion Applied Know-How” means all Know-How that is (i) (a) Controlled by Actelion (or its Affiliates) as of the Effective Date or comes under the Control of Actelion (or its Affiliates) during the Term (other than as a result of the licenses granted by Auxilium to Actelion under this Agreement) and (b) incorporated by Actelion into any Finished Product prior to any termination or expiration of this Agreement (provided, however, that such Know-How is necessary or reasonably useful for the Development or Manufacture of Bulk Product or Commercialization of Finished Product) or (ii) an Actelion Invention.

1.2          “Actelion Applied Patent” means any Patent that (i) (a) is Controlled by Actelion (or its Affiliates) as of the Effective Date or comes under the Control of Actelion (or its Affiliates) during the Term (other than as a result of the licenses granted by Auxilium to Actelion under this Agreement) and (b) that claims any Actelion Applied Know-How or (ii) is a Actelion Collaboration Patent.

1.3          “Actelion Applied Technology” means the Actelion Applied Know-How and the Actelion Applied Patents.

1.4                               “Actelion Invention” means an Invention that is Invented, solely or jointly with a Third Party, by an employee of Actelion or its Affiliates or a Person under an obligation of assignment to Actelion or its Affiliates.

1.5                               “Affiliate” means any Person directly or indirectly controlled by, controlling or under common control with, a Party, but only for so long as such control shall continue.  For purposes of this definition, “control” (including, with correlative meanings, “controlled by”), shall be presumed to exist with respect to a Person in the event of the possession, direct or indirect, of (i) the power to direct or cause the direction of the management and policies of such Person (whether through ownership of securities, by contract or otherwise), or (ii) at least fifty percent (50%) of the voting securities or other comparable equity interests.  The Parties acknowledge that in the case of certain entities organized under the laws of certain countries outside of the United States, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and that in such case, such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct or cause the direction of the management and policies of such Person.  For the avoidance of doubt, neither of the Parties shall be deemed to be an “Affiliate” of the other.

1.6                               “Analytical Release Testing and Characterization” means all activities associated with carrying out the analytical testing and release of the Bulk Product in the Territory.  Such activities shall include:  transferring test methods, developing and validating new analytical tests required in the Territory, amending the release specifications to be in compliance with local Laws, conducting the release testing of the Bulk Product in the Territory and final release of the Bulk Product (including raw materials, intermediates, drug substance, drug product and sterile diluents).  For clarity, preparation of reference standards to be used for Analytical Release Testing and Characterization includes analytical tests other than release testing (e.g., mass spectrophotometry, isoelectrofocusing, N- and C-terminal sequencing, amino acid analysis, etc.), which activities shall also be deemed Analytical Release Testing and Characterization hereunder.

1.7                               “Auxilium Invention” means an Invention that is Invented solely or jointly with a Third Party, by an employee of Auxilium or its Affiliates or a Person under an obligation of assignment to Auxilium or its Affiliates.

1.8                               “Auxilium Know-How” means all Know-How that is (i) Controlled by Auxilium (or its Affiliates) as of the Effective Date or at any time during the Term or (ii) an Auxilium Invention or a Joint Invention, in each case of (i) or (ii), which is necessary or reasonably useful for the Development of Bulk Product or Commercialization in the Field in the Territory; provided, however that “Auxilium Know-How” shall not include any Auxilium Manufacturing Know-How.  For clarity, “Auxilium Know-How” shall not include the Auxilium Patents or the Auxilium Manufacturing Patents.

1.9                               “Auxilium Manufacturing Know-How” means all Know-How that is (i) Controlled by Auxilium (or its Affiliates) as of the Effective Date or (ii) an Auxilium Invention or a Joint Invention, in each case of (i) or (ii) which is necessary or reasonably useful for Manufacture of the Bulk Product for Commercialization in the Field in the Territory, including any CMC information.

1.10                        “Auxilium Manufacturing Patent” means any Patent that is (i) Controlled by Auxilium (or its Affiliates) as of the Effective Date or (ii) an Auxilium Collaboration Patent, in each case of (i) or (ii), which is necessary or reasonably useful for the Manufacture of the Bulk Product for Commercialization in the Field in the Territory; provided, however, that an “Auxilium Manufacturing Patent” shall not include any Auxilium Patent.

1.11                        “Auxilium Patent” means any Patent in the Territory that is (i) Controlled by Auxilium (or its Affiliates) as of the Effective Date, including the Patents listed in Schedule 1.11, or (ii) that comes under the Control of Auxilium during the Term (including an Auxilium Collaboration Patent), in each case of (i) or (ii) which is necessary or reasonably useful for the Development of Bulk Product or Commercialization of the Product in the Field in the Territory.

1.12                        “Auxilium Technology” means the Auxilium Patents and Auxilium Know-How.

1.13                        “Biosimilar Version” means, with respect to Finished Product in a given country in the Territory, a Third Party pharmaceutical product (other than such Finished Product hereunder) that: (i) contains injectable collagenases derived from Clostridium histolyticum as the sole active ingredient (and labeled for the same indications of treatment as such Finished Product) and (ii) has been granted a marketing authorization by an abridged procedure that relies in whole or in part on safety and efficacy data generated for the marketing authorization for such Product as determined by the applicable Governmental Authority in such country.

1.14                        “BTC License Agreement” means that certain Second Amended and Restated Development and License Agreement, dated as of August 31, 2011, by and between Auxilium and BioSpecifics Technologies Corp. (“BTC”).

1.15                        “Bulk Product” means the finished form of the Product including a sterile diluent containing NaCl and CaCl2, packaged in unlabeled vials.

1.16                        “Commercialize”, “Commercializing” or “Commercialization” means all activities directed to the marketing, promotion, selling or offering for sale of Finished Product for an indication, including planning, market research, Pre-Marketing, advertising, educating, marketing, promoting, importing, exporting, distributing and post-marketing safety surveillance and reporting.  For clarity, “Commercialization” shall not include any activities related to Manufacturing or Development.

1.17                        “Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement, including to Commercialize the Finished Product, those efforts and resources consistent with the usual practices of such Party in pursuing the development or commercialization of its own pharmaceutical products that are of similar market potential as such Finished Product, taking into account all relevant factors including product labeling, market potential,  financial return, medical and clinical considerations, regulatory environment and competitive market conditions, all as measured by the facts and circumstances at the time such efforts are due.  Without limiting the foregoing, Commercially Reasonable Efforts requires, with respect to such obligations, that the Party: (i) promptly assign responsibility for such obligation to specific employee(s) who are held accountable for progress and monitor such progress on an on-going basis, (ii) set annual objectives for carrying out such obligations, and (iii) allocate resources designed to advance progress with respect to such objectives.

1.18                        “Competitive Product” means (i) any pharmaceutical product containing [**] or [**] or (ii) any pharmaceutical product indicated for use [**].

1.19                        “Control” means, when used in reference to intellectual property, other intangible property, or materials, that a Party owns or has a license or sublicense to such intellectual property, other intangible property or materials, and has the ability to grant a license or sublicense or other right to use such intellectual property, other intangible property or materials, as applicable, as provided for herein, without (i) requiring the consent of a Third Party or (ii) violating the terms of any agreement or other arrangement with any Third Party.

1.20                        “Cover(ed)” means, with respect to any Patent and the subject matter at issue, that, but for a license granted under a Valid Claim of such Patent, the manufacture, development, use, sale, offer for sale or importation of the subject matter at issue would infringe such Valid Claim, or in the case of a Patent that is a patent application, would infringe a Valid Claim in such patent application if it were to issue as a patent.

1.21                        “Develop”, “Developing” or “Development” means all activities relating to research, non-clinical, preclinical and clinical trials, toxicology testing, statistical analysis and reporting, necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining all Regulatory Approvals in the Field in the Territory and all other development-related activities that are deemed by the JSC to be commercially useful, but shall not include any activities related to Commercialization or Manufacture.

1.22                        “Development Activities” means those Development activities undertaken by or on behalf of a Party or its Affiliates with respect to the Bulk Product in the Field consistent with the applicable Development Plan.

1.23                        “Development Costs” means the costs and expenses incurred by a Party or its Affiliates attributable to, or reasonably allocable to, the Development of the Bulk Product, including costs of conducting Phase IV Clinical Trials (as well as other post-Regulatory Approval filing date studies (including physician - initiated studies)).  “Development Costs” shall include (i) Out-of-Pocket Costs and (ii) internal costs (e.g., staff or administrative) that are attributable or reasonably allocable to the Development of the Bulk Product.  For clarity, Development Costs shall exclude Regulatory Costs.

1.24                        “Dollar” means a U.S. dollar, and “$” shall be interpreted accordingly.

1.25                        “Drug Substance” means the collagenases derived from Clostridium histolyticum.

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

1.26                        “Facility” means, as applicable, a Party’s Manufacturing facility and such other facilities used by such Party (or those of its Affiliates or Third Party contractors) in the manufacture, packaging, labeling or storage of (i) Bulk Product or (ii) materials utilized in the manufacture, packaging or labeling, in each case, with respect to the Bulk Product for Development or Finished Product for Commercialization in the Field in the Territory hereunder.

1.27                        “FDA” means the U.S. Food and Drug Administration or its successor.

1.28                        “FD&C Act” means the U.S. Federal Food, Drug and Cosmetic Act, as amended, and the regulations promulgated thereunder.

1.29                        “Field” means the treatment in humans of (i) Dupuytren’s Contracture, (ii) Peyronie’s Disease and (iii) such New Indications as the Parties agree to include hereunder in accordance with Section 2.6, if any.  For purposes of clarity, the “Field” shall not include any new indications other than as set forth in the foregoing clauses (i), (ii) or (iii).

1.30                        “Finished Product” means a Unit of Product in its full packaging and final presentation form ready for release to end-users.

1.31                        “First Commercial Sale” means, with respect to a Finished Product, the first sale of such Finished Product in a given country or other regulatory jurisdiction in the Territory by or on behalf of Actelion, its Affiliates or its permitted distributors to a Third Party, after receipt of Regulatory Approval for such Finished Product in such country or regulatory jurisdiction.

1.32                        “General Development Activities” means all Development Activities other than Territory Development Activities.

1.33                        “Good Clinical Practices” or “GCP” means all applicable Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analyses and reporting of clinical trials, including, as applicable, (i) as set forth in the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”) Harmonised Tripartite Guideline for Good Clinical Practice (CPMP/ICH/135/95) and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (ii) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (iii) U.S. Code of Federal Regulations Title 21, Parts 50 (Protection of Human Subjects), 56 (Institutional Review Boards) and 312 (Investigational New Drug Application), as may be amended from time to time, and (iv) the equivalent Laws in any relevant country, each as may be amended and applicable from time to time and in each case, that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

1.34                        “Good Laboratory Practices” or “GLP” means all applicable Good Laboratory Practice standards, including, as applicable, (i) as set forth in the then-current good laboratory practice standards promulgated or endorsed by the FDA as defined in 21 C.F.R. Part

58, and (ii) the equivalent Laws in any relevant country, each as may be amended and applicable from time to time.

1.35                        “Good Manufacturing Practices” or “GMP” means all applicable Good Manufacturing Practices including, (i) the principles detailed in the U.S. Current Good Manufacturing Practices, 21 C.F.R. Sections 210, 211, 601 and 610, (ii) the principles detailed in the ICH Q7 guidelines, and (iii) the equivalent Laws in any relevant country, each as may be amended and applicable from time to time.

1.36                        “Governmental Authority” means any multinational, federal, state, local, municipal or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal), in each case, having jurisdiction over the applicable subject matter.

1.37                        “IND” means the equivalent application of an Investigational New Drug Application to the equivalent agency of the FDA in the Territory, such as a clinical trial application (“CTA”) or a clinical trial exemption (“CTX”), the filing of which is necessary to commence or conduct clinical testing of a pharmaceutical product in humans in such jurisdiction.

1.38                        “Invented” means the acts of (an) inventor(s), as determined in accordance with Laws relating to inventorship set forth in the patent Laws of the United States (Title 35, United States Code), in discovering, conceiving and completing an Invention.

1.39                        “Invention” means any writing, invention, discovery, improvement, technology or other Know-How (in each case, whether patented or not) related to the Product, Bulk Product or Finished Product in the Field that is not existing as of the Effective Date and is Invented under this Agreement during the Term.

1.40                        “Joint Invention” means an Invention that is Invented jointly by an employee of, or Person under an obligation of assignment to, each of Auxilium and Actelion or their respective Affiliates.

1.41                        “Joint Steering Committee” or “JSC” means the joint steering committee formed by the Parties as described in Section 3.1.

1.42                        “Know-How” means any proprietary data, results, material(s), technology, and nonpublic information of any type whatsoever, in any tangible or intangible form, including know-how, trade secrets, practices, techniques, methods, processes, inventions, developments, specifications, formulations, formulae, materials or compositions of matter of any type or kind (patentable or otherwise), software, algorithms, marketing reports and plans, market research, expertise, technology, test data (including pharmacological, biological, chemical, biochemical, toxicological, preclinical and clinical test data), analytical and quality control data, stability data, other study data and procedures.

1.43                        “Laws” means all applicable laws, statutes, rules, regulations, directives, decisions, ordinances, guidelines and other pronouncements of any Governmental Authority.

1.44                        “Manufacture” or “Manufacturing” means all activities related to the manufacturing of the Bulk Product, or any ingredient thereof, including manufacturing for clinical use or commercial sale, in-process and Bulk Product testing, handling and storage of Bulk Product and ongoing stability tests and regulatory activities related to any of the foregoing; provided, however, that for purposes of clarity “Manufacture” shall include fill and lyophilization of Drug Substance but shall exclude Packaging and Labeling (whether in commercial or clinical packaging presentation).  For clarity, Manufacturing shall exclude Analytical Release Testing and Characterization.

1.45                        “Manufacturing Development Activities” means development of test methods, stability testing, formulation development, process development, quality assurance activities, quality control activities, qualification and validation activities, analytic process development, manufacturing process validation, scale-up, and all other activities, including CMC-related activities, necessary for or related to the Manufacture of the Bulk Product for use in the Field.  For clarity, Manufacturing Development Activities shall exclude Analytical Release Testing and Characterization.

1.46                        “Manufacturing Standard Cost” means the standard cost per Unit of Product, calculated annually.  This includes the cost of raw materials, labor, and other direct and identifiable variable costs and appropriate costs for equipment pools, plant operations and plant support services.  The costs for plant operations and support services would include utilities, maintenance, engineering, safety, human resources, finance, plant management and other similar activities, as well as, shipping costs to a finished goods warehouse.  The plant operations and support services costs would be allocated to the Product consistent with generally accepted accounting principles in the United States (“GAAP”), based on total budgeted volumes produced by or on behalf of Auxilium.  Costs which cannot be identified to a specific activity supporting Manufacturing, such as charges for corporate overhead which are not related to Manufacturing, would not be included in Manufacturing Standard Cost hereunder.

1.47                        “Marketing Authorization Application” or “MAA” means an application to the appropriate Regulatory Authority for approval to sell the Finished Product (but excluding Pricing Approval) in any particular country or regulatory jurisdiction.

1.48                        “Medical Science Liaison” means an individual who is employed by or on behalf of Actelion or its Affiliates and who provides educational services and other educational efforts directed towards the medical and/or scientific community.

1.49                        “Net Sales” means the gross amount invoiced by or on behalf of Actelion, its Affiliates, its sublicensees or any permitted distributors on account of sales of the Finished Product, less the following deductions specifically and solely related to the Finished Product and actually allowed consistent with GAAP:

1.49.1              customary trade, cash or quantity discounts actually paid, granted or accrued, to the extent not already reflected in the amount invoiced, including cash rebates to customers;

1.49.2              excise, import and sales taxes, customs duties, and other fees of a similar nature to the extent included in the price and separately itemized on the invoice price (but specifically excluding, for clarity, any income taxes assessed against the income arising from such sale);

1.49.3              outbound freight, shipment and insurance costs to the extent included in the price;

1.49.4              amounts actually paid, granted or accrued on (i) returns in accordance with Actelion’s returned goods policy provided to Auxilium or (ii) recalls; and

1.49.5              compulsory payments and rebates directly related to the sale of the Finished Product paid to a Governmental Authority pursuant to governmental regulations, including retroactive reductions imposed by a Governmental Authority.

For clarity, (i) Net Sales shall not be reduced by the amount of any commissions paid to individuals, whether they are associated with independent sales agencies or regularly employed by Actelion, its Affiliate or its sublicensee (or any agent, distributee, or designee thereof), or for a cost of collection or any other amount not specifically set forth in Subsections 1.49.1 — 1.49.5, inclusive, above and (ii) the amount of any discounts, rebates or allowances granted or taken with respect to the total sales to a customer for multiple products of Actelion, its Affiliate or its sublicense (or any agent, distributee, or designee thereof) shall not be deducted in calculating Net Sales.  Any of the items set forth above that would otherwise be deducted from the invoice price in the calculation of Net Sales but which are separately charged to, and paid by, Third Parties shall not be deducted from the invoice price in the calculation of Net Sales.  In the case of any sale of the Finished Product for value other than in an arm’s length transaction exclusively for cash, such as barter or counter-trade, Net Sales shall be determined by referencing Net Sales at which substantially similar quantities of the Finished Product are sold in an arm’s length transaction for cash.

Notwithstanding the foregoing, amounts billed by Actelion, its Affiliates, its sublicensees or any permitted distributors for the sale of Finished Product among Actelion, its Affiliates, its sublicensees or any permitted distributor for resale shall not be included in the computation of Net Sales hereunder.  Net Sales shall be accounted for in accordance with GAAP, consistently applied.  Actelion, its Affiliates, its sublicensees and any permitted distributor will sell the Finished Product as a stand-alone product and will not sell the Finished Product as part of a bundle with other products or offer package deals to customers that include the Finished Product, except to the extent required to obtain sales contracts with government entities, and in such case, the price of the Finished Product relevant for the calculation of Net Sales will be the average price in the preceding calendar quarter of the Finished Product sold separately less the average discount of all products sold as part of the package.

1.50                        “Out-of-Pocket Costs” means costs and expenses paid to Third Parties (or payable to Third Parties and accrued in accordance with GAAP), other than Affiliates or employees, by either Party.

1.51                        “Patents” means patents and patent applications and all substitutions, divisions, continuations, continuations-in-part, any patent issued with respect to any such patent applications, any reissue, reexamination, utility models or designs, renewal or extension

(including any supplementary protection certificate) of any such patent, and any confirmation patent or registration patent or patent of addition based on any such patent, and all counterparts thereof in any country.

1.52                        “Patent Term Extension” means any term extensions, supplementary protection certificates, Regulatory Exclusivity and equivalents thereof offering Patent protection beyond the initial term with respect to any issued Patents.

1.53                        “Person” shall mean any corporation, limited or general partnership, limited liability company, joint venture, trust, unincorporated association, governmental body, authority, bureau or agency, any other entity or body, or an individual.

1.54                        “Phase IV Clinical Trials” means certain post-marketing studies to delineate additional information about a pharmaceutical product’s risks, benefits, and optimal use, commenced after receipt of regulatory approval for a product in the indication for which such trial is being conducted.

1.55                        “Pre-Marketing” means all sales and marketing activities undertaken prior to and in preparation for the launch of the Finished Product in the Territory.  Pre-Marketing shall include market research, key opinion leader development, advisory boards, medical education, disease-related public relations, health care economic studies, sales force training and other pre-launch activities prior to the First Commercial Sale of the Finished Product in a given country or other regulatory jurisdiction in the Territory.

1.56                        “Pricing Approval” means the approval, agreement, determination or decision from a Governmental Authority establishing the price and/or reimbursement for the Finished Product for sale in a given country or regulatory jurisdiction, as required by Laws in such country or other regulatory jurisdiction prior to the sale of the Finished Product in such country or regulatory jurisdiction.

1.57                        “Product” means, in all cases excluding any dermal formulations labeled for topical administration, any dosage strength of the pharmaceutical product consisting of the lyophilized form of injectable collagenases derived from Clostridium histolyticum [**].

1.58                        “Product Approval” means the approval of a Governmental Authority necessary for the marketing and sale of the Finished Product in a given country or regulatory jurisdiction, which may include the approval of an MAA (but shall not include any Pricing Approvals).

1.59                        “Product Complaint” means any written, verbal or electronic expression of dissatisfaction regarding any Finished Product sold by or on behalf of Actelion (or any of its Affiliates, its sublicensees or permitted distributors) in the Territory, including reports of actual or suspected product tampering, contamination, mislabeling or inclusion of improper ingredients.

1.60                        “Product Specifications” means those (i) Manufacturing, performance and quality-control specifications for the Bulk Product or (ii) performance, quality-control and

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Packaging and Labeling specifications for the Finished Product (which are initially as set forth in the applicable Product Approval), as the case may be, in the Territory, as such specifications may be amended from time to time pursuant to the terms of this Agreement.

1.61                        “Promotional Materials” means all written, printed, audio, video, graphic or other electronic advertising, promotional, educational and communication materials (other than labels and package inserts) for marketing, advertising and promoting of the Finished Product in the Field in the Territory, for use (i) by a Sales Representative or a Medical Science Liaison or (ii) in advertisements, web sites or direct mail pieces.

1.62                        “Quality Agreement” means the quality agreement relating to the Unit of Product between Actelion and Auxilium.

1.63                        “Regulatory Approvals” means all necessary approvals (including INDs, Product Approvals, Pricing Approvals, import permits, and, in each case any supplements and amendments thereto), licenses, registrations or authorizations of any Governmental Authority, necessary for the Development or Manufacture of Bulk Product or the manufacture, distribution, use, promotion and sale of the Finished Product in a given country or regulatory jurisdiction.

1.64                        “Regulatory Authority” means, in a particular country or regulatory jurisdiction, any applicable Governmental Authority involved in granting Regulatory Approval in such country or regulatory jurisdiction.

1.65                        “Regulatory Costs” means the costs and expenses incurred by a Party or its Affiliates attributable to, or reasonably allocable to, the preparation, obtaining or maintaining of Regulatory Materials and Regulatory Approvals for the Bulk Product or Finished Product, including MAAs (other than Pricing Approval and Manufacturing-related Regulatory Approvals), including any filing fees.  “Regulatory Costs” shall include (i) Out-of-Pocket Costs and (ii) internal costs (e.g., staff or administrative) that are attributable or reasonably allocable to the preparation of Regulatory Materials, and maintenance of Regulatory Approvals, for the Bulk Product or Finished Product in the Field in the Territory.  For clarity, Regulatory Costs shall exclude Development Costs.

1.66                        “Regulatory Data” means any and all research data, pharmacology data, chemistry, manufacturing and control data, preclinical data, clinical data and all other documentation submitted, or required to be submitted, to Regulatory Authorities in association with regulatory filings for the Development or Manufacture of Bulk Product or the Commercialization or Packaging and Labeling of Finished Product (including any applicable Drug Master Files (“DMFs”), Chemistry, Manufacturing and Control (“CMC”) data, or similar documentation).

1.67                        “Regulatory Exclusivity” means any exclusive marketing rights or data exclusivity rights conferred by any Governmental Authority with respect to the Product other than a Patent right.

1.68                        “Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority that are necessary in order to Develop or Manufacture the Bulk Product, or to obtain marketing authorization, market, sell or otherwise Commercialize the Finished Product in a particular country or regulatory jurisdiction.  Regulatory Materials include INDs, MAAs, presentations, responses, and applications for other Product Approvals.

1.69                        “Royalty Term” means, on a country-by-country and Finished Product-by-Finished Product basis in the Territory, the period of time beginning on the First Commercial Sale of such Finished Product in such country and ending upon the latest of: (i) the date on which such Finished Product (including, the use, sale, offer for sale, importation, development or manufacturing thereof) is no longer Covered by a Valid Claim in such country, (ii) the fifteenth (15th) anniversary of the First Commercial Sale of such Finished Product in such country, (iii) Generic Entry with respect to such Finished Product in such country, or (iv) loss of Regulatory Exclusivity in such country.  For the purpose of this definition only, Valid Claim shall not include Actelion Collaboration Patents, i.e. the Royalty Term will not be extended pursuant to clause (i) if the only Patent Covering the Commercialization of the Finished Product is an Actelion Collaboration Patent.

1.70                        “Sales Representative” means an individual who is employed by or on behalf of Actelion (or its Affiliates, its sublicensees or subcontractors) and who performs details and other promotional efforts with respect to the Finished Product.

1.71                        “Territory” means Canada, Australia, Brazil and Mexico.

1.72                        “Territory Development Activities” means those Development Activities that are (i) necessary solely for obtaining or maintaining Regulatory Approval for the Finished Product in the Field in any given country in the Territory and (ii) post-Regulatory Approval filing date Development Activities in any given country in the Field in the Territory.  Notwithstanding the foregoing, in the event that Actelion requests that Auxilium perform certain Development Activities, within the Territory, which are not necessary solely for obtaining or maintaining Regulatory Approval in the Territory, and Auxilium agrees at its sole discretion to perform such activities within the Territory, then such activities as are conducted in any given country in the Territory shall be deemed Territory Development Activities.  For clarity, those Development Activities which Auxilium proposes (absent Actelion’s request) to conduct in the Territory shall not be included in the definition of Territory Development Activities, and shall therefore be deemed General Development Activities.

1.73                        “Third Party” means any Person other than Auxilium or Actelion or their respective Affiliates.

1.74                        “Unit of Product” means one 0.9 mg vial of the current Product and one 3 mL vial of sterile diluent containing NaCl and CaCl2.

1.75                        “U.S.” means the United States of America and its possessions and territories.

1.76                        “Valid Claim” means (a) a claim of an issued and unexpired Auxilium Patent, Joint Collaboration Patent or an Actelion Collaboration Patent that (i) has not been rejected, revoked or held to be invalid or unenforceable by a court or other authority of competent jurisdiction, from which decision no appeal can be further taken or (ii) has not been finally abandoned, disclaimed or admitted to be invalid or unenforceable through reissue or disclaimer; or (b) a claim included in a pending patent application of an Auxilium Patent, Joint Collaboration Patent or an Actelion Collaboration Patent (whether filed before or after the Effective Date) that (i) has not been pending for more than seven (7) years from the effective date of filing for such patent application (provided, however that for purposes of clarity, in the event such pending claim subsequently issues in an issued patent, then such claim shall again be a Valid Claim as of the date of issuance of such patent) or (ii) has not been finally determined to be unallowable by the applicable governmental authority (from which no appeal is or can be taken).

1.77                        Interpretation.  Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) words of one gender include the other gender; (iv) words using the singular or plural number also include the plural or singular number, respectively; (v) references to a contract or other agreement mean such contract or other agreement as from time to time amended, modified or supplemented; (vi) references to a Person are also to its permitted successors and assigns; (vii) references to an “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement, unless expressly stated otherwise; (viii) references to a law include any amendment or modification to such law and any rules and regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules and regulations occurs, before or after the date of this Agreement; and (ix) Dupuytren’s Contracture is analogous to Dupuytren’s Disease as such term is commonly used.

1.78                        Additional Definitions. The following terms have the meanings set forth in the corresponding Sections of this Agreement:

Term	Section
“Abandoned Collaboration Patents”	9.3.2
“Abandoned Joint Inventions”	9.3.2
“Actelion”	Preamble
“Actelion Collaboration Patents”	9.1.1
“Actelion Funded Patent Rights”	9.3.1
“Agreement”	Preamble
“Additional Diluent”	7.3
“Additional Diluent Supply Price”	7.3
“Alliance Manager”	3.5
“Auxilium”	Preamble
“Auxilium Collaboration Patents”	9.1.1
“Audit”	8.11

Term	Section
“Bankrupt Party”	14.6
“Breaching Party”	13.2
“BTC”	1.14
“CDS”	5.1.1
“CMC”	1.66
“Claim”	11.2
“Commercialization Budget”	6.2.3(e)
“Commercialization Data”	6.9
“Commercialization Plan”	6.2.1
“Commercial Supply Price”	7.3
“Committee”	3.6
“Confidential Information”	12.1
“Controlling Party”	9.4.1(a)
“CTA”	1.37
“CTX”	1.37
“Development Budget”	4.3.1(c)
“Development Data”	4.6
“Development Plan”	4.3.1
“Development Supply Price”	7.2
“Disbanding Notice”	3.8
“Disclosing Party”	12.1
“DMFs”	1.66
“Effective Date”	Preamble
“Executive Officer”	15.2
“Forecast”	7.6.1
“Forecast Date”	7.6.1
“GAAP”	1.46
“Generic Entry”	8.3.2
“Global Branding Strategy”	6.10
“ICH”	1.33
“Indemnification Claim Notice”	11.4.1
“Indemnified Party” and “Indemnifying Party”	11.4.1
“Indemnitee” and “Indemnitees”	11.4.1
“Infringement Claim”	9.4.1
“Initial Commercialization Plan”	6.2.1
“Initial Forecast Date”	7.6.1
“Joint Collaboration Patents”	9.1.1
“Latent Defects”	7.9.2(b)
“Long Range Forecast”	7.6.2
“Losses”	11.2
“Manufacturing Certificate of Analysis”	7.9.2(a)
“Milestone Notification Notice”	8.2
“Minimum Delivery Amount”	7.11
“Minimum Delivery Cure Period”	7.11

Term	Section
“New Indication”	2.6
“Notice of Non-Conformance”	7.9.2(a)
“OOS”	7.9.3
“Packaging and Labeling”	7.5
“Party” or “Parties”	Preamble
“Patent Challenge”	13.4
“Pfizer”	5.5.2
“Product Trade Dress”	6.8.1
“Product Trademark”	6.8.1
“Promotional Commercialization Data”	6.9
“Purchase Order”	7.6.3
“Purchase Order Acceptance Date”	7.6.4
“Receiving Party”	12.1
“Recovery”	9.4.2(c)(iv)
“Redacted Agreement”	12.5.2
“Royalty Payments”	8.3.1
“Royalty Rates”	8.3.1
“Term”	13.1
“Upfront Payment”	8.1
“VAT”	8.6(a)

ARTICLE 2
LICENSES

2.1                               Grant to Actelion.

2.1.1                     General Grant to Actelion.  Subject to the terms and conditions of this Agreement, Auxilium hereby grants to Actelion during the Term (i) a co-exclusive (with Auxilium and its Affiliates) license or sublicense, as applicable, with the right to sublicense solely in accordance with Section 2.4.2, under the Auxilium Technology and the Joint Collaboration Patents, to perform Territory Development Activities with respect to Bulk Product, and (ii) an exclusive (even as to Auxilium and its Affiliates), payment-bearing license or sublicense, as applicable, with the right to sublicense solely in accordance with Section 2.4.2, under the Auxilium Technology and the Joint Collaboration Patents, to Commercialize the Finished Product in the Field in the Territory.

2.1.2                     Additional Grant to Actelion.  Subject to the terms and conditions of this Agreement, including in particular Section 6.8, Auxilium hereby grants to Actelion during the Term an exclusive license or sublicense, as applicable, with the right to sublicense solely in accordance with Section 2.4.2, to use the Product Trademark and Product Trade Dress solely to the extent necessary to (i) Develop the Bulk Product in the Field in the Territory, (ii) Commercialize the Finished Product in the Field in the Territory and (iii) Package and Label for Commercialization in the Field in the Territory.  Auxilium hereby grants to Actelion during the Term and from and after the expiration or termination for breach of Auxilium of this Agreement, a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license under any Joint Collaboration Patents for any and all uses; provided, that in the event of a termination of this Agreement for breach of Auxilium such license shall not include any rights with respect to the Product, Bulk Product or Finished Product.

2.2                               Grant to Auxilium.

2.2.1                     General Grant to Auxilium.  Subject to the terms and conditions of this Agreement, Actelion, together with its Affiliates, hereby grants to Auxilium during the Term a non-exclusive royalty-free license or sublicense, as applicable, with the right to sublicense, under the Actelion Applied Technology, to Develop, Manufacture or Commercialize the Product, Bulk Product or Finished Product.

2.2.2                     Additional Grant to Auxilium.  Subject to the terms and conditions of this Agreement, Actelion, together with its Affiliates, hereby grants to Auxilium (i) a non-exclusive, paid-up, irrevocable, perpetual, worldwide license or sublicense, as applicable, with the right to sublicense, under the Actelion Applied Technology, to develop (including obtaining and maintaining regulatory approval), make, use, import, export, offer for sale and sell pharmaceutical products containing injectable collagenases derived from Clostridium histolyticum for sale anywhere in the world (other than the sale of the Bulk Product or Finished Product in the Field in the Territory), (ii) from and after the expiration or termination of this Agreement (on a country-by-country basis), a non-exclusive, paid-up, irrevocable, perpetual, worldwide license or sublicense, as applicable, with the right to sublicense, under the Actelion Applied Technology, to develop (including obtaining and maintaining regulatory approval), make, use, import, export, offer for sale and sell the Product, Bulk Product or Finished Product in the Field in such country in the Territory.

2.3                               Additional Licensing Provisions.

2.3.1                     Negative Covenant.  Each Party covenants that it will not use or practice any of the other Party’s Patent rights or other intellectual property rights licensed (or sublicensed, as applicable) to it under this ARTICLE 2 except for the purposes expressly permitted in the applicable license grant.

2.3.2                     No Implied Licenses; Retained Rights.  Except as explicitly set forth in this Agreement, neither Party grants any license, express or implied, under its intellectual property rights to the other Party, whether by implication, estoppel or otherwise.

2.4                               Performance by Affiliates, Subcontractors and Sublicensees.

2.4.1                     Performance by Affiliates.  The Parties recognize that each may perform some or all of its obligations under this Agreement through Affiliates; provided, however, that each Party shall remain responsible for and be guarantor of the performance by its Affiliates and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance.  Each Party hereby expressly waives any requirement that the other Party exhaust any right, power or remedy, or proceed against an Affiliate, for any obligation or performance hereunder prior to proceeding directly against such Party.  Wherever in this Agreement the Parties delegate responsibility to Affiliates, the Parties agree that such entities may not make decisions inconsistent with this Agreement, amend the terms of this Agreement or act contrary to its terms in any way.

2.4.2                     Subcontractors and Sublicensees.  Actelion shall have the right to grant sublicenses to any sublicensee under all of its rights under the license granted pursuant to Section 2.1, or to subcontract the performance of its obligations hereunder, at any given time during the Term in any part of the Territory; provided however that with respect to each such sublicense or subcontract, as the case may be: (i) with respect to each sublicensee, Auxilium shall be notified in writing at least twenty (20) business days in advance of the grant (including a description of the rights to be granted, the identity of the sublicensee and the countries involved); (ii) Actelion shall ensure that each of its sublicensees and subcontractors accepts and complies with all applicable terms and conditions of this Agreement, and Actelion shall remain responsible for, and shall guarantee, the performance of its sublicensees and subcontractors hereunder; and (iii) any such sublicense or subcontract shall (a) be subject and subordinate to the terms and conditions of this Agreement, (b) be subject to an appropriate written agreement that imposes on any such sublicensee or subcontractor all applicable terms, conditions and obligations under this Agreement, including the reporting, audit, inspection and confidentiality provisions hereunder, (c) contain a provision prohibiting such sublicensee or subcontractor from further sublicensing and subcontracting and (d) not in any way diminish, reduce or eliminate any of Actelion’s obligations under this Agreement.  For the avoidance of doubt, Actelion will remain directly responsible for all amounts owed to Auxilium under this Agreement.  Actelion hereby expressly waives any requirement that Auxilium exhaust any right, power or remedy, or proceed against a sublicensee or subcontractor for any obligation or performance hereunder prior to proceeding directly against Actelion.

2.5                               Exclusivity.

2.5.1                     Actelion.  Actelion hereby covenants not to research, develop (including submitting any applications for regulatory approval), manufacture or commercialize, during the Term, any Competitive Product [**], either on its own, with or through any Affiliate, or in collaboration with a Third Party, in each case other than with respect to the Development of Bulk Product and Commercialization of the Finished Product in the Field in the Territory pursuant to this Agreement.  Notwithstanding the foregoing, the limitations set forth in this Section 2.5.1 shall not apply to any New Indication, subject to Section 2.6.

2.5.2                     Auxilium.  Auxilium hereby covenants that it shall not (and shall cause its Affiliates not to), during the Term, develop (including submitting any applications for regulatory approval), manufacture or commercialize any Competitive Product in the Field in the Territory, either on its own, with or through any Affiliate, or in collaboration with a Third Party, and in each case other than with respect to the Development of Bulk Product and Commercialization of the Finished Product in the Field in the Territory pursuant to this Agreement.  Notwithstanding the foregoing, the limitations set forth in this Section 2.5.2 shall not apply to any New Indication, subject to Section 2.6.  Should Auxilium or its Affiliates, during the Term, develop (including submitting any applications for regulatory approval), manufacture or commercialize any Competitive Product in the Field, either Party may initiate discussions regarding the commercial viability of such Competitive Product in the Field in the Territory and should Auxilium, following such discussions, desire to develop or commercialize such Competitive Product in the Field in the Territory, Auxilium shall offer the exclusive rights to such Competitive Product in the Field in the Territory to Actelion, the details of which shall be negotiated in good faith between the Parties.

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

2.6                               Right of Negotiation.  If Auxilium wishes to Develop the Bulk Product and Commercialize the Finished Product (solely for purposes of this Section 2.6, references to “Finished Product” shall not include the specific concentrations of Product and diluent referenced in Unit of Product) for sale in the Territory in an indication outside the Field (a “New Indication”), then Actelion and Auxilium shall negotiate with respect to such New Indication in the Territory pursuant to this Section 2.6.  Auxilium shall notify Actelion in writing in the event it wishes to Develop the Bulk Product and Commercialize the Finished Product in such New Indication in the Territory, and Actelion shall notify Auxilium in writing within twenty-eight (28) days after receipt of such notice whether or not it desires to enter negotiations as set forth in this Section 2.6.  If Actelion exercises such right of negotiation in accordance with this Section 2.6, the Parties shall negotiate in good faith (but subject to each Party’s final management approval which can be given in their absolute discretion) the terms of a definitive agreement regarding the Development of the Bulk Product and Commercialization of such New Indication for the Finished Product in the Territory, including the financial terms thereof (such as applicable upfront and milestone payments), as well as the apportionment between the Parties of development costs with respect thereto.  If Auxilium and Actelion are unable to enter into a definitive agreement with respect to such transaction within sixty (60) days after receipt of the said notice (or such longer period as may be mutually agreed upon by the Parties), then Auxilium (either itself, or with its Affiliates or Third Parties) shall be permitted to Develop and/or Commercialize such New Indication in the Territory in each case utilizing a differentiated product presentation that is not reasonably susceptible to use in the Field.  The Parties further agree and acknowledge that nothing contained in this Section 2.6 shall prohibit Auxilium from (and this Section 2.6 shall not apply with respect to) (i) Developing the Bulk Product or Commercializing the Finished Product in a New Indication for sale outside the Territory, or (ii) Developing the Bulk Product or Commercializing the Finished Product for non-human uses anywhere in the world for any indication.

2.7                               Restrictive Covenants.

2.7.1                     Ex-Territory Activities.  Actelion hereby covenants and agrees that it shall not (and shall cause its Affiliates, sublicensees and subcontractors not to), either itself or through a Third Party, Commercialize the Finished Product outside of the Territory in or outside of the Field.  Without limiting the generality of the foregoing, with respect to countries outside of the Territory, Actelion shall not (i) engage in any advertising activities relating to the Finished Product directed to customers outside the Territory, or (ii) solicit orders from any prospective purchaser located outside the Territory.  If Actelion receives any order from a prospective purchaser located in a country outside of the Territory, Actelion shall immediately refer that order to Auxilium and shall not accept any such order or deliver or tender (or cause to be delivered or tendered) any Finished Product under such order.  If Actelion should reasonably know that a customer or distributor is engaged itself or through a Third Party in the sale or distribution of the Finished Product outside of the Territory, then Actelion shall (a) within two (2) Business Days of gaining knowledge of such activities notify Auxilium regarding such activities and provide all information that Auxilium may request concerning such activities and (b) take all reasonable steps (including cessation of sales to such customers) necessary to limit such sale or distribution outside the Territory, unless otherwise agreed in writing by the Parties.

2.7.2                     Ex-Field Activities.  Actelion hereby covenants and agrees that it shall not (and shall cause its Affiliates, its sublicensees and subcontractors not to), either itself or through a Third Party, Commercialize the Finished Product in the Territory for use outside the Field.  Without limiting the generality of the foregoing, Actelion shall not (i) engage in any advertising activities relating to the Finished Product directed to use outside the Field, or (ii) solicit orders from any prospective purchaser for use of the Finished Product outside the Field in the Territory.  If Actelion receives any order from a prospective purchaser for use of the Finished Product outside the Field, Actelion shall immediately refer that order to Auxilium and shall not accept any such order or deliver or tender (or cause to be delivered or tendered) any Finished Product under such order, unless otherwise agreed in writing by the Parties.  If Actelion should reasonably know that a customer or distributor, or a customer’s distributor or customer, is engaged in the sale or distribution of the Finished Product for use outside the Field, then Actelion shall (a) within two (2) Business Days of gaining knowledge of such activities notify Auxilium regarding such activities and provide all information that Auxilium may request concerning such activities and (b) take all reasonable steps (including cessation of sales to such customer) necessary to limit such sale or distribution for use outside the Field, unless otherwise agreed in writing by the Parties.

2.7.3                     Actelion Contracts.  In the event that Actelion (or any of its Affiliates) enters into any agreements with a sublicensee or subcontractor (including, any distributors or wholesalers) for the Commercialization of Finished Product, it shall include in any and all said agreements provisions substantially similar to those set forth in Sections 2.7.1 and 2.7.2, such that such sublicensee or subcontractor shall only be authorized to market, distribute and sell the Finished Product within the Field within the applicable countries in the Territory, and shall be prohibited from marketing, distributing or selling the Finished Product outside the Field or outside the Territory.

2.7.4                     Within-Territory Activities.  Auxilium hereby covenants and agrees that it shall not (and shall cause its Affiliates, sublicensees and subcontractors not to), either itself or through a Third Party, market, distribute or sell the Finished Product into countries within the Territory for use in the Field.  Without limiting the generality of the foregoing, with respect to such countries within the Territory, Auxilium shall not (i) engage in any advertising activities relating to the Bulk Product or Finished Product for use in the Field directed solely to customers located in such countries, or (ii) solicit orders from any prospective purchaser located in such countries (other than outside the Field in accordance with Section 2.6).

2.7.5                     Auxilium Contracts.  In the event that Auxilium (or any of its Affiliates) enters into any agreements with a subcontractor (including, any distributors or wholesalers) or a sublicensee for the Commercialization of Finished Product, it shall include in any and all said agreements provisions substantially similar to those set forth in Section 2.7.4, such that such subcontractor or sublicensee, as applicable, shall only be authorized to market, distribute and sell the Finished Product: (i) within countries outside the Territory or (ii) within the Territory, for use outside the Field as otherwise provided in this Agreement (including in accordance with Section 2.6).

2.7.6                     Jurisdictional Compliance.  It is the desire and intent of the Parties that the restrictive covenants contained in this Section 2.7 be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought.  Auxilium and Actelion believe that the restrictive covenants in this Section 2.7 are valid and enforceable.  However, if any restrictive covenant should for any reason become or be declared by a competent court or competition authority to be invalid or unenforceable in any jurisdiction, such restrictive covenant shall be deemed to have been amended to the extent necessary in order that such provision be valid and enforceable, such amendment shall apply only with respect to the operation of such provision of this Section 2.7 in the particular jurisdiction in which such declaration is made.

ARTICLE 3
GOVERNANCE

3.1                               Joint Steering Committee.  The Parties shall establish the JSC within thirty (30) days after the Effective Date.  The JSC shall perform the following functions:

3.1.1                     Review, coordinate and discuss the overall strategy for Developing the Bulk Product in the Field in the Territory, including reviewing, coordinating and discussing the overall strategy for seeking Regulatory Approvals for the Finished Product in the Field in the Territory;

3.1.2                     Approve, manage and oversee the preparation and implementation of the Development Plan, if any, and any material amendments thereto, including reviewing the design of the clinical trial protocols and endpoints and overseeing the conduct of all clinical trials required as set forth in the Development Plan

3.1.3                     Discuss any General Development Activities and Territory Development Activities to be conducted with respect to the Bulk Product in the Field in the Territory;

3.1.4                     Review any matters related to Regulatory Approvals for the Bulk Product or Finished Product in the Field in the Territory, including the development and contents of all submissions to Regulatory Authorities in the Territory for Regulatory Approvals and all necessary filing and registration activities related thereto;

3.1.5                     Review and discuss the overall strategy for obtaining, maintaining and enforcing Patent protection and market and data exclusivity for the Product, Bulk Product or Finished Product in the Field in the Territory;

3.1.6                     Review and discuss the overall strategy for Commercializing the Finished Product in the Field in the Territory;

3.1.7                     Review and discuss the Commercialization Plan, and any amendments or revisions thereto, which review shall be on an annual basis, on or before October 31st of each year during the Term, with a six (6) month review of any amendments or revisions thereto until three (3) years after the First Commercial Sale when such reviews shall become annual reviews only;

3.1.8                     Provide a forum for the Parties to discuss the Commercialization of the Finished Product in the Field in the Territory in the broader context of Auxilium’s Global Branding Strategy;

3.1.9                     Discuss a range of suggested prices at which the Finished Product will be sold to Third Parties in the Field in the Territory and any discount strategies for the Finished

Product in the Field in the Territory; provided that nothing contained herein shall limit or in any way restrict Actelion from having the final decision on setting the price or negotiating with pricing and reimbursement authorities in the countries within the Territory to determine at which price the Finished Product will be sold in the Field in the Territory;

3.1.10              Discuss safety stock of Drug Substance as provided in Section 7.13;

3.1.11              Be informed of any Packaging and Labeling strategies with respect to the Finished Product in the Field in the Territory;

3.1.12              Ensure guidance, consultancy and access by both Parties to CMC information and data in support of filings, Facility inspections and Finished Product launch in the Territory;

3.1.13              Resolve disputes and other matters that are subject to JSC oversight;

3.1.14              Be informed on progress and issues concerning Manufacturing Development Activities and Territory-Specific Analytical Release Testing and Characterization; and

3.1.15              Have such other responsibilities as may be assigned to the JSC pursuant to this Agreement or as may be mutually agreed upon by the Parties in writing from time to time.

3.2                               Joint Steering Committee Membership.  Auxilium and Actelion shall each designate three (3) representatives of appropriate seniority and experience to serve on the JSC by written notice to the other Party.  Either Party may designate substitutes for its representatives if one (1) or more of such Party’s designated representatives are unable to be present at a meeting.  From time to time each Party may replace its representatives by written notice to the other Party specifying the prior representative(s) and their replacement(s).  The JSC shall be co-chaired by a representative of each of Actelion and Auxilium.  One member of the JSC shall serve as secretary of the JSC at each JSC meeting, and the secretary shall alternate from meeting to meeting between an Actelion JSC member and an Auxilium JSC member.  The chairpersons shall be responsible for (i) calling meetings, (ii) preparing and issuing minutes of each such meeting within a reasonable time thereafter (but in any event not to exceed thirty (30) days following such meeting), and (iii) preparing and circulating an agenda for the upcoming meeting; provided that the chairpersons shall consider including any agenda items proposed by either Party no less than five (5) days prior to the next scheduled JSC meeting.

3.3                               Joint Steering Committee Meetings.  The JSC shall hold at least one (1) meeting per calendar quarter at such times during such calendar quarter as it elects to do so until First Commercial Sale, and thereafter, if the Parties mutually so decide, twice per year provided that the JSC shall meet more or less frequently as Actelion and Auxilium mutually agree upon as appropriate.  Meetings of the JSC shall be effective only if at least one (1) representative of each Party is present or participating.  The JSC may meet either (i) in person at either Party’s facilities or at such locations as the Parties may otherwise agree or (ii) by audio or video teleconference.  Other representatives of each Party involved with the Product may attend meetings as non-voting participants, subject to the confidentiality provisions set forth in ARTICLE 12.  Additional meetings of the JSC may also be held with the consent of each Party, as required to resolve disputes, disagreements or deadlocks in the other Committees or as otherwise required under this Agreement, and neither Party shall unreasonably withhold its consent to hold such additional meetings.  Each Party shall be responsible for all of its own expenses incurred in connection with participating in the JSC meetings or any of the other Committee meetings.

3.4                               Decision-Making.  The JSC may make decisions with respect to any subject matter that is subject to the JSC’s decision-making authority and functions as set forth in Section 3.1.  All decisions of the JSC shall be made by unanimous vote or written consent, with Actelion and Auxilium each having, collectively, among its respective members, one (1) vote in all decisions.  The JSC shall use commercially reasonable efforts to resolve the matters within its roles and functions or otherwise referred to it.  If the JSC cannot reach consensus on a given matter, then Auxilium shall have the final decision-making authority with respect to matters relating to Sections 3.1.1 to 3.1.5, inclusive, and 3.1.12.

3.5                               Alliance Managers.  Promptly following the Effective Date, each Party shall designate an individual to serve as the main point of contact for each Party to exchange information, facilitate communication and coordinate the Parties’ activities under this Agreement and to provide day-to-day support to the Committees (each, an “Alliance Manager”).  Each Alliance Manager shall be experienced in project management and shall have appropriate experience in the pharmaceutical industry.  The Alliance Managers shall attend all JSC meetings, and other meetings between the Parties as appropriate, and shall also work together to resolve any deadlock between the Parties; provided, however, that the Alliance Managers shall not be members of any Committee established pursuant to this Agreement.  Each Party may change its designated Alliance Manager from time to time upon written notice to the other Party.

3.6                               Committees.  From time to time, the JSC may establish and delegate duties to other sub-committees or directed teams (each, a “Committee”) to oversee particular projects or activities.  Each such Committee shall be constituted and shall operate as the JSC determines; provided that each Committee shall have equal representation from each Party.  Committees may be established on an ad hoc basis for purposes of a specific project, or on such other basis as the JSC may determine.  Each Committee and its activities shall be subject to the oversight, review and approval of, and shall report to, the JSC.  In no event shall the authority of a Committee exceed that of the JSC.

3.7                               Limits on JSC and Committee Authority.  The JSC shall have only the powers assigned expressly to it in this ARTICLE 3 and elsewhere in this Agreement, and shall not have any power to amend, modify or waive compliance with this Agreement.  In furtherance thereof, each Party shall retain the rights, powers and discretion granted to it under this Agreement and no such rights, powers or discretion shall be delegated or vested in the JSC and any other Committee unless such delegation or vesting of rights is expressly provided for in this Agreement or the Parties expressly so agree in writing.  Without limiting the generality of the foregoing, the JSC and any other Committee shall have no decision-making authority with respect to any matters related to (i) approving (or otherwise making decisions with respect to) matters related to obtaining, maintaining or enforcing Patent protection and market and data exclusivity for the Product, Bulk Product or Finished Product in the Field in the Territory (which matters shall be governed by ARTICLE 9), (ii) the Development of the Bulk Product

outside the Field or outside of the Territory, (iii) the Commercialization of the Finished Product outside the Field or outside of the Territory and (iv) the Manufacture of the Bulk Product.  It is understood, however, that such matters can be discussed at the JSC especially as they may pertain to the Development of the Bulk Product or Commercialization of the Finished Product in the Territory.

3.8                               Disbanding the JSC.  At any time during the Term, and for any reason, Auxilium shall have the right to disband the JSC (and any Committees existing as of such time) upon written notice to Actelion, which notice shall be effective immediately upon receipt (“Disbanding Notice”).  Following the issuance of a Disbanding Notice and subject to this Section 3.8, (i) the JSC (and any Committees existing as of such time) shall immediately cease meeting and (ii) all decisions, obligations, rights and responsibilities within the purview of the JSC (and any Committees existing as of such time) shall henceforth be handled directly between the Parties with each Party maintaining its decision making authority, consistent with Section 3.4, in the event of any dispute.  If, at any time following the issuance of a Disbanding Notice, Auxilium wishes to reestablish the JSC, Auxilium shall notify Actelion in writing and, thereafter, the JSC shall be reestablished and function in accordance with the provisions of this ARTICLE 3.  For clarity, the disbanding of the JSC by Auxilium under this Section 3.8 shall have no impact on the consideration provided for or due to Auxilium under this Agreement.

3.9                               Actions.  In developing strategies, making decisions and exercising its rights under this Agreement (including acting through its representatives on any of the Committees and its Alliance Managers), each Party shall act in good faith and use its Commercially Reasonable Efforts to achieve the goals of the then-current Development Plan or Commercialization Plan.

3.10                        Exchange of Information.  Each Party shall keep the other Party fully and promptly informed as to its progress and activities relating to the Manufacture or Development of the Bulk Product in the Territory, and Commercialization of the Finished Product in the Territory, including with respect to regulatory matters and meetings with Regulatory Authorities, by way of updates to appropriate Committees at their meetings or to the other Party in the event that the Committees are disbanded and as otherwise specified in this Agreement, or as reasonably requested from time to time by the other Party.  In connection therewith, Auxilium and Actelion shall provide each other with such information regarding such progress and activities under the Development Plan or the Commercialization Plan, or otherwise relating to the Finished Product, as the other Party may reasonably request from time to time.

3.11                        Minutes of Committee Meetings.  The Parties shall endeavor to finalize minutes of all Committee meetings within a reasonable time after the meeting (but in any event within thirty (30) days of such meeting) in accordance with the guidelines provided below:

3.11.1              Within ten (10) days after a Committee meeting, the secretary of such Committee shall prepare and distribute to all members of such committee draft minutes of the meeting.  Such minutes shall provide a list of any issues yet to be resolved, either within such Committee or through the relevant resolution process.

3.11.2              The members of each Committee shall then have ten (10) days after receiving such draft minutes to collect comments thereon and provide them to the secretary of such Committee.

3.11.3              Upon the expiration of such second ten (10) day period, the Parties shall have an additional ten (10) days to discuss each other’s comments and finalize the minutes.  The secretary and chairperson(s) of such Committee shall each sign and date the final minutes.  The signature of such chairperson(s) and secretary upon the final minutes shall indicate each Party’s assent to the minutes.

ARTICLE 4
DEVELOPMENT

4.1                               Overview.

4.1.1                     Overview of Development.  Subject to the terms and conditions of this Agreement, the Parties shall collaborate with respect to the Development of the Bulk Product for use in the Field in the Territory as set forth herein.  Auxilium shall conduct the General Development Activities and, in accordance with the Development Plan, such portion of the Territory Development Activities as the Parties agree.  Actelion shall conduct, in accordance with the Development Plan, the Territory Development Activities, including bridging studies, clinical studies, Phase IV Clinical Studies (and other post-Regulatory Approval studies).  Auxilium shall use Commercially Reasonable Efforts to perform the General Development Activities and the Territory Development Activities as above for the Bulk Product for each indication in the Field (i.e., (i) Dupuytren’s Contracture, (ii) Peyronie’s Disease and (iii) such other New Indications as the Parties agree to include hereunder in accordance with Section 2.6, if any).  Actelion shall use Commercially Reasonable Efforts to perform the Territory Development Activities for the Bulk Product for each indication in the Field (i.e., (a) Dupuytren’s Contracture, (b) Peyronie’s Disease and (c) such other New Indications as the Parties agree to include hereunder in accordance with Section 2.6, if any) to enable obtaining Regulatory Approval in the Territory for the Finished Product (solely for purposes of this clause (c) of this Section 4.1.1, the reference to “Finished Product” shall not include the specific concentrations of Product and diluent referenced in Unit of Product) for each such indication.

4.1.2                     General Development Activities and Development Outside the Territory or Outside the Field; Regulatory Approvals Outside the Territory or Outside the Field.  The Parties hereby agree and acknowledge that nothing contained herein shall limit or otherwise restrict the ability of Auxilium or its sublicensees to (i) perform the General Development Activities as it sees fit and at its sole discretion, (ii) develop the Bulk Product for use or sale outside the Territory (whether or not in the Field) and (iii) obtain or maintain Regulatory Approvals for the Bulk Product or Finished Product outside the Territory (whether or not in the Field), except that Auxilium shall not commence clinical trials of the Bulk Product in a given country in the Territory in an indication in the Field that has received Regulatory Approval in such country in the Territory for Development of Bulk Product for Commercialization inside or outside the Territory without Actelion’s prior written approval, such approval not to be unreasonably withheld.  Without limiting the generality of the foregoing, the Development Plan shall not address (a) any General Development Activities or (b) any activities related to obtaining or maintaining Regulatory Approval for the Bulk Product or

Finished Product in any country outside the Territory.  Any Development of the Bulk Product for obtaining or maintaining Regulatory Approval for the Finished Product within the Territory but outside the Field shall only take place in accordance with the provisions of Section 2.6 and shall not otherwise be limited or restricted by this Agreement.

4.1.3                     Manufacturing Related Activities.

(a)                                 The Parties hereby agree and acknowledge that Auxilium shall be solely responsible for planning and performing all Manufacturing Development Activities.  Manufacturing Development Activities shall not be set forth in the Development Plan.

(b)                                 The Parties shall agree as to the allocation of responsibility with respect to the performance of the developmental aspects of Analytical Release Testing and Characterization; provided that, Actelion, as Marketing Authorization holder, shall have final decision-making authority in accordance with Section 3.4, with respect to such decisions.

4.1.4                     Certain Additional Restrictions.  Actelion agrees and acknowledges that it and its Affiliates and sublicensees shall not conduct any Development of the Bulk Product except in accordance with a Development Plan established pursuant to this Agreement.

4.2                               Objectives Under the Development Plan.

4.2.1                     Development Activities.  Each Party shall use Commercially Reasonable Efforts to carry out the Development Activities assigned to it under the Development Plan and in accordance with the time frames set forth in the Development Plan.

4.2.2                     Compliance.  Each Party shall conduct its Development Activities in accordance with sound and ethical business and scientific practices, and in compliance with all Laws, GCPs and GLPs.

4.3                               Development Plan and Development Budget.

4.3.1                     General.  In connection with the Development of the Bulk Product for use in the Field in the Territory, the Parties shall conduct Territory Development Activities, if any, pursuant to a comprehensive development plan (the “Development Plan”).  The Development Plan shall set forth, among other things, and to the extent applicable, the following:

(a)                                 any preclinical studies, toxicology studies, pharmaco-economic studies, and other clinical studies (including Phase IV Clinical Trials), in each case, together with all protocols, endpoints and investigators conducting such studies, with respect to the Bulk Product in the Field in the Territory;

(b)                                 all regulatory plans and other elements of obtaining and maintaining Regulatory Approvals in the Field in each country in the Territory;

(c)                                  a detailed annual budget for all Development Costs and Regulatory Costs for the activities in the applicable Development Plan (the “Development Budget”);

(d)                                 subject to the provisions of Section 4.1.1, the allocation of the Development Activities to be conducted by each Party and the timeline for completing such Development Activities; and

(e)                                  the plans and timeline for preparing the necessary Regulatory Materials and for obtaining Regulatory Approval in the Field in the Territory.

4.3.2                     Initial Development Plan.  The initial Development Plan for the Bulk Product shall be prepared by the Parties taking into consideration any consultation with or guidance from any applicable Regulatory Authorities.  To the extent that future “national meetings” with the Regulatory Authorities in a specific country or territory within the Territory provide guidance with respect to the risk management plan or Development Activities in such country or territory, the Parties shall consider such guidance in updating and amending the Development Plan pursuant to Section 4.3.3.

4.3.3                     Updating and Amending Development Plan and Development Budget; Additional Development Activities.

(a)                                 On or before October 31st of each year during the Term, the JSC shall review, update and approve the Development Plan (including the Development Budget contained therein) which shall cover the Development Activities, if any, to be conducted during the upcoming calendar year, and the JSC shall, on at least a quarterly basis, review and update, as appropriate, the then-current Development Plan (including the Development Budget) to reflect any changes, reprioritizations of, or additions to the Development Plan.

(b)                                 From time to time during the Term, either Party may submit to the JSC any proposed expansion or other amendment of the Development Plan to cover additional Development Activities (or otherwise amend the Development Activities) with respect to the Bulk Product for use in the Field in the Territory for the JSC’s review and approval.  Once approved by the JSC, each amended Development Plan (including the Development Budget contained therein) shall become effective and supersede the previous Development Plan and Development Budget as of the date of such approval or at such other time as decided by the JSC.

4.4                               Development Costs.

4.4.1                     General Development Activities.  Auxilium shall be responsible for one hundred percent (100%) of all Development Costs incurred by Auxilium with respect to any General Development Activities.

4.4.2                     Territory Development Activities.  Actelion shall be solely responsible for one hundred percent (100%) of all Development Costs incurred by Actelion or Auxilium with respect to any Territory Development Activities (including, for clarity, any given General Development Activities which are deemed Territory Development Activities in accordance with Section 1.72).  Auxilium shall invoice Actelion for Development Costs it incurs in connection with performing any Territory Development Activities, which invoices Actelion shall pay within thirty (30) days of receipt thereof.

4.4.3                     Manufacturing Development Activities.  For purposes of clarity, Auxilium shall be solely responsible for one hundred percent (100%) of the costs incurred by Auxilium or its Affiliates associated with any Manufacturing Development Activities.  Manufacturing Development Activities shall not be set forth in the Development Plan.

4.4.4                     Analytical Release Testing and Characterization.  Actelion shall be solely responsible for one hundred percent (100%) of all Development Costs incurred by Actelion or Auxilium with respect to any Analytical Release Testing and Characterization.  Auxilium shall invoice Actelion for Development Costs it incurs in connection with performing any Analytical Release Testing and Characterization, which invoices Actelion shall pay within thirty (30) days of receipt thereof.

4.5                               Records, Reports and Information.

4.5.1                     General.  Each Party shall maintain current and accurate records of all work conducted by it under the Development Plan and all data and other information resulting from such work (which records shall include, as applicable, books, records, reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, computer programs and documentation thereof (e.g., samples of materials and other graphic or written data generated in connection with the Development Activities)).  Such records shall properly reflect all work done and results achieved in the performance of the Development Activities in sufficient detail and in good scientific manner appropriate for regulatory and patent purposes.  Each Party shall document all preclinical studies and clinical trials to be conducted pursuant to the Development Plan in formal written study reports according to applicable national and international (e.g., ICH, GCP and GLP) guidelines.  Each Party shall be given an adequate opportunity, in any event not less than ten (10) business days, to comment on and approve the drafts of reports resulting from activities conducted under the Development Plan.

4.5.2                     Status Updates in the Territory.  Each Party shall provide the JSC with reports detailing its respective Development Activities under the Development Plan and the results thereof at least five (5) business days prior to any JSC meeting, but in any event, on at least a calendar quarter basis.  Without limiting the foregoing, each Party shall promptly, but in any event within five (5) business days after receipt thereof, provide to the other Party copies of any material documents or correspondence received from any Regulatory Authority related to Development Activities.

4.6                               Ownership and Transfer of Development Data.  All data (including pre-clinical, clinical, technical, chemical, safety, and scientific data and information), know-how and other results generated by or resulting from or in connection with the conduct of Development Activities, including relevant laboratory notebook information, screening data, Regulatory Data and synthesis schemes, including descriptions in any form, data and other information (collectively, the “Development Data”), shall be owned solely and exclusively by the Party generating such data which shall be Confidential Information of such Party (and each Party shall require that all of its Affiliates, sublicensees and subcontractors assign any of such Affiliates’, sublicensees’ or subcontractors’ right, title and interest in and to such Development Data to such Party).  With respect to Development Data generated by a Party, such Party shall promptly provide the other Party with copies of reports and summaries thereof, in each case as such reports and summaries become available to such Party.  Actelion hereby grants Auxilium (and its Affiliates and designees), a right of reference to all Development Data owned by Actelion (or its Affiliates) for all uses in connection with the Product outside the Territory or outside the Field (including the development (including obtaining and maintaining Regulatory Approvals), manufacturing and commercialization thereof), which right of reference shall survive the expiration or termination of this Agreement.

4.7                               Right to Audit.  Each Party shall ensure that the other Party’s authorized representatives and any Regulatory Authorities, to the extent permitted by Laws, may, during regular business hours and upon reasonable advance written notice, not more than [**] (except for cause), (i) examine and inspect its facilities or, subject to any Third Party confidentiality restrictions and other obligations, the facilities of any subcontractor or any investigator site used by it in the performance of Development of the Bulk Product in the Field in the Territory hereunder, and (ii) subject to Laws and any Third Party confidentiality restrictions and other obligations, inspect all data, documentation and work product relating to the activities performed by it, the subcontractor or investigator site, including the medical records of any patient participating in any clinical study, in each case generated pursuant to the said Development.  This right to inspect all data, documentation, and work product relating to the Bulk Product in the Field in the Territory may be exercised at any time during the Term upon reasonable notice (subject to each Party’s record retention policies then in effect), or such longer period as shall be required by Laws.  To the extent a Third Party’s facilities are the subject of an audit pursuant to this Section 4.7, the requesting Party shall (a) perform such audit in connection with the Party having contractual privity with such Third Party and (b) bear any costs charged by such Third Party associated with such audit.  For clarity, the Party having contractual privity with such Third Party shall have the right to accompany the requesting Party on any such audit of a Third Party facility.

ARTICLE 5
REGULATORY

5.1                               Regulatory Data and Regulatory Materials.

5.1.1                     Regulatory Materials.  Each Party shall, as soon as reasonably practicable after the same become available (to the extent that such Party is undertaking any preparation of the same), provide the other Party with copies of the Core Data Sheet (“CDS”), approved local prescriber, and patient-directed, labeling that are proposed or approved for the Commercialization of the Finished Product and Development of the Bulk Product in the Field in the Territory.

5.1.2                     Regulatory Data Generated by Auxilium and Actelion.  Within thirty (30) days after the Effective Date, Auxilium and Actelion shall meet and agree upon the portion of Regulatory Materials and Regulatory Data that is necessary for Actelion to perform its obligations hereunder.  Auxilium will use reasonable efforts to supply Actelion with such Regulatory Materials and Regulatory Data as Actelion may reasonably request from time to time.  During the Term, Auxilium and Actelion shall each promptly provide to the other copies of any further Regulatory Materials and Regulatory Data that either may generate or otherwise acquire.

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

5.1.3                     Use of Data by Actelion.  Actelion may only use the Regulatory Materials and Regulatory Data provided by Auxilium hereunder or generated by Actelion hereunder, and any other Development Data, for the purposes of (i) Developing the Bulk Product in the Field in the Territory pursuant to this Agreement, (ii) Commercializing the Finished Product in the Field in the Territory pursuant to this Agreement and (iii) obtaining and maintaining Regulatory Approval, for the Finished Product in the Field in the Territory pursuant to this Agreement.

5.2                               Regulatory Filings and Regulatory Approvals.

5.2.1                     General Responsibilities; Ownership of Regulatory Approvals.  Subject to Section 5.2.5, Actelion shall be responsible for the preparation of all Regulatory Materials necessary or desirable for obtaining and maintaining such Regulatory Approvals in the Territory (including in connection with Patient Information Leaflets, labeling and packaging for the Finished Product in the Field in the Territory) and Actelion shall submit such Regulatory Materials, Regulatory Approval and MAA’s, as applicable, to the applicable Governmental Authorities in the Territory.  Auxilium shall provide reasonably necessary and timely assistance to Actelion in connection with all activities undertaken by Actelion relating to the obtaining and maintaining of the Regulatory Approvals.  To the extent not prohibited by Laws, Actelion and Auxilium shall each be entitled to attend key meetings with the relevant Regulatory Authorities with respect to obtaining or maintaining the Product Approvals for the Finished Product in the Field in the Territory.  All Regulatory Approvals for the Finished Product in the Territory (other than those related solely to the Manufacture of the Product in the Territory, if any) shall be in the name of Actelion, and Actelion shall own all right, title and interest in and to all such Regulatory Approvals and all related Regulatory Materials.  In furtherance of the foregoing, Auxilium shall assign (and shall cause its Affiliates to assign), and hereby does assign, to Actelion any and all of its right, title and interest in and to the Regulatory Materials for the Finished Product in Canada.  The provisions of this Section 5.2.1 shall be subject to the provisions of Section 5.2.2.

5.2.2                     Certain Regulatory Approvals.

(a)                                 Pricing Approvals.  Notwithstanding the provisions of Section 5.2.1, to the extent that a given country or regulatory jurisdiction in the Territory requires Pricing Approval for sale of the Finished Product in the Field in such country or regulatory jurisdiction, Actelion shall (to the extent permitted by Laws) be solely responsible for (and shall use Commercially Reasonable Efforts toward) obtaining and maintaining Pricing Approvals in all such countries and regulatory jurisdictions in the Territory, in its own name.  Without limiting the foregoing, Actelion shall use Commercially Reasonable Efforts to apply for Pricing Approvals in each country or regulatory jurisdiction in the Territory where Pricing Approvals are required for the sale of the Product in the Field no later than ninety (90) days following the receipt of the Product Approval in such country or regulatory jurisdiction.  Actelion shall keep Auxilium informed on an ongoing basis of Actelion’s strategy for seeking, and the results it obtains in seeking, such Pricing Approvals in the Territory, including the results of any material discussion or other communication with relevant Governmental Authorities regarding such Pricing Approvals.

(b)                                 Manufacturing Approvals and Manufacturing Related Sections.  Notwithstanding the provisions of Section 5.2.1, Auxilium shall be primarily responsible for preparing those portions of any Regulatory Materials related to the Manufacture of the Product for sale in the Field in the Territory, including any DMFs and CMC (or equivalent) sections of any Regulatory Materials, and will provide such Regulatory Materials to Actelion for use (with or without edit/modification) in compiling, supporting and maintaining regulatory filings in the Territory.  Auxilium shall provide Actelion with copies of all reasonably requested analytical methods, and transfer the related Auxilium Know-How, including providing Actelion with such reasonable technical assistance as is necessary to enable Actelion to fulfill its obligations to release Finished Product under Section 7.5 for distribution in the Field in the Territory under Section 6.3.1(a).

5.2.3                     Cost of Regulatory Activities.  All Regulatory Costs incurred by Actelion, and all out-of-pocket Regulatory Costs incurred by Auxilium, in connection with the preparation of Regulatory Materials for the Bulk Product or Finished Product, and obtaining of Product Approvals for the Finished Product, in the Field in the Territory shall be borne solely by Actelion.  Auxilium shall be responsible for all internal Regulatory Costs incurred by Auxilium in connection with the preparation of Regulatory Materials for, and obtaining of Product Approvals in the Territory.  Actelion shall be responsible for all Regulatory Costs involved in the maintenance of all Regulatory Approvals (other than Bulk Product Manufacturing-related Regulatory Approvals) for the Bulk Product or Finished Product in the Field in the Territory.  Auxilium shall invoice Actelion for: (i) all out-of-pocket Regulatory Costs it incurs in connection with the preparation of Regulatory Materials for, and obtaining of Product Approvals in the Field in the Territory for the Finished Product and (ii) all Regulatory Costs it incurs in connection with the maintenance of Regulatory Approvals in the Field in the Territory for the Bulk Product or Finished Product, which invoices Actelion shall pay within thirty (30) days of receipt thereof.

5.2.4                     Reporting and Review.  Each Party shall keep the other Party reasonably and regularly informed in connection with the preparation of all Regulatory Materials, Regulatory Authority review of Regulatory Materials, and Regulatory Approvals, in each case with respect to the Product for sale in the Field whether within the Territory or outside the Territory.  Each Party shall provide the other Party, in a timely manner, with copies and, where available, English translations of all notices, questions, and requests for information in tangible form which it receives from a Regulatory Authority with respect to the Finished Product for sale in the Field; provided, however that such Party shall have the right to redact any information to the extent not related to the Finished Product for sale in the Field.

5.2.5                     Consultation and Approval Prior to Regulatory Filings.  The Parties shall consult with each other on the strategy for pre-authorization activities (i.e., Regulatory Authority meetings and MAA filing) and post-authorization activities, with respect to Regulatory Approvals in the Territory for the Product in the Field in the Territory prior to the filing.  Without limitation of the foregoing, Actelion shall provide Auxilium with all proposed Regulatory Materials for review and comment prior to filing, and Actelion shall incorporate any comments received from Auxilium to the extent Auxilium provides comments within a reasonable timeframe proposed by Actelion and reasonably accepted by Auxilium; provided, however, that Auxilium shall have (i) final decision-making authority on the content of all Regulatory Materials related to the Manufacture of the Bulk Product for sale as Finished Product in the Field in the Territory and (ii) final decision-making authority on the content of all Regulatory Materials associated with the Bulk Product or Finished Product in the Field in the Territory in the event that Auxilium reasonably determines that such

Regulatory Materials could adversely affect Development Activities outside of the Territory or Product Approval of the Product, Bulk Product or Finished Product outside the Territory.

5.3                               Communications.  The Parties shall cooperate in communicating with any Regulatory Authority having jurisdiction regarding the Bulk Product or Finished Product in the Field whether within the Territory or outside the Territory and each Party shall immediately notify the other in the event that such Party communicates, or intends to communicate, either on its own initiative in accordance with this Agreement or as a result of such a Regulatory Authority initiating contact with such Party in connection therewith.  Notwithstanding the foregoing, except as may be required by Laws, Actelion shall not, with respect to the Bulk Product or Finished Product communicate with (i) any Regulatory Authority having jurisdiction outside the Territory or (ii) any Regulatory Authority for use outside the Field, in each case, unless explicitly provided for in the Development Plan or requested or permitted in writing to do so by Auxilium, or unless so ordered by such Regulatory Authority, in which case Actelion shall immediately notify Auxilium of such order and shall, to the extent permitted by Laws, not take any further actions or communicate with such Regulatory Authority further until Auxilium has provided instruction as to how to proceed.  All communications with Regulatory Authorities regarding the Bulk Product and Finished Product in the Field in the Territory shall be undertaken as provided in this Agreement.

5.4                               No Other Regulatory Filings.  Except as otherwise expressly set forth in ARTICLE 5, Actelion (its sublicensees and its Affiliates) shall not file any Regulatory Materials or Regulatory Approvals for the Bulk Product or Finished Product or that are otherwise based on any Auxilium Technology or any Joint Collaboration Patents.

5.5                               Adverse Event Reporting; Safety Data Exchange and Medical Inquiries.

5.5.1                     Pharmacovigilance.  Actelion, as the holder of the Product Approvals, shall be responsible for the collection, review, assessment, tracking and filing of information related to adverse events associated with the Bulk Product or Finished Product (solely for purposes of this Section 5.5, references to “Finished Product” shall not include the specific concentrations of Product and diluent referenced in Unit of Product) in the Field in the Territory (whether or not Product Approval has been achieved), in each case in accordance with Laws and this Agreement (and Actelion shall ensure that, in the Development of the Bulk Product and Commercialization of the Finished Product, it will record, investigate, summarize, notify, report and review all adverse events in accordance with Laws).  Auxilium (or its designee) shall be responsible for the collection, review, assessment, tracking and filing of information related to adverse events associated with the Bulk Product or Finished Product in the countries outside the Territory.  The safety units from each of the Parties shall meet and agree upon a written pharmacovigilance agreement for exchanging adverse event and other safety information relating to the Bulk Product and Finished Product prior to Actelion’s first clinical activity or prior to the first Regulatory Approval in the Territory (whichever is first).  Such written pharmacovigilance agreement shall ensure that adverse event and other safety information is exchanged according to a schedule that will permit each Party (and its designees or sublicensees) to comply with applicable Laws and regulatory requirements in their respective markets.

5.5.2                     Global Safety Database.  In accordance with that certain Development, Commercialization and Supply Agreement between Auxilium and Pfizer Inc. (“Pfizer”), dated as of December 17, 2008, and the related pharmacovigilance agreement between Auxilium and Pfizer, Pfizer is responsible for maintaining the global safety database for the Bulk Product and Finished Product.  In the event Pfizer requires a separate pharmacovigilance agreement among Pfizer, Auxilium and Actelion, the Parties shall meet with Pfizer and agree upon a written pharmacovigilance agreement for exchanging adverse event and other safety information relating to the Bulk Product and Finished Product prior to Actelion’s first clinical activity or prior to the first Regulatory Approval in the Territory (whichever is first).  Such written pharmacovigilance agreement shall ensure that adverse event and other safety information is exchanged according to a schedule that will permit Pfizer, Actelion and Auxilium (and each of their designees and sublicensees, as applicable) to comply with Laws and regulatory requirements in their respective markets.

5.5.3                     Medical Inquiries for the Product.  Following the Effective Date, Actelion, as the holder of the Product Approval, shall be responsible for handling all medical questions or inquiries in each such country in the Territory, including all Product Complaints, with regard to any Finished Product sold by or on behalf of Actelion (or any of its Affiliates or sublicensees) (including having a call center in connection therewith), in each case in accordance with Laws and this Agreement.  Actelion shall submit a copy of any standardized responses to medical inquiries prior to use thereof for Auxilium’s review and comment.  Auxilium shall immediately forward any and all medical questions or inquiries which it receives with respect to any Finished Product sold by or on behalf of Actelion (or any of its Affiliates or sublicensees) in the Territory to Actelion in accordance with all Laws and Actelion shall immediately forward to Auxilium any and all medical questions or inquiries that it receives with respect to Finished Product (i) not sold by or on behalf of Actelion (or any of its Affiliates or sublicensees) in the Territory or (ii) outside of the Territory, in each case in accordance with all Laws.  Notwithstanding the foregoing, Auxilium shall be primarily responsible for handling any Product Complaints related to Manufacturing, and Actelion shall refer all such Product Complaints to Auxilium.

5.6                               Regulatory Authority Communications Received by a Party.

5.6.1                     General.  Each Party shall immediately inform the other Party of notification of any action by, or notification or other information which it receives (directly or indirectly) from, any Regulatory Authority whether inside the Territory or outside the Territory which (i) raises any material concerns regarding the safety or efficacy of the Bulk Product or Finished Product; (ii) indicates or suggests a potential material liability of either Party to Third Parties in connection with the Bulk Product or Finished Product; (iii) is reasonably likely to lead to a recall, market withdrawal or market notification with respect to the Finished Product whether inside the Territory or outside the Territory; or (iv) relates to expedited and periodic reports of adverse events with respect to the Bulk Product or Finished Product whether inside the Territory or outside the Territory, or Product Complaints, and which may have an adverse impact on Regulatory Approval or the continued Commercialization of the Finished Product whether inside the Territory or outside the Territory.  Actelion shall be solely responsible for responding to any such communications relating to the Finished Product in the Field in the Territory and the Parties shall reasonably cooperate with and assist each other in complying with regulatory obligations, including by Auxilium providing to Actelion such information and documentation which is in Auxilium’s possession as may be necessary or reasonably helpful for Actelion to prepare a response to an inquiry from a Regulatory Authority in the Territory with respect to the Finished Product in the Field.  Each Party shall also promptly provide the other Party with a copy of all correspondence received from a Regulatory Authority whether inside the Territory or outside the Territory specifically regarding the matters referred to above.  Auxilium (or its designee) shall be solely responsible for any communications relating to the Bulk Product and Finished Product outside of the Territory.

5.6.2                     Disclosures.  In addition to its obligations under this Agreement, each Party shall disclose to the other Party (and in the case of Auxilium, Auxilium shall have the right to subsequently disclose to its designees) the following regulatory information:

(a)                                 Regulatory Actions.  All material information pertaining to actions taken by Regulatory Authorities whether inside the Territory or outside the Territory controlled by such Party, in connection with the Bulk Product or Finished Product in the Field, including any notice, audit notice, notice of initiation by Regulatory Authorities of investigations, inspections, detentions, seizures or injunctions concerning the Bulk Product or Finished Product in the Field whether inside the Territory or outside the Territory, notice of violation letter (i.e., an untitled letter), warning letter, service of process or other inquiry; provided, however, that a Party shall be entitled to redact those portions thereof to the extent not related to the Bulk Product or Finished Product in the Field.  Without limiting the generality of the foregoing, each Party shall promptly, but in any event within two (2) business days, inform the other Party of any inspections, proposed regulatory actions, investigations or requests for information or a meeting by any regulatory Authority with respect to the Bulk Product or Finished Product in the Field whether inside the Territory or outside the Territory.

(b)                                 Regulatory Non-compliance.  All information pertaining to notices from Regulatory Authorities whether inside the Territory or outside the Territory controlled by such Party of non-compliance with Laws in connection with the Bulk Product or Finished Product in the Field, including receipt of a warning letter or other notice of alleged non-compliance from any Regulatory Authority relating to the Bulk Product or Finished Product in the Field whether inside the Territory or outside the Territory; provided, however, that a Party shall be entitled to redact those portions thereof to the extent not related to the Bulk Product or Finished Product in the Field.

(c)                                  Certain Activities Outside the Territory.  Auxilium will provide reports of safety information related to the Bulk Product arising from all non-clinical toxicology studies and all clinical studies initiated outside of the Territory by Auxilium (or its Affiliates or by any Third Party on its or their behalf) related to the Bulk Product within (i) forty eight (48) hours in the case of safety related information and (ii) sixty (60) days of completion in all other cases, in each case, solely to the extent such information is Controlled by Auxilium.  Auxilium will also provide Actelion with copies of all material regulatory filings made by Auxilium related to the Bulk Product or Finished Product in the Field outside of the Territory that may have a material impact on the Development of the Bulk Product and/or Commercialization of the Finished Product in the Field in the Territory.  Notwithstanding anything to the contrary contained in this Section 5.6.2(c), Actelion shall only be entitled to utilize any such data or other information provided pursuant to this Section 5.6.2(c) to satisfy its pharmacovigilance and safety reporting obligations hereunder in compliance with Laws (and for purposes of clarity, such information shall not be utilized for any other purposes, including to broaden the scope of any Regulatory Approval), and all such data and other information shall be considered “Confidential Information” of Auxilium.

(d)                                 BTC.  Actelion hereby agrees and acknowledges that Auxilium shall have the right to grant BTC a right of reference with respect to Regulatory Data.

5.7                               Recall, Withdrawal, or Market Notification of Product.

5.7.1                     Notification and Determination.  In the event that any Governmental Authority threatens or initiates any action to remove the Finished Product from the market whether inside the Territory or outside the Territory (in whole or in part), the Party receiving notice thereof shall notify the other Party of such communication immediately, but in no event later than one (1) business day, after receipt thereof.  Notwithstanding the foregoing, in all cases Actelion (acting as the holder of the Product Approval in the Territory) shall determine whether to initiate any recall, withdrawal or market notification of the Finished Product in the Field in the Territory, and Auxilium, as, between the Parties, holder of the Product Approval outside the Territory shall determine whether to initiate any such recall, withdrawal or market notification of the Finished Product outside the Territory, including the scope of such recall or withdrawal (e.g., a full or partial recall, or a temporary or permanent recall) or market notification; provided, however that before Actelion or Auxilium (as the case may be) initiates a recall, withdrawal or market notification, the Parties shall promptly meet and discuss in good faith the reasons therefor, provided that such discussions shall not delay any action that Actelion or Auxilium (as the case may be) reasonably believes has to be taken in relation to any recall, withdrawal or market notification.  In the event of any such recall, withdrawal or market notification, Actelion or Auxilium (as the case may be), as the distributor of the Finished Product, shall determine the necessary actions to be taken, and, shall implement such action, with the other Party providing reasonable input (which the first Party shall in good faith consider and incorporate into any recall, withdrawal or market notification strategy) and reasonable assistance, to conduct such recall, withdrawal or market notification.  Without limiting the foregoing, Auxilium shall have the right to propose that a Finished Product recall, withdrawal or market notification should be initiated by Actelion, but Actelion, acting as the holder of the Product Approval in the Territory, shall make the final decision as to whether or not the recall, withdrawal or market notification will be initiated.  Actelion shall at all times utilize a batch tracing system which will enable the Parties to identify, on a prompt basis, customers within the Territory who have been supplied with Finished Product of any particular batch, and to recall such Finished Product from such customers as set forth in this Section 5.7.1.

5.7.2                     Cost Allocation.  All direct costs and expenses associated with implementing a recall, withdrawal or market notification with respect to the Finished Product in the Field in the Territory shall be allocated between Auxilium and Actelion as follows:

(a)                                 in the event, and to the extent, that the recall, withdrawal or market notification arises as a result of a material breach of this Agreement by Auxilium, including any Bulk Product Manufacturing breach, then Auxilium shall bear the costs and expenses, including all internal and Out-of-Pocket Costs of Actelion for implementing the recall, withdrawal or market notification (including an appropriate credit to Actelion against the payments of the applicable supply price pursuant to Section 7.7.1 for any Bulk Product that was incorporated into such recalled Finished Product which Actelion has paid for); and

(b)                                 in the event, and to the extent, that the recall, withdrawal or market notification arises out of the material breach of this Agreement by Actelion, then Actelion shall bear the costs and expenses for implementing the recall, withdrawal or market notification (and no credit will be given to Actelion against the payments of the applicable supply price pursuant to Section 7.7.1 for any Bulk Product that was incorporated into such recalled Finished Product which Actelion has paid for); and

(c)                                  in all other cases, all costs and expenses incurred by either Party for implementing the recall, withdrawal or market notification shall be borne equally by the Parties.

5.8                               Regulatory Diligence.

5.8.1                     Regulatory Approval in the Territory.  Actelion shall (i) file for Regulatory Approval for the Finished Product in each of the countries in the Territory no later than the [**] anniversary of the Effective Date and (ii) use Commercially Reasonable Efforts to obtain Regulatory Approval for the Finished Product in each of the countries in the Territory no later than the [**] anniversary of the Effective Date.  Actelion’s failure to comply with either of the foregoing clauses (i) or (ii) for any country in the Territory shall constitute a material breach of this Agreement by Actelion with respect to such country, unless the Parties agree otherwise in writing (and at each Party’s sole discretion) or Actelion’s failure is due to Auxilium’s breach of its obligations hereunder to provide Actelion with necessary assistance in connection with Regulatory Approvals.

5.8.2                     Actelion’s Determination Not to Proceed.  Without limitation of Section 5.8.1, in the event that Actelion determines at any time during the Term that it is not economically feasible to incur the costs necessary to obtain and/or maintain Regulatory Approval for the Finished Product in a given country in the Territory, Actelion shall promptly notify Auxilium in writing of such determination and Auxilium shall have the right to terminate this Agreement with respect to such country.

ARTICLE 6
COMMERCIALIZATION

6.1                               Commercialization in the Field in the Territory.  During the Term, Actelion shall be solely responsible for Commercializing the Finished Product in the Territory for use in the Field, which Commercialization shall be in accordance with the Commercialization Plan and this Agreement.  Actelion shall be responsible for one hundred percent (100%) of the expenses (including Pre-Marketing and other Commercialization expenses) incurred in connection with the Commercialization of the Finished Product in the Territory for use in the Field.  Without limiting the foregoing, Actelion shall use Commercially Reasonable Efforts to Commercialize the Finished Product for use in the Field in each country in the Territory.

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

6.2                               Commercialization Plan.

6.2.1                     Initial Commercialization Plan.  On an annual basis, Actelion shall prepare a commercialization plan with respect to the Commercialization of the Finished Product in the Field in the Territory pursuant to this Agreement (the “Commercialization Plan”).  The initial Commercialization Plan for the Finished Product for the first full calendar year of this Agreement (including any additional period from the Effective Date through the end of the initial calendar year) (i) for Canada shall be prepared by Actelion and provided to Auxilium within thirty (30) days after the Effective Date and (ii) for each other country in the Territory shall be prepared by Actelion and provided to Auxilium within one-hundred and eighty (180) days after the Effective Date (the “Initial Commercialization Plan”).

6.2.2                     Updates to Commercialization Plan.  On an annual basis no later than October 31st of each year (except as set forth in Section 6.2.1), Actelion shall prepare and submit to the JSC for its review and discussion the Commercialization Plan for the following calendar year.  The Commercialization Plan shall contain a five (5) year rolling annual plan for the Commercialization of the Finished Product in the Territory for use in the Field.  The first year of such plan (except the initial Commercialization Plan as set forth in Section 6.2.1), shall constitute the plan and budget for the first year and the remaining four (4) years shall be for planning purposes only (provided that Actelion shall prepare such four (4) year portion in accordance with its good faith anticipated activities).  Upon review and discussion by the JSC, Actelion shall finalize the Commercialization Plan for the following calendar year.  From time to time during a given calendar year, Actelion may propose written updates to the Commercialization Plan for review and discussion by the JSC.  Actelion shall conduct all Commercialization of the Product in accordance with the Commercialization Plan and this Agreement.

6.2.3                     Contents of Commercialization Plan.  Each annual Commercialization Plan shall include and set forth on a country-by-country basis as determined by Actelion, among other things, the following items in connection with the Commercialization of the Product in the Territory for use in the Field:

(a)                                 a description of the short-and long-term vision for the Finished Product and Finished Product positioning; a situation analysis; a Strengths, Weaknesses, Opportunities and Threats (SWOT) analysis; and a description of critical issues, strategic imperatives and tactics by strategic imperative with timelines and budget, all of the foregoing from each of the following perspectives: marketing, sales, reimbursement and distribution;

(b)                                 a summary of the level of sales efforts to be dedicated to the promotion of the Finished Product, including the anticipated number of details and targets of such details;

(c)                                  a forecast of annual sales (in Dollars) for the Finished Product in each country of the Territory;

(d)                                 a description of any Promotional Materials and campaigns, including publication plans, to be used, subject to Section 6.7.1, in connection with the promotion of the Finished Product in the Field; and

(e)                                  a detailed budget for the Commercialization activities (including advertisement, promotion, medical education, public relations, life cycle management and publication costs) for the applicable period (the “Commercialization Budget”).

6.3                               Actelion’s Performance.

6.3.1                     Specific Commercialization Obligations.  Without limiting the generality of the provisions of Section 6.1, in connection with the Commercialization of the Finished Product in the Territory for use in the Field by Actelion hereunder:

(a)                                 Actelion shall be solely responsible for (i) receiving, accepting and filling orders for the Finished Product in the Field in the Territory, (ii) handling all returns of the Finished Product in the Field in the Territory, (iii) controlling invoicing, order processing and collection of accounts receivable for the sales of the Finished Product in the Field in the Territory, and (iv) distributing and managing inventory of the Finished Product in the Field in the Territory.

(b)                                 Actelion shall use Commercially Reasonable Efforts to launch the Finished Product in each country (or other regulatory jurisdiction) in the Territory after all applicable Regulatory Approvals for the Finished Product in such country (or other regulatory jurisdiction) have been obtained.  Actelion shall (i) commercially launch the Finished Product in each country in the Territory within sixty (60) days after the receipt of Pricing Approval and final label agreement of the Finished Product in such country (to the extent Pricing Approval and final label agreement are required in such country, and otherwise within sixty (60) days after receipt of Product Approval in, or otherwise covering, such country) and (ii) ensure that once launched the Finished Product remains commercially available in each country in which it has been launched for the duration of the Royalty Term in such country; provided that Auxilium complies with its obligations to supply Bulk Product in accordance with ARTICLE 7 of this Agreement.

(c)                                  Schedule 6.3.1 sets forth the annual minimum Finished Product sales commitments of Actelion in the Field in the Territory, it being understood that such minimums are based on assumptions regarding the date of obtaining Regulatory Approval in a given country in the Territory (including Pricing Approval for Canada and Australia).

6.3.2                     Commercialization Plan.  Without limiting obligations of Actelion under Sections 6.3.1, Actelion shall carry out the Commercialization activities in the Commercialization Plan in accordance with the time frames set forth in the Commercialization Plan.

6.3.3                     Diligence Failures.  If Actelion fails to satisfy the requirements set forth in Section 6.3.1 with respect to the Commercialization of the Finished Product in the Field in the Territory or Auxilium believes that Actelion is not using Commercially Reasonable Efforts with regards to the Commercialization of the Finished Product in a given country or countries in the Territory, then Auxilium shall raise such issue by notice to Actelion.  If within sixty (60) days following Actelion’s receipt of any such notice from Auxilium, Actelion has not remedied the issues identified by Auxilium in such notice, then (i) Actelion shall provide Auxilium with a written response specifying, in reasonable detail, how it is using or has begun to use such Commercially

Reasonable Efforts and/or explaining the reason for its failure to satisfy the requirements set forth in Section 6.3.1, (ii) the Parties shall discuss such response at the JSC and (iii) any issues raised by such response and discussion, shall, to the extent appropriate, be submitted to the Dispute Resolution procedures set forth in Section 15 of this Agreement.

6.4                               Reports.  Actelion shall update the JSC on a country-by-country basis no less than twice per calendar year regarding its significant Commercialization activities involving the Finished Product.

6.5                               Compliance.  Actelion shall, in Commercializing the Finished Product, comply with all Laws, including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act 2010, as well as all applicable Regulatory Approvals for the Finished Product.  In addition, Actelion shall not use in any capacity, in connection with its Commercialization of the Finished Product (or Development of the Bulk Product) hereunder, any Person who has been debarred pursuant to Section 306 of the FD&C Act (or similar Laws outside of the U.S.), or who is the subject of a conviction described in such section, and Actelion shall inform Auxilium in writing immediately if it or any Person who is performing services for Actelion hereunder is debarred or is the subject of a conviction described in Section 306 (or similar Laws outside of the U.S.), or if any action, suit, claim, investigation or legal administrative proceeding is pending or, to Actelion’s knowledge, is threatened, relating to the debarment of Actelion or any Person used in any capacity by Actelion in connection with its Commercialization of the Finished Product (or Development of the Bulk Product) hereunder.

6.6                               Sales Representatives and Medical Science Liaisons.  Actelion shall be solely responsible for (i) any compensation that is payable to its Sales Representatives or Medical Science Liaisons (including with respect to any employee benefit plan) and (ii) the payment or withholding of any contributions, payroll taxes, or any other payroll-related item by or on behalf of Actelion (or its Affiliates or sublicensees) or any of its Sales Representatives or Medical Science Liaisons.  Actelion acknowledges and agrees that Auxilium does not and will not maintain or procure any worker’s compensation, healthcare, or other insurance for or on behalf of Actelion’s Sales Representatives or Medical Science Liaisons, all of which shall be Actelion’s sole responsibility.  For the avoidance of doubt, Actelion shall be solely responsible for any act or omission of its Sales Representatives and Medical Science Liaisons and for all probationary and termination actions taken by it with respect to its Sales Representatives and Medical Science Liaisons

6.7                               Promotional Materials.

6.7.1                     Creation of Promotional Materials.  Auxilium shall provide Actelion with existing and new Promotional Materials that are created and Controlled by Auxilium. Actelion will create and develop Promotional Materials for the Territory, which may be based on such Auxilium provided Promotional Materials, in accordance with the Regulatory Approvals and Laws, and shall provide samples thereof to Auxilium for its review and comment (and Actelion shall consider any such comments in good faith) prior to distributing such Promotional Materials.  To the extent Actelion includes any Auxilium trademarks in the Promotional Materials, Actelion shall comply with Auxilium’s then current guidelines for trademark usage, provided such guidelines are made available to Actelion on a timely basis.  Notwithstanding anything to the contrary contained herein,

Actelion shall have final decision-making authority with respect to the content of all Promotional Materials for the Territory.

6.7.2                     Inclusion of Logos on Packaging and Promotional Materials.  To the extent permitted or required by Laws and subject to obtaining necessary Regulatory Authority approvals, with respect to Finished Product to be sold by or on behalf of Actelion (or any of its Affiliates or sublicensees) in the Territory, the Auxilium housemark and the Actelion housemark shall be given equal prominence on all package inserts utilized by Actelion.  Auxilium hereby grants to Actelion a non-exclusive, royalty-free right and license during the Term to utilize the Auxilium housemark (including all trademarks, names and logos) in order to perform the Commercialization activities required to be performed by Actelion hereunder in accordance with the terms of this Agreement.  Actelion shall only use the Auxilium housemark with the necessary trademark designations, and Actelion shall use Auxilium’s housemarks in a manner that does not derogate from Auxilium’s rights in its trademarks, names and logos.  Actelion shall submit representative samples of its use of Auxilium’s housemark for review by the JSC.  Actelion will take no action that will interfere with or diminish Auxilium’s rights in its respective trademarks, names and logos, and if Auxilium reasonably believes that the use of its trademarks, names and logos by Actelion hereunder is interfering with or diminishing its rights, Auxilium shall notify Actelion thereof in writing and Actelion shall promptly cease use of such trademarks, names or logos in such manner.  Actelion agrees that all use of Auxilium’s trademarks, names and logos will inure to the benefit of Auxilium, including all goodwill in connection therewith.

6.7.3                     Actelion Ownership of Promotional Materials.  During the Term, Actelion shall own all right, title and interest in and to any Promotional Materials created by Actelion hereunder relating to the Finished Product in the Field in the Territory including copyrights, but excluding trademarks (including the Product Trademark), names, logos and other marks owned by or on behalf of Auxilium or its Affiliates.

6.7.4                     Use of Promotional Materials Exclusively for the Product.  The Promotional Materials, and any aspects of those uniquely tied to the Finished Product, shall be used by Actelion exclusively in connection with the Commercialization of the Finished Product in the Field in the Territory in accordance with the terms of this Agreement, and Actelion shall not use, or allow any other Person to use, any such Promotional Materials except in accordance with this Agreement.

6.8                               Product Trademarks and Product Trade Dress.

6.8.1                     Product Trademark.  Actelion shall use Commercially Reasonable Efforts to Commercialize the Finished Product in the Field in the Territory under the trademark XIAFLEX® or XIAPEX™ (and logo) and under the trade dress or such other trademark or trade dress as the Parties mutually agree upon (in each such Party’s sole discretion), including, if applicable, any alternative trademark and any alternative trade dress pursuant to this Section 6.8.1 (the “Product Trademark” and the “Product Trade Dress”, respectively).  Notwithstanding the foregoing, in the event that Actelion believes that the use or registration of the Product Trademark or the use of the Product Trade Dress in a particular country in the Territory would be inappropriate due to such country’s linguistic or cultural particularities or against the Laws of such country, or in conflict with any Third Party’s intellectual property rights in that country, based on a review of market research, regulatory research, legal searches, investigation results, and any other relevant information that may have been collected by either Party that is relevant to the clearance for use and registration of a trademark or for use and registration of a trade dress (it being understood that there is no obligation for either Party to perform any such review or research), Actelion shall present such concern to Auxilium, and Auxilium shall propose an alternative trademark and trade dress to Actelion for use and registration in the country in question without prejudice to Actelion’s right to reasonably refuse to adopt any such alternative trademark or trademark on the aforementioned grounds.  If Actelion accepts such alternative trademark and trade dress, then Auxilium shall perform all necessary activities and bear all costs relating to the creation, legal clearance, filing, registration, and maintenance of the initial alternative trademark and trade dress; provided, that Actelion and Auxilium shall share such costs with respect to each alternative trademark and trade dress after the initial proposal. Actelion may request, and Auxilium shall use Commercially Reasonable Efforts to provide, a reasonable number of alternative trademarks and trade dresses from among which the Parties may agree that the use or registration of such an alternative trademark, or the use of such an alternative trade dress, in a particular country in the Territory would not be inappropriate due to such country’s linguistic or cultural particularities, or against the Laws of such country, or in conflict with any Third Party’s intellectual property rights in that country, based on a review of market research, regulatory research, legal searches, investigation results, and any other relevant information that may have been collected by either Party that is relevant to the clearance for use and registration of a trademark or for use and registration of a trade dress.

6.8.2                     Use and Ownership of Product Trademarks and Product Trade Dress.  All uses of the Product Trademark and Product Trade Dress by Actelion (and its Affiliates and sublicensees) to identify and/or in connection with the Commercialization of the Finished Product in the Field in the Territory shall be in accordance with Regulatory Approvals and all Laws and shall be subject to the approval of Auxilium in its reasonable discretion.  Actelion (and its Affiliates and sublicensees) shall only use the Product Trademark and Product Trade Dress pursuant to the terms of this Agreement to identify and in connection with the Commercialization of the Finished Product in the Territory for use in the Field, and Actelion shall not (and shall cause its Affiliates and sublicensees not to) use such Product Trademark or Product Trade Dress to identify or in connection with the marketing of any other product(s).  Auxilium shall own and retain all rights to the Product Trademark and Product Trade Dress (in each case, together with all goodwill associated therewith throughout the Territory), and Actelion shall assign (and shall cause its Affiliates and sublicensees to assign), and hereby does assign to Auxilium, all of its right, title and interest in and to such Product Trademark and Product Trade Dress, if any. Auxilium shall also own rights to any Internet domain names incorporating the Product Trademark or any variation or part of such trademark as its URL address or any part of such address; and Actelion shall not establish any Internet domain name or URL incorporating such trademark without the prior written consent of Auxilium; provided that Actelion shall be responsible for all costs incurred by Auxilium with respect to such Internet domain names or URLs to the extent used for the Commercialization of the Finished Product in the Territory.  The Parties hereby agree and acknowledge that nothing contained herein shall limit Auxilium’s right to use the Product Trademark or Product Trade Dress outside the Territory.

6.8.3                     Maintenance of Product Trademark and Internet Domain Names.  During the Term, Auxilium will use Commercially Reasonable Efforts to establish, maintain,

monitor and enforce the Product Trademark in the Territory and internet domain names if any, and will bear all costs and expenses relating thereto.

6.8.4                     Infringement of the Product Trademark.  In the event that either Party becomes aware of any infringement of the Product Trademark by a Third Party in the Territory, such Party shall promptly notify the other Party and the Parties shall consult with each other in good faith with respect thereto.  Auxilium shall, at its sole discretion, have the first right to determine how to proceed with respect to such infringement, including by the institution of legal proceedings against such Third Party, in which case all costs and awards relating to such legal proceedings will be borne exclusively by Auxilium.  If requested to do so, Actelion shall reasonably cooperate with any and all action initiated by Auxilium, including by joining legal proceedings as a party at Auxilium’s reasonable expense.  If Auxilium elects not to take action or initiate legal proceedings against an instance of infringement to the Product Trademark in the Territory, Actelion shall have the right at its own and sole discretion to take action or initiate legal proceedings against such instance of infringement to the Product Trademark in the Territory, in which case all costs and awards relating to such legal proceeding will be borne exclusively by Actelion.  If requested to do so, Auxilium shall reasonably cooperate with any and all action initiated by Actelion in connection therewith, including, by joining legal proceedings as a party at Auxilium’s reasonable expense.

6.8.5                     Trademark Acknowledgments.  Each Party acknowledges the sole ownership by the other Party and validity of all trademarks, trade dress, logos and slogans owned by the other Party and used or intended to be used in connection with the Commercialization of the Finished Product for the Field in the Territory.  Each Party agrees that it will not at any time during or after the Term assert or claim any interest in, or do anything which may adversely affect the validity or enforceability of, any copyright, trademark, trade dress, logo or slogan owned by the other Party and used or intended to be used on or in connection with the marketing or sale of the Finished Product.  Neither Party will register, seek to register or cause to be registered any copyrights, trademarks, trade dress, logos or slogans owned by the other Party and used or intended to be used on or in connection with the marketing or sale of the Finished Product or any variation thereof, under any Laws providing for registration of copyrights, trademarks, service marks, trade names or fictitious names (including as an Internet domain name) or similar Laws, without the other Party’s prior written consent (in its sole discretion).

6.9                               Commercialization Data.  Actelion shall own all marketing and sales data and information resulting from its Commercialization of the Finished Product in the Field in the Territory during the Term (the “Commercialization Data”).  Upon request from Auxilium, Actelion shall provide to Auxilium a copy of such of the Commercialization Data as constitutes promotional materials, marketing strategies and market research data (“Promotional Commercialization Data”).  Auxilium shall have the irrevocable right and license to use all such Promotional Commercialization Data (and the right to grant its Affiliates and Third Parties the right to use such Promotional Commercialization Data) in connection with its commercialization of the Finished Product in the Field outside the Territory, which right and license shall survive the expiration or termination of this Agreement.  Notwithstanding the foregoing, Actelion’s obligation to provide Promotional Commercialization Data and Auxilium’s right to use such data shall be performed, or exercised, respectively, in all instances in accordance with all applicable Laws, including, without limiting the foregoing, any data privacy Laws.

6.10                        Global Branding Strategy.  Auxilium shall have the right, from time to time during the Term, to implement (and thereafter modify and update) a global branding strategy, including global messaging, for the Finished Product for use in the Field throughout the world (the “Global Branding Strategy”).  To the extent Auxilium determines to utilize such Global Branding Strategy, Actelion shall use Commercially Reasonable Efforts to adhere to the Global Branding Strategy in its Commercialization of the Finished Product, including with respect to any Promotional Materials (it is understood that Actelion will be allowed to Commercialize the Finished Product under the old branding until the stock of Promotional Material and/or Finished Product is used up); provided, that, in the event that Actelion believes that the application of the Global Branding Strategy in a particular country in the Territory would be inappropriate whether because of such country’s linguistic or cultural particularities, because it is against the Laws of such country or because Actelion reasonably determines it would be inconsistent with Actelion’s obligation to use Commercially Reasonable Efforts to Commercialize the Territory, Actelion shall present such concern to Auxilium, and the Parties shall discuss whether appropriate revisions to the Global Branding Strategy may make it appropriate for use in such country.  Nothing in this Section shall be construed to derogate from Actelion’s ultimate right and responsibility to use Commercially Reasonable Efforts to Commercialize the Finished Product in the Territory in accordance with the terms and conditions of this Agreement.

ARTICLE 7
SUPPLY

7.1                               General.  Auxilium will use Commercially Reasonable Efforts to Manufacture (or have Manufactured) and supply requested quantities (taking into consideration Auxilium’s capacity) of the Bulk Product for clinical and commercial use in the Field in the Territory, in each case in accordance with the terms of this ARTICLE 7 and the Quality Agreement.

7.2                               Development Supply.  Auxilium will use Commercially Reasonable Efforts to Manufacture, or arrange for a Third Party to Manufacture, and supply all of Actelion’s requirements of Units of Product for Development Activities, if any, to be performed by it in accordance with the Development Plan, which supply shall be in accordance with the terms of this ARTICLE 7.  Units of Product shall be ordered and supplied for Development Activities in accordance with the procedures set forth in this ARTICLE 7; provided that, the Parties shall agree as to an appropriate forecasting mechanism for Development supply of Bulk Product (either through including such forecasts in the Development Plan or some other mechanism) reasonably in advance of any orders therefor from Actelion.  Units of Product (as well as any placebo requested by Actelion) supplied for Development Activities shall be invoiced at Auxilium’s prevailing Manufacturing Standard Cost (and placebo, if applicable) at the time Actelion issued the relevant Purchase Order (the “Development Supply Price”).

7.3                               Commercial Supply.  Auxilium will use Commercially Reasonable Efforts to Manufacture, or arrange for a Third Party to Manufacture, and supply all of Actelion’s requirements of Units of Product for commercial sale in the Field in the Territory pursuant to this Agreement, which supply shall be in accordance with the terms of this ARTICLE 7 and the Quality Agreement.  Units of Product supplied for commercial sale shall be invoiced at Auxilium’s prevailing Manufacturing Standard Cost at the time Actelion issued the relevant

Purchase Order plus the following mark-up, if any, on Auxilium’s prevailing Manufacturing Standard Cost (the “Commercial Supply Price”):

If Auxilium’s Manufacturing Standard Cost is:	Mark-Up to Actelion Shall Be:

Equal to or less than $[**]	[**]%

Greater than $[**] but less than $[**]	A dollar amount equal to $[**] less [**]

Equal to or greater than $[**]	[**]%

Auxilium will use Commercially Reasonable Efforts to lower the Manufacturing Standard Cost during the Term; provided, however, that Auxilium makes no guarantees with respect to its ability to, or the degree to which it is able to, lower the Manufacturing Standard Cost.

Auxilium will use Commercially Reasonable Efforts to Manufacture, or arrange for a Third Party to Manufacture, and supply diluent ordered by Actelion in excess of the diluent included in a Unit of Product (“Additional Diluent”).  Such additional diluent shall be invoiced at Auxilium’s prevailing Manufacturing Cost of such diluent at the time Actelion issued the relevant Purchase Order plus a mark-up of [**] percent ([**]%) on Auxilium’s prevailing Manufacturing Cost of such diluent (the “Additional Diluent Supply Price”).

7.4                       Exclusive Source.  Subject to the provisions of this Agreement, Actelion shall purchase all of its requirements of Bulk Product (i.e., Units of Product) exclusively from Auxilium pursuant to the terms of this ARTICLE 7.

7.5                       Packaging and Labeling; Certain Other Manufacturing Activities.  Notwithstanding anything to the contrary contained herein, in accordance with the procedures set forth in the Quality Agreement, Actelion or its designated Third Party shall be responsible (at its sole cost and expense) for all final product labeling and packaging (whether in commercial or clinical packaging presentation), including insertion of materials such as applicators, transfer needles, syringes, patient inserts, patient medication guides, professional inserts and any other written, printed or graphic materials accompanying the Bulk Product, considered to be part of the Finished Product, and handling, storage, quality control, quality assurance, and the testing and release aspects of Analytical Release Testing and Characterization and related activities (collectively, “Packaging and Labeling”).  Actelion or its designated Third Party shall ensure that all such Packaging and Labeling shall comply with Laws, GMPs and the Regulatory Approvals for the Finished Product in the Territory, including the Product Specifications; provided that, Auxilium shall have the right, but not the obligation, to review any single or collective element of Packaging and Labeling at any time and Actelion shall give good faith consideration to any comments received from Auxilium.  Actelion or its designated Third Party shall also be responsible for performing the testing and release aspects of Analytical Release Testing and Characterization and Auxilium shall provide assistance to Actelion in connection therewith (including, to the extent possible, granting Actelion reasonable access to Auxilium (and its Affiliates’, sublicensees’ and subcontractors’) facilities as is necessary or useful for Actelion to access applicable records and documents for performing the testing and release aspects of Analytical Release Testing and Characterization

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

obligations), all as more particularly set forth in the Quality Agreement.  To the extent that a Third Party is involved in Packaging and Labeling or other activities described in this Section 7.5, Actelion shall be wholly responsible for, and bear one hundred percent (100%) of the costs related to, qualifying such Third Party to perform such activities.

7.6                       Forecasting and Ordering.

7.6.1                     Forecast.  Actelion shall furnish the first forecast under this Section 7.6 no later than ninety (90) days after the Effective Date (the “Initial Forecast Date”).  On the Initial Forecast Date and on the first day of each calendar quarter thereafter (each a “Forecast Date”), Actelion shall furnish Auxilium a forecast of quantities of Units of Product that Actelion expects to be delivered on a monthly basis in each of the six (6) calendar quarters beginning, respectively, six (6) months, nine (9) months, twelve (12) months, fifteen (15) months, eighteen (18) months and twenty-one (21) months from the Forecast Date (each a “Forecast”).  The Forecast for deliveries occurring in the calendar quarter beginning six (6) months after the Forecast Date shall provide for quantities no less than seventy-five percent (75%), and no more than one hundred twenty five percent (125%), of the quantities contained in the Forecast for such quarter given one quarter earlier.  The Forecast for deliveries occurring in the calendar quarters beginning nine (9) months, twelve (12) months, fifteen (15) months, eighteen (18) months and twenty-one (21) months after the Forecast Date shall be non-binding (see Schedule 7.6 for Forecast methodology).  All Forecasts shall (i) be specified for Units of Product on a monthly basis and (ii) be for full production lots of Units of Product (i.e. between [**] and [**] Units of Product for full production lots of the [**]L Manufacturing environment or between [**] and [**] Units of Product for full production lots of the [**]L Manufacturing environment, as applicable); provided, however, that, in the event the Manufacturing specifications and release testing requirements for Bulk Product to be supplied to Actelion are identical to such specifications and testing requirements for Bulk Product adhered to by Auxilium for the Finished Product to be sold in Canada, then Actelion may place Forecasts for partial production lots of Bulk Product manufactured by Auxilium for Finished Product to be sold in the U.S.  Notwithstanding the immediately preceding sentence, the Parties acknowledge and agree that the Units of Product per full production lot may vary in the future based on changes in yield; provided that, in the event of any such changes, Auxilium shall notify Actelion of such changes from time to time and such notification shall be deemed an amendment of the immediately preceding sentence in satisfaction of Section 16.1 hereof.  The Parties recognize that the foregoing Forecasts may change over time based on commercial and regulatory developments and other factors, and Actelion shall be liable to reimburse Auxilium for Out-of-Pocket Costs incurred by Auxilium as a result of any such changes with respect to the second and third quarters of the then current Forecast (i.e., the two (2) quarters commencing ninety (90) days after and one hundred eighty (180) days, respectively, after the Forecast Date); provided, that, to the extent practicable, Auxilium will use Commercially Reasonable Efforts to reduce such reimbursement exposure to Actelion under the terms hereof incident to changes in such Forecast; provided, however, that, notwithstanding the foregoing, in all cases, Auxilium shall not be in breach of this Agreement for any failure to reduce such reimbursement exposure and Actelion shall be responsible for purchasing any and all Units of Product in accordance with the provisions of this Agreement.

7.6.2                     Long Range Capacity Planning; Supply Chain Improvements.  Concurrent with the Initial Forecast, for the purposes of discussion and planning of manufacturing capacity Actelion shall provide a non-binding forecast of its Units of Product needs for the twenty-

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

four (24) months following that specified in the then current Forecast as described in Section 7.6.1 (“Long Range Forecast”).  In the event Auxilium projects a shortfall in capacity based on the Long Range Forecast, the Parties will jointly discuss alternatives to increase such capacity, and the Parties shall promptly meet to discuss a reasonable manner of proceeding.  Unless otherwise agreed to by the Parties during the Term, the Long Range Forecast shall be updated by Actelion and reviewed with Auxilium on an annual basis.

7.6.3                     Orders.  On each Forecast Date, in addition to the initial Forecast specified in Section 7.6.1, Actelion shall for the Term deliver to Auxilium a firm purchase order or orders specifying the quantities of the Units of Product for delivery on a monthly basis in the calendar quarter beginning three (3) months after the Forecast Date (each a “Purchase Order”).  Each such Purchase Order shall provide for aggregate quantities for delivery in such quarter that are, unless otherwise agreed between the Parties in writing, no less than seventy-five percent (75%), and no more than one hundred twenty five percent (125%), of the quantities contained in the Forecast for such quarter given one (1) quarter earlier than the Forecast Date on which such Purchase Order is placed (see Schedule 7.6 for Forecast methodology).  Unless agreed separately between the Parties, each Purchase Order shall specify no more than one (1) delivery date for the Units of Product in each calendar month.

7.6.4                     Receipt and Acceptance.  Actelion shall purchase all Units of Product ordered and specified in a Purchase Order.  Purchase Orders may be delivered electronically or by other means to such location as Auxilium shall designate and shall be in a form reasonably acceptable to Auxilium.  Auxilium shall provide written confirmation of such Purchase Order to Actelion within ten (10) business days of receipt of such Purchase Order (the date of such written confirmation, the “Purchase Order Acceptance Date”).  Auxilium will accept any Purchase Order for Units of Product that does not exceed the applicable maximum provided for in the most recent Forecast.  If a Purchase Order, whether or not accepted, exceeds such applicable maximum, the Parties shall seek to agree on a reasonable manner of proceeding.  Auxilium shall use reasonable efforts to supply any amount of Units of Product that Actelion orders pursuant to Section 7.6.3 in excess of the maximum amount deliverable under the ordering and forecasting procedures specified herein, but in any event, such efforts shall not be construed as an obligation hereunder and in no event shall Auxilium be deemed in breach of this Agreement by means of a failure to provide Units of Product in excess of the then current Forecasted amount.  Nothing in any such Purchase Order or written acceptance shall supersede the terms and conditions of this Agreement or the Quality Agreement, and in the event of a conflict between the terms of such Purchase Order (or written acceptance, as applicable) and the terms of this Agreement (or the Quality Agreement, as applicable), the terms of this Agreement (or the Quality Agreement, as applicable) shall control.  All Purchase Orders, written acceptances of Purchase Orders and other notices contemplated under this Section 7.6 shall be sent to the attention of such persons as each Party may identify to the other in writing from time to time in accordance with Section 16.3.  Notwithstanding any term in Section 7.6.3 or this Section 7.6.4 or elsewhere herein, and notwithstanding any Forecasts given by Actelion, Actelion shall not be obligated to place any Purchase Orders for Units of Product prior to receipt of Regulatory Approval thereof, and Actelion shall have the right to reasonably amend its Forecasts and Purchase Orders in the event of unexpected delays in receipt of any such approval; provided, that Actelion shall be liable to reimburse Auxilium for Out-of-Pocket Costs incurred by Auxilium as a result of any such changes with respect to the second and third quarters of the then current Forecast (i.e., the two (2) quarters commencing ninety (90) days after and one hundred eighty (180) days, respectively, after the Forecast Date); provided, that, to the extent practicable, Auxilium will use Commercially Reasonable Efforts to reduce such reimbursement exposure to Actelion under the terms hereof incident to changes in such Forecasts and Purchase Orders; provided, however, that notwithstanding the foregoing, in all cases, Auxilium shall not be in breach of this Agreement for any failure to reduce such reimbursement exposure and Actelion shall be responsible for purchasing any and all Units of Product in accordance with the provisions of this Agreement.

7.7                       Invoicing, and Manufacturing Standard Cost Audit.

7.7.1                     Invoice.  Each delivery of Units of Product hereunder shall be accompanied by an invoice setting forth the Development Supply Price or the Commercial Supply Price, as applicable, for such delivery.  Auxilium shall invoice such Units of Product at the Development Supply Price or the Commercial Supply Price, as applicable, and Actelion will issue payment against invoices within thirty (30) days.  Each delivery of Additional Diluent hereunder shall be accompanied by an invoice setting forth the Additional Diluent Supply Price for such delivery.  Auxilium shall invoice such Additional Diluent at the Additional Diluent Supply Price, and Actelion will issue payment against invoices within thirty (30) days.

7.7.2                     Manufacturing Standard Cost Audit.  Actelion shall have the right to audit the calculation of Auxilium’s prevailing Manufacturing Standard Cost.  Such audit shall be carried out in the same manner as the audit provisions of Section 8.11 which shall apply mutatis mutandis to both Parties to facilitate such right of audit.

7.8                       Shipping and Delivery.

7.8.1                     Delivery.  Auxilium shall deliver (or have delivered) to Actelion in accordance with this Section 7.8 the quantity of the Units of Product specified in each accepted Purchase Order within ninety (90) days from the Purchase Order Acceptance Date or otherwise as agreed to by the Parties.  Notwithstanding anything to the contrary contained herein, (i) Auxilium will notify Actelion of the anticipated FCA (Incoterm 2010) (Auxilium’s or its designee’s site)  date of delivery at least five (5) days prior to such FCA (Auxilium’s or its designee’s site) date, which FCA (Auxilium’s or its designee’s site) date may occur as many as seven (7) days prior to or seven (7) days after the date that is ninety (90) days from the Purchase Order Acceptance Date, and such delivery shall be deemed to have been delivered on a timely basis hereunder, and (ii) in order to allow for Bulk Product Manufacturing variances, Auxilium shall be entitled to deliver quantities of Units of Product as much as ten percent (10%) above or as little as ten percent (10%) below the amount of the Units of Product specified by Actelion in the applicable Purchase Order, provided however that the aggregate difference in any twelve (12) month period does not exceed ten percent (10%) in the aggregate for all such Units of Product ordered for such period and such delivery shall be deemed to have been delivered in satisfaction of Auxilium’s obligations hereunder.  Actelion shall purchase all such Units of Product so delivered provided delivered Units of Product have a minimum shelf life of not less than eighty percent (80%) of its total approved shelf-life remaining at the time of delivery or as otherwise detailed in the Quality Agreement.

7.8.2                     Delivery Terms.  Units of Product shall be supplied to Actelion FCA (Auxilium’s or its designee’s site).  Delivery shall occur, and title and risk of loss will pass to Actelion, when each order of Units of Product is placed at the disposal of Actelion at such Facility.  The Units of Product shall be shipped at Actelion’s expense (including, without limitation, all shipping costs, shipping insurance, customs charges, tariffs, import taxes, fees or other charges (including costs of quarantine) in connection with importing the Units of Product into the Territory or to Actelion’s facilities) via a carrier identified by Actelion in the applicable Purchase Order; provided, that in the event that Actelion fails to identify a carrier, Auxilium may choose a carrier at its own reasonable discretion.

7.8.3                     Retention.  Unless the Parties agree otherwise, Auxilium will maintain analytical samples of Bulk Product from which Units of Product delivered to Actelion hereunder are derived in storage for a time period based upon Auxilium’s sample retention policy, which currently provides for retention for a period of one (1) year in accordance with U.S. regulatory requirements.

7.9                       Quality and Compliance.

7.9.1                     Quality Agreement.  The Quality Agreement will set forth the Parties’ quality and compliance obligations with respect to Manufacture and acceptance of the Bulk Product and Packaging and Labeling and release of the Finished Product.  Actelion and Auxilium agree to comply with the requirements and provisions set forth in the Quality Agreement.  The Quality Agreement will set forth in greater detail many of the responsibilities and obligations set forth herein.  In the event of a conflict between the terms of the Quality Agreement and the terms of this Agreement, the terms of this Agreement shall prevail.  The Parties shall execute the Quality Agreement within one-hundred eighty (180) days of the Effective Date.

7.9.2                     Notice of Non-Conformance.

(a)                                 Auxilium will supply to Actelion the applicable batch number for the Bulk Product from which Units of Product delivered to Actelion hereunder are derived as well as such other information as the Parties may set forth in the Quality Agreement with respect to the Manufacture of the Bulk Product (a “Manufacturing Certificate of Analysis”) for all Units of Product shipped to Actelion hereunder.  Actelion shall promptly on receipt of each shipment of Units of Product hereunder inspect, or cause to have inspected, each shipment of Units of Product for any damage, defect or shortage and within a reasonable period of time give Auxilium written notice of any such damaged, defective or short shipment (a “Notice of Non-Conformance”).

(b)                                 Latent Defects shall be communicated to Auxilium, together with appropriate detail, via a Notice of Non-Conformance, without undue delay after such Latent Defect is first discovered by Actelion (or Actelion otherwise is notified of such Latent Defect), but in all cases within two (2) business days of the date on which such Latent Defect was first discovered by Actelion or was notified to Actelion by the relevant Person discovering the defect, and thereafter such Latent Defect shall be handled as set forth in the remainder of this Section 7.9 and/or the Quality Agreement, as applicable.  For purposes of this Section 7.9.2(b), “Latent Defects” shall mean those defects that could not be discovered by inspection by Actelion or its designee as described in Section 7.9.2(a).

7.9.3                     Notification of significant quality issues.  As set forth in the Quality Agreement (including on timing set forth therein), the Parties shall notify each other of the occurrence of a confirmed out-of specification (“OOS”) result or major process deviation relating to the Bulk Product whether inside the Territory or outside the Territory.  The Parties agree to consult on all quality decisions regarding any OOS result or major process deviations involving the Bulk Product.

7.9.4                     Audits.  Actelion shall have access to Auxilium Facilities associated with the Drug Substance or Bulk Product at a mutually agreeable time for the sole purpose of auditing the Facilities for operational compliance with cGMPs and the content of the respective Quality Agreement.  The right to audit also includes any testing Facility related to the Drug Substance or Bulk Product.  To the extent a Third Party’s facilities are the subject of an audit pursuant to this Section 7.9.4, Actelion shall (a) perform such audit in connection with Auxilium and in accordance with this Agreement and any related Quality Agreement and (b) bear any costs charged by such Third Party associated with such audit.  For clarity, Auxilium shall have the right to accompany Actelion on any such audit of a Third Party Facility.

7.10                Disputes and Remedies.

7.10.1              Disputes.  If Actelion delivers a Notice of Non-Conformance in respect of all or any part of a shipment of Units of Product, and Auxilium does not agree with Actelion’s determination that any such Units of Product fails to meet the Product Specifications (or there is a short shipment), the Parties shall in good faith attempt to resolve such dispute.  Auxilium and Actelion shall have thirty (30) days, unless otherwise agreed in writing by the Parties, from the date of Auxilium’s receipt of a Notice of Non-Conformance to resolve such dispute regarding whether all or any part of such shipment of Units of Product was Manufactured in conformance with the Product Specifications (or there is otherwise a short shipment).  If the dispute regarding whether all or any part of a shipment of Units of Product rejected by Actelion was Manufactured in conformance with the Product Specifications (or there is a short shipment) is not resolved in such thirty (30) day period, then Auxilium shall prepare an investigative report concerning such alleged non-conformance and such investigative report and Actelion’s original Notice of Non-Conformance shall be submitted to an independent consultant.  The consultant shall be mutually agreed upon in writing by the Parties.  The results of the consultant’s determination shall be based on Auxilium’s investigative report and Actelion’s original Notice of Non-Conformance and shall be final and binding on the Parties, and if such Units of Product are determined to meet the Product Specifications (or is otherwise determined not to be a short shipment, as applicable), then Actelion shall pay for the costs of such consultant; otherwise Auxilium shall pay for such costs.

7.10.2              Remedies.  In the event any shipment of Units of Product is rejected pursuant to Section 7.10.1 (or as a result of an uncontested Notice of Non-Conformance) and/or the Quality Agreement, as applicable, solely as a result of any act or omission of Auxilium, then (i) Actelion shall, at the direction of Auxilium, either (a) destroy such rejected Units of Product at Auxilium’s reasonable expense (in accordance with Laws) or (b) return such Units of Product to Auxilium, at a location designated by Auxilium and at Auxilium’s reasonable expense, and (ii) Auxilium, at no expense to Actelion, shall, either (a) use its Commercially Reasonable Efforts to promptly replace such non-conforming Units of Product (or short shipment) or (b) give Actelion a credit in an amount equal to the amount paid or payable by Actelion with respect to such rejected Units Product (or short shipment) as reasonably agreed between the Parties.  In the event that any shipment of Units of Product is rejected for any other reason, Auxilium shall have no liability to Actelion in connection therewith, and Actelion shall, at its sole cost, destroy such rejected Units of Product in compliance with Laws.  AUXILIUM’S LIABILITY IN RESPECT OF ANY REJECTION (INCLUDING ANY SHORT SHIPMENT) SHALL BE LIMITED TO THE REMEDIES PROVIDED IN THIS SECTION 7.10.2.

7.11                Shortages.  In the event that the materials and/or Manufacturing capacity required to Manufacture and deliver Units of Product to Actelion in a timely manner are in short supply, Auxilium shall notify Actelion of such shortage and, the Parties shall promptly meet to discuss the shortage.  Auxilium shall provide a written plan of action stating in reasonable detail the root cause of the shortage and proposed measures to remedy the shortage and the date such shortage is expected to end.  Notwithstanding anything to the contrary contained herein, the situation where the commercial success of the Finished Product in the Territory is the reason for such shortage (which situation is addressed in Section 7.6.2) shall not constitute a “shortage” or mean that Auxilium is “unable to supply” for purposes of this Section 7.11 (provided, that Auxilium is using Commercially Reasonable Efforts to supply all of Actelion’s Purchase Orders in accordance with this Agreement, including the allocation set forth in this Section 7.11).  Auxilium shall use its Commercially Reasonable Efforts to minimize the duration of any shortage.  During any such shortage, Auxilium shall allocate the materials and resources used in the supply of Units of Product between Auxilium (and any other Third Parties), on the one hand, and Actelion, on the other hand (subject to pre-existing obligations to Third Parties), (i) for the first two (2) years from the First Commercial Sale, based on, in the case of Actelion, the lesser of twenty-five percent (25%) of available Units of Product (subject to pre-existing obligations to Third Parties) or the undelivered quantities specified in all then current Purchase Orders, (ii) following the second anniversary of the First Commercial Sale, the forecasted demand reported one quarter earlier (pursuant to Section 7.6) against the forecasted needs of Auxilium (and any Third Parties) and (iii) following the third anniversary of the First Commercial Sale, in accordance with their respective share of sales in the applicable market of Units of Product during the immediately preceding twelve (12) months.  The allocation described in the immediately foregoing sentence is diagrammed in Schedule 7.11.  If, during the Term, Auxilium is unable to supply according to the terms of this Agreement at least fifty percent (50%) of the aggregate quantity of Units of Product to be delivered as required by Actelion’s Purchase Orders (which have been properly submitted in accordance with this Agreement) (such quantity of Units of Product, the “Minimum Delivery Amount”), other than to the extent caused by a Force Majeure Event or an act or omission of Actelion or any of its Affiliates, then Auxilium will inform Actelion in writing thereof.  Following receipt of such notice, a joint team shall be formed without undue delay to address the nature of the shortage.  Auxilium shall have ninety (90) days to supply Actelion with sufficient quantities of Units of Product such that Auxilium shall have delivered the Minimum Delivery Amount for the applicable period (the “Minimum Delivery Cure Period”), and in the event that Auxilium is unable to supply such quantities of Units of Product to meet the Minimum Delivery Amount within such Minimum Delivery Cure Period, then until such time as quantities of Bulk Product to meet the Minimum Delivery Amount are supplied to Actelion, the Royalty Rate will be reduced by twenty-five percent (25%) (i.e., reduced by one quarter, for example from eighteen percent (18%) to thirteen and one-half percent (13.5%)) for all Net

Sales commencing with sales recorded in the month immediately following the month in which the end of the Minimum Deliver Cure Period occurred, and ending up to three (3) months following the month in which Auxilium has delivered quantities of Units of Product sufficient to meet the Minimum Delivery Amount; provided that, for clarity, such three (3) month period is solely intended to allow Actelion an opportunity to reestablish its inventory, and to the extent that Actelion is able to do so in less than such three (3) month period the Royalty Rate shall promptly revert to the amounts currently set forth in Section 8.3.1; provided, further, during such three (3) month period, Actelion shall have the right to submit Purchase Orders in excess of the twenty-five percent (25%) cap on increases from the previously forecasted amount for such period (provided, that, Auxilium shall not be obligated hereunder to fill such excess orders but shall use reasonable efforts to satisfy such excess orders); provided, further, that Auxilium’s inability to fill such excess orders shall not constitute an additional shortage hereunder; provided, further, that, at the option of Actelion, during the pendency of any such shortage, Auxilium will agree to form a joint Actelion/Auxilium team responsible for overseeing the restoration of supply.  Should such a shortage period last for more than four (4) consecutive quarters, Actelion will have the right, but not the obligation, to terminate this Agreement on a country-by-country and Finished Product-by-Finished Product basis.

7.12                Manufacturing Supply Assurance.  Auxilium shall use its Commercially Reasonable Efforts, as the exclusive supplier of Units of Product, to ensure for the duration of the Term of the Agreement that a reasonable measure of supply assurance be maintained.

7.13                Safety Stock Obligations.  Commencing after the first twelve (12) months after First Commercial Sale, the Joint Steering Committee shall consider what level of safety stock of Drug Substance and Bulk Product would be mutually acceptable to the Parties.

7.14                Product Specification and Manufacturing Changes.  Product Specification and Manufacturing changes, including those resulting from a request received by a Party from a Governmental Authority, or any changes that Auxilium may make, shall be dealt with pursuant to the Quality Agreement; provided that all applicable Regulatory Materials shall be prepared and filed by the Parties in accordance with the provisions of ARTICLE 5.

7.15                Termination of Supply Obligations.  Notwithstanding anything to the contrary contained herein, the obligations of Auxilium under this ARTICLE 7, including the obligations to Manufacture and supply Units of Product to Actelion hereunder, and Actelion’s obligations to purchase solely from Auxilium, may continue after the end of the Royalty Term, or terminate (on a country-by-country and Finished Product-by-Finished Product basis) from and after the end of the Royalty Term with respect to such Finished Product in such country.  The Parties will negotiate in good faith the terms and conditions upon which Auxilium might continue to Manufacture and supply, and Actelion might continue to purchase, requirements of Units of Product from Auxilium pursuant to a distinct manufacturing and supply agreement which shall be amendable to include additional countries of the Territory as the Royalty Term expires in such countries.  For avoidance of doubt, should the Parties not agree on the terms and conditions of a distinct manufacturing and supply agreement for Units of Product as described above, Actelion shall be free to purchase Units of Product from a Third Party.

7.16                Auxilium Notice.  Auxilium shall provide Actelion with verbal notice as soon as practicable after it becomes aware, confirmed in writing within three (3) business days thereafter, of any significant condition or incident, which shall include any event, occurrence, or circumstance, including any governmental or private action, which could reasonably be expected to materially impact Auxilium’s ability to perform its obligations under this Agreement.

ARTICLE 8
PAYMENTS

8.1                       Upfront Payment.  Within five (5) business days of the Effective Date, Actelion shall pay to Auxilium an upfront amount equal to Ten Million Dollars ($10,000,000) (the “Upfront Payment”) by wire transfer of immediately available funds into an account designated in writing by Auxilium.  Such Upfront Payment shall be nonrefundable and noncreditable against any other payments due hereunder.

8.2                       Milestone Payments.  Actelion shall pay to Auxilium the milestone payments described in this Section 8.2 following achievement (first occurrence) of the corresponding milestone event.  A Party shall promptly notify the other Party in writing, but in no event later than five (5) days after, of the achievement of each such milestone event (each, a “Milestone Notification Notice”) achieved by it.  Actelion shall pay the applicable milestone payment by wire transfer of immediately available funds into an account designated by Auxilium as per Section 8.8 of this Agreement; provided, however, that in no event shall a failure to deliver a Milestone Notification Notice relieve Actelion of its obligation to pay Auxilium the milestone payments described in this Section 8.2.  Each such milestone payment is nonrefundable and noncreditable against any other payments due hereunder.

Milestone Event	Milestone Payment

Dupuytren’s Contracture

1. Receipt by Actelion of first Product Approval for Dupuytren’s Contracture in Canada.	[**] Dollars ($[**])

2. Receipt by Actelion of first Pricing Approval for Dupuytren’s Contracture in Canada.	[**] Dollars ($[**])

3. Receipt by Actelion of first Product Approval for Dupuytren’s Contracture in Australia.	[**] Dollars ($[**])

4. Receipt by Actelion of first Pricing Approval for Dupuytren’s Contracture in Australia.	[**] Dollars ($[**])

5. Receipt by Actelion of first Regulatory Approval for Dupuytren’s Contracture in Brazil.	[**] Dollars ($[**])

6. Receipt by Actelion of first Regulatory Approval for Dupuytren’s Contracture in Mexico.	[**] Dollars ($[**])

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Milestone Event	Milestone Payment

Peyronie’s Disease

1. Receipt by Actelion of first Product Approval for Peyronie’s Disease in Canada.	[**] Dollars ($[**])

2. Receipt by Actelion of first Pricing Approval for Peyronie’s Disease in Canada.	[**] ($[**])

3. Receipt by Actelion of first Product Approval for Peyronie’s Disease in Australia.	[**] Dollars ($[**])

4. Receipt by Actelion of first Pricing Approval for Peyronie’s Disease in Australia.	[**] ($[**])

5. Receipt by Actelion of first Regulatory Approval for Peyronie’s Disease in Brazil.	[**] Dollars ($[**])

6. Receipt by Actelion of first Regulatory Approval for Peyronie’s Disease in Mexico.	[**] Dollars ($[**])

Sales Based Milestones

1. Aggregate Net Sales of Finished Product in the Territory equal or exceed [**] Dollars ($[**]) for any calendar year.	[**] Dollars ($[**])

2. Aggregate Net Sales of Finished Product in the Territory equal or exceed [**] Dollars ($[**]) for any calendar year.	[**] Dollars ($[**])

3. Aggregate Net Sales of Finished Product in the Territory equal or exceed [**] ($[**]) for any calendar year.	[**] Dollars ($[**])

4. Aggregate Net Sales of Finished Product in the Territory equal or exceed [**] Dollars ($[**]) for any calendar year.	[**] Dollars ($[**])

8.2.1                     The date of (i) “Receipt by Actelion of first Regulatory Approval”, (ii) “Receipt by Actelion of first Product Approval” or (iii) “Receipt by Actelion of first Pricing Approval” shall mean, as the case may be, the date on which Actelion has received official notice from the relevant Governmental Authority related thereto.

8.2.2                     Each of the Sales Based Milestones shall be payable only once during the Term.

8.3                       Royalties.

8.3.1                     Royalty Rate During Term.  As further consideration for the rights granted to Actelion under this Agreement, Actelion shall pay to Auxilium tiered payments (“Royalty Payments”) at the following rates (the “Royalty Rates”) based on aggregate annual Net Sales of

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Finished Product in the Territory for all or any portion of a calendar year falling within the Royalty Term:

Calendar Year Net Sales	Royalty Rate

For that portion of aggregate annual Net Sales less than [**] Dollars ($[**])	[**]%

For that portion of aggregate annual Net Sales equal to or greater than [**] Dollars ($[**]) but less than [**] Dollars ($[**])	[**]%

For that portion of aggregate annual Net Sales equal to or greater than [**] Dollars ($[**])	[**]%

Also, for the purposes of clarity, aggregate Net Sales levels from the Territory shall be computed using the exchange rate in effect at the time for the calculation of the quarterly royalties and then summed to determine whether an aggregate sales milestone has been reached.

8.3.2                     Reduction of Compensation due to Biosimilar.  If the Biosimilar Version market share of all Biosimilar Versions of the Product sold by Third Parties in a given country in the Territory is greater than [**] percent ([**]%) in either case in any calendar quarter (in which case “Generic Entry” shall be deemed to have occurred with respect to the Finished Product in such country), then the compensation rate set forth in Section 8.3.1 with respect to such tier payable on Net Sales of Finished Product in such country during each calendar quarter in any such year from and after the calendar quarter during which Generic Entry occurred and for so long as such Generic Entry continues in such country shall be reduced by [**] percent ([**]%).

8.4                       Royalty Reports and Payments.  Within fifteen (15) days of the end of each calendar quarter Actelion shall provide Auxilium with a royalty report that includes: (i) a statement of the amount of gross sales of the Finished Product, if possible on an indication-by-indication basis, (a) in the Territory as a whole and (b) on a country-by-country basis during the applicable calendar quarter (including such amounts expressed in local currency and as converted to Dollars), (ii) an itemized calculation of Net Sales (a) in the Territory as a whole and (b) on a country-by-country basis, showing for both (a) and (b) deductions provided for in the definition of “Net Sales” during such calendar quarter and (iii) the total Royalty Payment payable to Auxilium pursuant to Section 8.3 with respect to Net Sales during such calendar quarter, which amount shall be converted to Dollars at such time in accordance with Section 8.7.  Without limiting the generality of the foregoing, Actelion shall require its Affiliates and sublicensees (and any distributors) to account for its Net Sales and to provide such reports with respect thereto as if such sales were made by Actelion.  Following Auxilium’s receipt of such royalty report, Auxilium shall issue an invoice for the total Royalty Payment due, which invoice Actelion shall remit payment against to Auxilium as per Section 8.8.

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

8.5                       Third Party Royalties and Other Payments.

8.5.1                     Certain Existing Obligations.  Auxilium shall be solely responsible for the payment of any royalties, sublicense revenues, milestones or other payments due to Third Parties under the BTC License Agreement on account of the sale of the Finished Product by Actelion hereunder.

8.5.2                     Licenses to New Necessary Patents.  If Actelion determines that it is necessary to obtain a license under any Patent of a Third Party that would be infringed by the sale by Actelion of the Finished Product, as the Bulk Product exists on the Effective Date (excluding, for the avoidance of doubt, any additional technology that may be combined or incorporated therewith, or any future improvements or enhancements to the Bulk Product) in the Territory (as in existence on the Effective Date) for use in the Field (as defined on the Effective Date), other than those described in Section 8.5.1 necessary to make, use or import the Bulk Product or use, sell or offer for sale the Finished Product for sale in the Field in the Territory, then (x) the Parties shall meet to discuss such determination and Auxilium shall consider Actelion’s comments in good faith and (y) if Auxilium determines that it is still necessary to obtain such license, the Parties shall consult with respect to which Party will be primarily responsible for the negotiation and execution of the corresponding license agreement; provided, however, that, notwithstanding the foregoing, Auxilium shall have the sole right to obtain a license, and negotiate and execute a license agreement, in connection with the Manufacture of the Bulk Product or with respect to any intellectual property applicable to the Bulk Product or Finished Product on a worldwide basis (and, provided, that at the request of Auxilium, any such license from a Third Party shall include a license to Auxilium and its sublicensees with respect to the Bulk Product and Finished Product outside the Territory (and/or outside the Field)).  Any amounts due under such Third Party license agreement with respect to sale of the Finished Product in the Field in the Territory will be borne by Actelion; provided, that Actelion shall be entitled to deduct up to fifty percent (50%) of the royalties payable to such Third Party (on account of the sale of the Finished Product in the Field in the Territory) from the Royalty Payments thereafter made by Actelion to Auxilium hereunder; provided, however, that the Royalty Payments payable under Section 8.3.1 shall not be reduced in any such event below fifty percent (50%) of the amounts set forth in Section 8.3.1.  In no event shall a license be deemed to be “necessary” on a Third Party Patent that is not issued, literally infringed or has genuine issues of fact that raise a reasonable defense that such Patent is invalid or unenforceable.

8.5.3                     Licenses to Other Patents.  Except as provided in Sections 8.5.1 and 8.5.2, if Actelion desires to obtain a license under any Third Party’s Patents that are otherwise useful for the Development of the Bulk Product or Commercialization of the Finished Product in the Field in the Territory, then Actelion shall notify the JSC.  To the extent that both Parties determine (in each such Party’s sole discretion) to pursue such a license, then Actelion shall be primarily responsible for the negotiation and execution of the corresponding license agreement and the Parties shall share equally (unless otherwise mutually agreed or as provided in the next sentence) all payments associated with any license fees, royalties and other amounts owed to the applicable Third Party for such license.  Notwithstanding the foregoing, at the time a license opportunity is presented to the JSC, Auxilium may elect not to participate in the costs of such joint licensing opportunity with respect to the Development of the Bulk Product or Commercialization of the Finished Product in the Field in the Territory.  In such event Actelion may pursue such licensing opportunity and shall be responsible for one hundred percent (100%) of all payments associated with any license fees, royalties and other amounts owed to the applicable Third Party for such license, with no right to invoice Auxilium or offset such amounts against any amounts owed to Auxilium under this Agreement; provided that, in the event that Actelion decides to pursue such license within the Territory, then Auxilium will not be entitled to opt out of the obligation to contribute equally to all costs of such licensing opportunity within the Territory if Auxilium pursues the licensing of such opportunity outside of the Territory.

8.6                       Taxes and Withholding.

(a)                                 VAT.  The Parties agree to cooperate with one another and use reasonable efforts to ensure that value added tax or similar payment (“VAT”) in respect of any payments made by Actelion to Auxilium under this Agreement does not represent an unnecessary cost in respect of payments made under this Agreement.  For purposes of clarity, all sums payable under this Agreement shall be exclusive of VAT.  In the event that any VAT is owing in any jurisdiction in respect of any such payment, Actelion shall pay such VAT, and (i) if such VAT is owing as a result of any action by Actelion, including any assignment or sublicense (including, without limitation, assignment to, or payment hereunder by, another Actelion-related entity or Affiliate), or any failure on the part of Actelion or its Affiliates to comply with applicable tax Laws or filing or record retention requirements, that has the effect of modifying the tax treatment of the Parties hereto, then the payment in respect of which such VAT is owing shall be made without deduction for or on account of such VAT to ensure that Auxilium receives a sum equal to the sum which it would have received had such VAT not been due or (ii) otherwise, such payment shall be made after deduction of such VAT.  For the sake of clarity, any increase in payments to Auxilium under this Section 8.6 shall reflect only the incremental increase in VAT directly resulting from clause (i) above.  In the event that any VAT is owing in any jurisdiction in respect of any such payment, Auxilium will provide to Actelion tax invoices showing the correct amount of VAT in respect of such payments hereunder.

(b)                                 Withholding Tax Matters.  If Actelion is required to make a payment to Auxilium subject to a deduction of tax or withholding tax, the sum payable by Actelion (in respect of which such deduction or withholding is required to be made) shall be made to Auxilium after deduction of the amount required to be so deducted or withheld, which deducted or withheld amount shall be remitted in accordance with Laws.  Any such withholding taxes required under Laws to be paid or withheld shall be an expense of, and borne solely by Auxilium, subject to Section 8.6(a) and the obligation of Actelion to assume the responsibility of such expense in the event that such expense arises as a result of any action by Actelion.

(c)                                  Tax Cooperation.  To the extent Actelion is required to deduct and withhold taxes on any payments to Auxilium, Actelion shall pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to Auxilium an official tax certificate or other evidence of such withholding sufficient to enable Auxilium to claim such payments of taxes.  Auxilium shall provide to Actelion any tax forms that may be reasonably necessary in order for Actelion not to withhold tax or to withhold tax at a reduced rate under an applicable bilateral income tax treaty.  Auxilium shall use reasonable efforts to provide any such tax forms to Actelion at least thirty (30) days prior to the due date for any payments for which Auxilium desires that Actelion apply a reduced withholding rate.  Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by

Laws, of withholding taxes, VAT, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or VAT.

8.7                       Currency Conversion.  All payments hereunder shall be made in U.S. Dollars.  For the purpose of calculating any sums due under, or otherwise reimbursable pursuant to, this Agreement (including the calculation of Net Sales expressed in currencies other than U.S. Dollars), any amount expressed in a foreign currency shall be converted into U.S. Dollars in a manner consistent with such Party’s normal practices used to prepare its audited financial statements for external reporting purposes, provided that such practices use a widely accepted source of published exchange rates.

8.8                       General Payment Procedures.  With the exception of the Upfront Payment payable pursuant to Section 8.1, the receiving Party shall invoice the paying Party for all amounts due to such receiving Party under this Agreement, and such payments shall be made within twenty (20) days following the receipt by the paying Party of an invoice from the receiving Party specifying the amount due.

8.9                       Late Payments.  Any amount required to be paid by a Party hereunder which is not paid on the date due shall bear interest at a rate equal to the thirty (30) day U.S. dollar LIBOR rate effective for the date that payment was first due as reported by The Wall Street Journal plus two percent (2%).  Such interest shall be computed on the basis of a year of three hundred sixty (360) days for the actual number of days payment is delinquent.

8.10                Legal Restrictions.  If at any time legal restrictions prevent the remittance by Actelion of all or any part of amounts due under this Agreement in any country, Actelion will have the right and option to make such payment by depositing the amount thereof in local currency to an account in the name of Auxilium in a bank or other depository in such country as directed by Auxilium.  Actelion will consult with Auxilium regarding, and promptly notify Auxilium of, any and all such arrangements.  Under such circumstances Actelion shall not be liable for any late fees to the extent the subject payment is deposited in a bank or other depository in such country as directed by Auxilium prior to the date such payment is otherwise due hereunder.

8.11                Records; Audits.  Actelion and its Affiliates, its sublicensees and subcontractors shall keep full, true and accurate records and books of account containing all particulars that may be necessary for the purpose of confirming the accuracy of, and calculating, as applicable, all Royalty Payments and other amounts payable to Auxilium hereunder (including records of Net Sales), and any other records reasonably required to be maintained with respect to Actelion’s obligations under this Agreement, for a minimum period of two (2) years or such longer period as required by Laws.  Auxilium shall have a right to request an audit of Actelion in order to confirm the accuracy of the foregoing (an “Audit”); provided, however, that Auxilium shall only have the right to request such Audit one time during any given calendar year.  Upon the written request by Auxilium to Audit Actelion, Auxilium shall have the right to engage an independent, internationally recognized accounting firm to perform a review as is reasonably necessary to enable such accounting firm to calculate or otherwise confirm the accuracy of any of the foregoing for the calendar year(s) requested by Auxilium; provided that

(i) such accountants shall be given access to, and shall be permitted to examine and copy such books and records of Actelion upon five (5) days’ prior written notice to Actelion, and at all reasonable times on such business days, (ii) prior to any such examination taking place, such accountants shall enter into a confidentiality agreement with Actelion reasonably acceptable to Actelion in order to keep all information and data contained in such books and records strictly confidential and shall not disclose such information or copies of such books and records to any third person including Auxilium, but shall only use the same for the purpose of the reviews and/or calculations which they need to perform in order to determine any amounts being reviewed, and (iii) such accountants shall use reasonable efforts to minimize any disruption to Actelion’s business.  Actelion shall make personnel reasonably available during regular business hours to answer queries on all such books and records required for the purpose of the Audit.  The accountants shall deliver a copy of their findings to each of the Parties within ten (10) business days of the completion of the review, and, in the absence of fraud or manifest error, the findings of such accountant shall be final and binding on each of the Parties.  Any underpayments by Actelion shall be paid to Auxilium within ten (10) business days of notification of the results of such inspection.  Any overpayments made by Actelion shall be refunded by Auxilium within ten (10) business days of notification of the results of such inspection.  The cost of the accountants shall be the responsibility of Auxilium unless the accountants’ calculation shows that the actual royalties payable, Net Sales, and/or any other applicable amount Audited hereunder to be different, by more than ten percent (10%), than the amounts as previously calculated by Actelion.

ARTICLE 9
INTELLECTUAL PROPERTY MATTERS

9.1                       Ownership of Intellectual Property.

9.1.1                     General.  Subject to the provisions of this Section 9.1.1 and except as expressly set forth otherwise in this Agreement, (i) Auxilium shall solely own, and it alone shall have the right to apply for, Patents within and outside of the Territory Covering any Auxilium Invention (“Auxilium Collaboration Patents”), and (ii) Actelion shall solely own, and it alone shall have the right to apply for, Patents within and outside of the Territory Covering any Actelion Invention (“Actelion Collaboration Patents”).  With respect to any Joint Invention and any Patents claiming such Joint Invention (“Joint Collaboration Patents”), Actelion shall assign (and shall cause its Affiliates, sublicensees and subcontractors to assign), and hereby does assign, any and all of Actelion’s (and its Affiliates’, its sublicensees’ and subcontractors’) right, title and interest in and to such Joint Inventions and Joint Collaboration Patents to Auxilium, such that Auxilium shall solely own such Joint Inventions and Joint Collaboration Patents and thereafter, any Confidential Information contained therein shall be deemed “Confidential Information” of Auxilium.  Each Party shall promptly disclose to the other Party all Auxilium Inventions, Actelion Inventions and Joint Inventions, as applicable, made by it during the Term.  The determination of inventorship for such Inventions shall be made in accordance with applicable Laws relating to inventorship set forth in the patent Laws of the United States (Title 35, United States Code).

9.1.2                     Employees.  Each Party will require all of its and its Affiliates’ employees to assign all Inventions that are developed, made or conceived by such employees according to the ownership principles described in Section 9.1.1 free and clear of all liens, encumbrances, charges, security interests, mortgages or other similar restrictions.  Each Party will also use its Commercially Reasonable Efforts to require any agents, independent contractors or sublicensees performing an activity pursuant to this Agreement to assign all Inventions that are developed, made or conceived by such agents, independent contractors or sublicensees to Auxilium and/or Actelion according to the ownership principles described in Section 9.1.1 free and clear of all liens, encumbrances, charges, security interests, mortgages or other similar restrictions.

9.2                       Disclosures; Disputes Regarding Inventions.  Each Party shall, before filing a new Patent application (including provisionals and continuations-in-part) claiming an Invention, promptly disclose such Invention to the other Party and shall provide the other Party with a copy of the proposed patent application at least ten (10) business days before filing such application or such shorter time as may be required to preserve Patent rights, including the avoidance of a statutory bar or prior publication.  If the non-filing Party believes that the filing Party’s proposed Patent application discloses Confidential Information of the non-filing Party, the non-filing Party shall so notify the filing Party within such ten (10) business days after receipt thereof, and the filing Party shall amend its proposed application to comply with the confidentiality provisions of this Agreement.  If the Parties are in agreement as to the designation of the Invention as an Auxilium Invention, Joint Invention or Actelion Invention, as applicable, they can continue as set forth in Section 9.3.  If the Parties disagree as to whether an Invention is an Auxilium Invention, Joint Invention or Actelion Invention, and are unable to reach agreement within thirty (30) days after commencing discussions, then the provisions of ARTICLE 15 shall apply to such dispute.

9.3                       Patent Filings, Prosecution and Maintenance.

9.3.1                     Auxilium Patents.  Subject to, and without limiting Actelion’s rights under, Section 9.4 of this Agreement, Auxilium shall have the first right to prepare, file, prosecute and maintain (i) Auxilium Collaboration Patents and (ii) all other Auxilium Patents, at its own cost and expense.  Auxilium shall keep Actelion informed of the status of Auxilium Patents and will provide Actelion with copies of all substantive documentation submitted to, or received from, the patent offices in connection therewith.  With respect to any substantive submissions that Auxilium is required to or otherwise intends to submit to a patent office with respect to an Auxilium Patent, Auxilium shall provide a draft of such submission to Actelion at least sixty (60) days) (or such time as is possible) prior to the deadline for, or the intended filing date of, such submission, whichever is earlier (or as soon as reasonably possible if Auxilium has less than sixty (60) days notice of a deadline for submission).  Actelion shall have the right to review and comment upon any such submission by Auxilium to a patent office, and will provide such comments within twenty (20) days after receiving such submission (provided, that if no comments are received within such twenty (20) day period, then Auxilium may proceed with such submission).  Auxilium shall consider in good faith any suggestions or recommendations of Actelion concerning the preparation, filing, prosecution and maintenance thereof.  The Parties shall cooperate reasonably in the prosecution of all Auxilium Patents and shall share all material information relating thereto promptly after receipt of such information.  If, during the Term, Auxilium (a) intends to allow any Auxilium Patent to which Actelion has a license under this Agreement to expire or intends to otherwise abandon any such Auxilium Patent, or (b) decides not to prepare or file patent applications covering Auxilium Inventions in the Territory to which Actelion would otherwise have a license under this Agreement, Auxilium shall notify Actelion of such intention or decision at least thirty (30) days (or as soon as possible if less than thirty (30) days) prior to any filing or payment due date, or any other date that requires action, in connection with such Auxilium Patent, and Actelion shall thereupon have the right, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance thereof in the Territory at its sole cost and expense (provided that Actelion may thereafter at any time decide not to pursue any such Auxilium Patent and Auxilium hereby agrees to reasonably cooperate with Actelion in order to enable Actelion to cease such preparation, filing, prosecution or maintenance), in the name of Auxilium (such patents and patent applications shall thereafter be referred to as “Actelion Funded Patent Rights,” and, at Actelion’s election, such Actelion Funded Patent Rights shall not be considered part of the Auxilium Patents for purposes of determining whether a claim constitutes a Valid Claim (i.e. the Royalty Term will not be extended as a result of a Valid Claim included within the Actelion Funded Patent Right); provided that, with respect to any international Patent applications included in the Auxilium Patents described in the foregoing sentence, Auxilium shall not allow such an international Patent application to expire or otherwise be abandoned until such international Patent application is about to enter the national stage, at which time Auxilium shall notify Actelion of such intention or decision at least thirty (30) days (or as soon as possible if less than thirty (30) days) prior to any filing or payment due date, or any other date that requires action, in connection with such international Patent application in a country or region in the Territory that is designated in such international Patent, and Actelion shall have the right to, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance of the national phase of such an international Patent in the Territory at its sole cost and expense, in the name of Auxilium (rendering such international Patent, an “Actelion Funded Patent Rights”).  Auxilium agrees to use Commercially Reasonable Efforts with respect to any decision to allow an Auxilium Patent to expire or to otherwise go abandoned, or with respect to any decision not to prepare or file patent applications covering Auxilium Inventions.

9.3.2                     Joint Collaboration Patents.  Subject to, and without limiting Actelion’s rights under, Section 9.4 of this Agreement, Auxilium shall have the first right to prepare, file, prosecute and maintain Joint Collaboration Patents at its own cost and expense.  Auxilium shall keep Actelion informed of the status of Joint Collaboration Patents and will provide Actelion with copies of all substantive documentation submitted to, or received from, the patent offices in connection therewith.  With respect to any substantive submissions that Auxilium is required to or otherwise intends to submit to a patent office with respect to a Joint Collaboration Patent, Auxilium shall provide a draft of such submission to Actelion at least sixty (60) days (or such time as is possible) prior to the deadline for, or the intended filing date of, such submission, whichever is earlier (or as soon as reasonably possible if Auxilium has less than sixty (60) days notice of a deadline for submission).  Actelion shall have the right to review and comment upon any such submission by Auxilium to a patent office, and will provide such comments within twenty (20) days after receiving such submission (provided, that if no comments are received within such twenty (20) day period, then Auxilium may proceed with such submission).  Auxilium shall consider in good faith any suggestions or recommendations of Actelion concerning the preparation, filing, prosecution and maintenance thereof.  The Parties shall cooperate reasonably in the prosecution of all Joint Collaboration Patents and shall share all material information relating thereto promptly after receipt of such information.  If Auxilium (i) intends to allow any Joint Collaboration Patent to expire or intends to otherwise abandon any such Joint Collaboration Patent (“Abandoned Collaboration Patents”), or (ii) decides not to prepare or file patent applications covering Joint Inventions (“Abandoned Joint Inventions”) Auxilium shall notify Actelion of such intention or decision at least thirty (30) days (or as soon as possible if less than thirty (30) days) prior to any filing or payment due date, or any other date that requires action, in connection with such Abandoned Collaboration Patent or Abandoned Joint Invention, and Actelion shall thereupon have the right, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance thereof at its sole cost and expense, in the name of Actelion and such Abandoned Collaboration Patents shall not be considered part of the Joint Collaboration Patents for purposes of determining whether a claim constitutes a Valid Claim (i.e. the Royalty Term will not be extended as a result of a Valid Claim included within the Abandoned Collaboration Patents).

9.3.3                     Actelion Collaboration Patents and Actelion Applied Patents.  Actelion shall have the first right to prepare, file, prosecute and maintain (i) Actelion Collaboration Patents and (ii) Actelion Applied Patents, at its own cost and expense.  Actelion shall keep Auxilium informed of the status of Actelion Collaboration Patents and Actelion Applied Patents and will provide Auxilium with copies of all substantive documentation submitted to, or received from, the patent offices in connection therewith.  With respect to any substantive submissions that Actelion is required to or otherwise intends to submit to a patent office with respect to a Actelion Collaboration Patents and Actelion Applied Patent, Actelion shall provide a draft of such submission to Auxilium at least sixty (60) days (or such time as is possible) prior to the deadline for, or the intended filing date of, such submission, whichever is earlier (or as soon as reasonably possible if Actelion has less than sixty (60) days notice of a deadline for submission).  Auxilium shall have the right to review and comment upon any such submission by Actelion to a patent office, and will provide such comments within twenty (20) days after receiving such submission (provided, that if no comments are received within such twenty (20) day period, then Actelion may proceed with such submission).  Actelion shall consider in good faith any suggestions or recommendations of Auxilium concerning the preparation, filing, prosecution and maintenance thereof.  The Parties shall cooperate reasonably in the prosecution of all Actelion Collaboration Patents and Actelion Applied Patents and shall share all material information relating thereto promptly after receipt of such information.  If, during the Term, Actelion (a) intends to allow any Actelion Collaboration Patents or Actelion Applied Patent to which Auxilium has a license under this Agreement to expire or intends to otherwise abandon any such Actelion Collaboration Patents or Actelion Applied Patent, or (b) decides not to prepare or file patent applications covering Actelion Applied Know-How or Actelion Inventions to which Auxilium would otherwise have a license under this Agreement, Actelion shall notify Auxilium of such intention or decision at least thirty (30) days (or as soon as possible if less than thirty (30) days) prior to any filing or payment due date, or any other date that requires action, in connection with such Actelion Applied Patent, and Auxilium shall thereupon have the right, but not the obligation, to assume responsibility for the preparation, filing, prosecution or maintenance thereof at its sole cost and expense, in the name of Auxilium and Actelion shall, and hereby does, assign to Auxilium Actelion’s entire right, title and interest in and to any such Actelion Applied Patents (rendering, for clarity, such Actelion Applied Patent an Auxilium Patent hereunder).  Actelion agrees to use Commercially Reasonable Efforts with respect to any decision to allow an Actelion Applied Patent to expire or to otherwise go abandoned, or with respect to any decision not to prepare or file patent applications covering Actelion Inventions.

9.3.4                     Cooperation.  The Parties agree to cooperate in the preparation, filing, prosecution and maintenance of all Patents under this Section 9.3, including obtaining and executing necessary powers of attorney and assignments by the named inventors, providing relevant technical reports to the filing Party concerning the Invention disclosed in such Patent, obtaining execution of such other documents which are needed in the filing and prosecution of such Patent, and, as requested by a Party, updating each other regarding the status of such Patent, and shall cooperate with the other Party so far as reasonably necessary with respect to furnishing all information and data in its possession reasonably necessary to obtain or maintain such Patents.

9.3.5                     Patent Expenses.  Any expenses incurred by a Party in connection with the preparation, filing, prosecution and maintenance of any Auxilium Patents, Joint Collaboration Patents or Actelion Applied Patents, as applicable, shall be borne by the Party incurring such expenses.

9.4                       Defense and Enforcement of Patents.

9.4.1                     Infringement of Third Party Patents.  Each of the Parties shall promptly, but in any event no later than ten (10) days after receipt of notice thereof, notify the other Party in writing in the event of any claims by a Third Party of alleged patent infringement by Actelion or Auxilium or any of their respective Affiliates or sublicensees with respect to the research, development, manufacture, use, sale, offer for sale or importation of, as applicable, the Product, Bulk Product or Finished Product (each, an “Infringement Claim”).  With respect to any Infringement Claim in the Field in the Territory, the Parties shall attempt to negotiate in good faith a resolution with respect thereto.  If the Parties cannot settle such Infringement Claim with the appropriate Third Parties within thirty (30) days after the receipt of the notice pursuant to this Section 9.4.1, then the following shall apply:

(a)                                 In the case of any such claim against Actelion alone or against both Actelion and Auxilium, in each case, with respect to the Product in the Field in the Territory, then Actelion shall be deemed to be the “Controlling Party” for purposes of such Infringement Claim.  In the case of any claim against (i) Auxilium alone, or (ii) with respect to the Product, Bulk Product or Finished Product outside the Territory or outside the Field, then Auxilium shall be deemed to be the “Controlling Party” for purposes of such Infringement Claim.  In the event of worldwide litigation (such that related cases and/or claims are being pursued both inside and outside of the Territory), each Party shall reasonably assist the other in its role as the Controlling Party in its respective territory.

(b)                                 The Controlling Party shall assume control of the defense of such Infringement Claim.  The non-Controlling Party, upon request of the Controlling Party, agrees to join in any such litigation at the Controlling Party’s expense, and in any event to reasonably cooperate with the Controlling Party at the Controlling Party’s expense.  The non-Controlling Party will have the right to consult with the Controlling Party concerning such Infringement Claim and to participate in and be represented by independent counsel in any litigation in which such non-Controlling Party is a party at its own expense.  The Controlling Party shall have the exclusive right to settle any Infringement Claim without the consent of the other Party, unless such settlement shall have a material adverse impact on the other Party (in which case the consent of such other Party shall be required).  For purposes of this Section 9.4.1(b), any settlement that would involve the waiver of rights (including the rights to receive payments) of such other Party shall be deemed a material adverse impact and shall require the consent of such other Party, such consent not to be unreasonably withheld.

(c)                                  If a Party shall become engaged in or participate in any suit described in this Section 9.4.1, the other Party shall cooperate, and shall cause its and its Affiliates’ employees to cooperate, with such Party in all reasonable respects in connection therewith, including giving testimony and producing documents lawfully requested, and using its reasonable efforts to make available to the other, at no cost to the other (other than reimbursement of actually incurred, reasonable out-of-pocket travel and lodging expenses), such employees who may be helpful with respect to such suit, investigation, claim or other proceeding.

9.4.2                     Prosecution of Infringers.

(a)                                 Notice.  If either Party (i) receives notice of any patent nullity actions, any declaratory judgment actions or any alleged or threatened infringement of patents or patent applications or misappropriation of intellectual property in the Territory comprising the (w) Joint Inventions, (x) Auxilium Patents, Auxilium Inventions or Auxilium Know-How or (y) Actelion Applied Patents, Actelion Inventions or Actelion Applied Know-How, or (ii) learns that a Third Party is infringing or allegedly infringing any Patent within the Auxilium Patents or Actelion Applied Patents in each case, in the Territory, or if any Third Party claims that any such Patent is invalid or unenforceable, in each case, with respect to the Field in the Territory, it will promptly notify the other Party thereof, including providing evidence of infringement or the claim of invalidity or unenforceability reasonably available to such Party.

(b)                                 Enforcement of Patents.

(i)                                     As between Auxilium and Actelion, Actelion will have the first right (but not the obligation) to take the appropriate steps to enforce or defend any Patent within the Auxilium Patents and Joint Collaboration Patents against infringement by a Third Party that is conducting the manufacture, sale, use, offer for sale or import of any pharmaceutical product in the Field in the Territory.  Actelion may take steps including the initiation, prosecution and control of any suit, proceeding or other legal action by counsel of its own choice.  Actelion shall bear the costs of such enforcement or defense, as applicable.  Notwithstanding the foregoing, Auxilium will have the right, at its own expense, to be represented in any such action by counsel of its own choice.

(ii)                                  If, pursuant to Section 9.4.2(b)(i), Actelion fails to institute such litigation or otherwise take steps to remedy the infringement of an Auxilium Patent or a Joint Collaboration Patent within one hundred eighty (180) days of the date one Party has provided notice to the other Party pursuant to Section 9.4.2(a) of such infringement or claim, then Auxilium will have the right (but not the obligation), at its own expense, to bring any such suit, action or proceeding by counsel of its own choice and Actelion will have the right, at its own expense, to be represented in any such action by counsel of its own choice. Notwithstanding anything to the contrary contained herein, in no event shall Actelion have any right to bring any suit, action or proceeding with respect to any matter involving infringement of an Auxilium Manufacturing Patent, or a Patent outside the Territory or outside the Field.

(c)                                  Cooperation; Damages.

(i)                                     If one Party brings any suit, action or proceeding under Section 9.4.2(b), the other Party agrees to be joined as party plaintiff if necessary to prosecute the suit, action or proceeding and to give the first Party reasonable authority to file and prosecute the suit, action or proceeding; provided, however, that neither Party will be required to transfer any right, title or interest in or to any property to the other Party or any other party to confer standing on a Party hereunder.

(ii)                                  The Party not pursuing the suit, action or proceeding hereunder will provide reasonable assistance to the other Party, including by providing access to relevant documents and other evidence and making its employees available, subject to the other Party’s reimbursement of any Out of Pocket Costs incurred by the non-enforcing or defending Party in providing such assistance.

(iii)                               Actelion shall not, without the prior written consent of Auxilium (in its sole discretion), enter into any compromise or settlement relating to any claim, suit or action that it brought under Section 9.4.2 involving an Auxilium Patent (including any Joint Collaboration Patent), that admits the invalidity or unenforceability of any Auxilium Patent (including any Joint Collaboration Patent), or requires Auxilium to pay any sum of money, or otherwise adversely affects the rights of Auxilium with respect to such Patents, the Product or Auxilium’s rights hereunder (including the rights to receive payments).

(iv)                              Any settlements, damages or other monetary awards (a “Recovery”) recovered pursuant to a suit, action or proceeding brought pursuant to Section 9.4.2(b) will be allocated first to the costs and expenses of the Party taking such action, and second, to the costs and expenses (if any) of the other Party, with any remaining amounts (if any) to be allocated as follows: (i) to the extent that such Recovery is a payment for lost sales of the Product in the Field in the Territory, any such Recovery will be shared equally by Auxilium and Actelion and (ii) all remaining Recoveries shall be payable to the Party taking such action to the extent such remaining Recoveries relate solely to the Product in the Field in the Territory (and, for purposes of clarity, all remaining Recoveries related to the Product outside the Field or outside the Territory shall be payable to Auxilium).

(d)                                 Infringement and Defense of Auxilium Patents Outside of the Territory or Outside the Field.  For clarity, with respect to any and all infringement or defense of any Auxilium Patent (including any Joint Collaboration Patent) anywhere outside of the Territory or outside the Field, Auxilium (or its designee) shall have the sole and exclusive right to bring an appropriate suit or other action against any Person engaged in such infringement or defense of any such Auxilium Patents (including any Joint Collaboration Patents), in its sole discretion and Actelion shall have no rights with respect thereto.

9.5                       Patent Term Extensions.  As between Auxilium and Actelion, Auxilium shall have the exclusive right, but not the obligation, to seek, in Actelion’s name if so required, Patent Term Extensions (including any supplemental protection certificates and the like available under applicable Law) in any country in the Territory in relation to the Auxilium Patents (including Joint Collaboration Patents).  Actelion and Auxilium shall cooperate in connection with all such activities.  Auxilium, its agents and attorneys will give due consideration to all suggestions and comments of Actelion regarding any such activities, but in the event of a disagreement between the Parties, Auxilium will have the final decision making authority.

9.6                       Patent Marking.  Actelion shall mark the Finished Product marketed and sold by Actelion (or its Affiliate or distributor) hereunder with appropriate patent numbers or indicia, to the extent not prohibited by Law in a given country in the Territory.

ARTICLE 10
REPRESENTATIONS, WARRANTIES AND COVENANTS

10.1                Mutual Representations and Warranties.  Each Party hereby represents and warrants (as applicable) to the other Party as follows, as of the Effective Date:

10.1.1              Corporate Existence and Power.  It is a company or corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

10.1.2              Authority and Binding Agreement.  (i) It has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder, (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder, and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, and binding obligation of such Party that is enforceable against it in accordance with its terms, except as enforcement may be affected by bankruptcy, insolvency or other similar laws and by general principles of equity.

10.1.3              No Conflicts.  The execution, delivery and performance of this Agreement by it does not (i) conflict with any agreement, instrument or understanding, oral or written, to which it is a party and by which it may be bound, subject in all cases to the rights of BTC under the BTC License Agreement or (ii) violate any Laws of any Governmental Authority having jurisdiction over it.

10.1.4              All Consents and Approvals Obtained.  Except with respect to Regulatory Approvals for the Development and Manufacturing of Bulk Product or Commercialization of the Finished Product or as otherwise described in this Agreement, (i) all necessary consents, approvals and authorizations of, and (ii) all notices to, and filings by such Party with, all Governmental Authorities and other Persons required to be obtained or provided by such Party as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained and provided, except for those approvals, if any, not required at the time of execution of this Agreement.

10.2                Additional Representations, Warranties and Covenants of Auxilium.  Auxilium hereby represents, warrants and covenants to Actelion that, as of the Effective Date, except as set forth on Schedule 10.2:

10.2.1              Except for Canada (NDS number 147788), Auxilium has not filed any Marketing Authorization Applications with a Governmental Authority in the Territory for the sale of the Finished Product in the Territory.

10.2.2              To its knowledge, Auxilium is the owner or licensee of the Auxilium Patents, Auxilium Know-How, Product Trademark and all other rights necessary to make and use the Bulk Product and use and sell the Finished Product.

10.2.3              Neither Auxilium nor its Affiliates, nor, to Auxilium’s knowledge, its subcontractors, has received any notice in writing or otherwise has knowledge of any facts which have led Auxilium to believe that any of the Regulatory Approvals relating to the Finished Product are not currently in good standing with the FDA or its foreign equivalents.

10.2.4              Neither Auxilium nor, to the knowledge of Auxilium, its subcontractors, has received written notice of any proceedings pending before or threatened by any Regulatory Authority with respect to the Product or any Facility where the Drug Substance or Bulk Product is Manufactured.

10.2.5              To the knowledge of Auxilium, (a) the issued patents encompassed within the Auxilium Patents are valid and enforceable patents, and (b) there are no facts which would render the patent applications encompassed within the Auxilium Patents, if and when issued, invalid or unenforceable. To the knowledge of Auxilium, no Third Party (i) is infringing any such Auxilium Patents or has misappropriated any Auxilium Technology or (ii) has challenged the ownership, scope, duration, validity, enforceability, priority, or Auxilium’s right to use or license any Auxilium Technology.

10.2.6              Schedule 1.11 contains a complete and correct list of the Auxilium Patents that are Controlled by Auxilium (or its Affiliates) as of the Effective Date.

10.2.7              Auxilium (or its Affiliate) is the exclusive owner of the trademark registrations for XIAFLEX® and XIAPEX™ as displayed on Schedule 10.2.7.  It has no knowledge of any trademarks or other rights which would prevent the use or registration of the XIAFLEX® or XIAPEX™ mark in any of the countries of the Territory.

10.2.8              There are no claims, judgments or settlements against or owed by Auxilium, nor any pending reissue, reexamination, interference, opposition or similar proceedings with respect to Auxilium’s Trademark XIAFLEX® and XIAPEX™ or Auxilium Technology, and Auxilium has not received notice as of the Effective Date of any threatened claims or litigation or any reissue, reexamination, interference, opposition or similar proceedings seeking to invalidate or otherwise challenge the Auxilium Patent rights, Auxilium’s Trademark XIAFLEX® and XIAPEX™ or Auxilium Know-How.

10.2.9              To the knowledge of Auxilium, the use, sale, offer for sale, or importation by Auxilium or Actelion (or their respective Affiliates), as applicable, of the Finished Product (as the Bulk Product exists on the Effective Date, and excluding, for the avoidance of doubt, any additional technology that may be combined or incorporated therewith, or any future improvements or enhancements to the Bulk Product), (i) does not infringe any issued patent of any Third Party and (ii) does not misappropriate any Know-How of any Third Party and (iii) will not infringe any claim, if and when issued, within any patent application of any Third Party published as of the Effective Date. The Manufacture by Auxilium (or its Affiliates), as applicable, of the Bulk Product (as the Bulk Product exists on the Effective Date, and excluding, for the avoidance of doubt, any additional technology that may be combined or incorporated therewith, or any future improvements or enhancements to the Bulk Product), (a) does not infringe any issued patent of any Third Party, (b) does not misappropriate any Know-How of any Third Party, and (c) will not infringe any claim, if and when issued, within any patent application of any Third Party published as of the Effective Date.

10.2.10       All Bulk Product Manufactured and supplied hereunder by, or under authority of, Auxilium shall be Manufactured and supplied such that:

(a)                                 The Bulk Product furnished by Auxilium to Actelion under this Agreement:

(i)                                     shall be manufactured, handled, stored and shipped by Auxilium, in accordance with, and shall conform to, the applicable Product Specifications;

(ii)                                  shall be manufactured, handled, stored and shipped by Auxilium in compliance with all Laws including, GMPs; and

(iii)                               shall, at the time delivered by Auxilium, not contain any material that would cause the Bulk Product to be adulterated or misbranded within the meaning of applicable Laws.

(b)                                 In the course of the Development of the Bulk Product, to its knowledge, Auxilium has not used any employee that is debarred by the FDA under the Generic Drug Enforcement Act of 1992 (or by any analogous agency or under any analogous Laws in the Territory).

10.2.11       To its knowledge, Auxilium has complied with all Laws in all material respects, including any disclosure requirements, in connection with the filing, prosecution and maintenance of the Auxilium Patents owned by Auxilium in the Territory.

10.2.12       None of the rights of Auxilium or its Affiliates under the Auxilium Patents owned by Auxilium were developed with federal funding from the United States government or any other Governmental Authority.

10.2.13       Auxilium has obtained assignments from the inventors of all inventorship rights relating to the Auxilium Patents which are owned by Auxilium, and all such assignments of inventorship rights relating to such Auxilium Patents are valid and enforceable. With respect to the

Auxilium Patents that are the subject of the BTC License Agreement, to the knowledge of Auxilium, BTC has obtained assignments from the inventors of all inventorship rights relating to such Patents, and to the knowledge of Auxilium, all such assignments are valid and enforceable.

10.3                Additional Representations, Warranties and Covenants of Actelion as of the Effective Date.  Actelion hereby represents, warrants and covenants to Auxilium that, as of the Effective Date:

10.3.1              Actelion is solvent and has the ability to pay and perform all of its obligations as and when such obligations become due, including payment obligations and other obligations under this Agreement.

10.3.2              Actelion’s compensation programs for its Sales Representatives do not, and will not, provide financial incentives for the promotion, sales, and marketing of the Finished Product in violation of any Laws or any professional requirements.

10.3.3              Actelion’s medical, regulatory and legal teams will review all training materials and programs prior to use by Actelion to ensure that all training materials and programs are in accordance with the Commercialization Plan, the Regulatory Approvals and applicable Laws.

10.3.4              All Finished Product Commercialized by, or under authority of, Actelion:

(a)                                 shall be packaged, labeled, handled, stored and shipped by Actelion, in accordance with, and shall conform to, the applicable Product Specifications;

(b)                                 shall be packaged, labeled, handled, stored and shipped by Actelion in compliance with all applicable Laws including, GMPs; and

(c)                                  shall, from and after the time delivered by Auxilium hereunder, not contain any material that would cause the Finished Product to be adulterated or misbranded within the meaning of Laws.

10.3.5              Actelion shall conduct its Development, Commercialization, Packaging and Labeling and all other activities related to this Agreement and the Bulk Product or Finished Product, as applicable, in compliance with Laws and Regulatory Approvals including but not limited to anti-corruption Laws, including the U.S. Foreign Corrupt Practices Act and the UK Bribery Act 2010.

10.4                Additional Covenants of Actelion.  Actelion hereby covenants to Auxilium that to the extent that any Actelion Applied Patents are incorporated in the Bulk Product during the Term, Actelion shall ensure that:

(a)                                 To the knowledge of Actelion, no claim or demand of any Person has been asserted in writing to Actelion that challenges the rights of Actelion to use or license any of the Actelion Applied Technology.

(b)                                 To the knowledge of Actelion, Actelion has complied with all Laws, in all material respects, including any disclosure requirements, in connection with the filing, prosecution and maintenance of the Actelion Applied Patents owned by Actelion in the Territory.

(c)                                  To the knowledge of Actelion, none of the rights of Actelion or its Affiliates under the Actelion Applied Patents owned by Actelion were developed with federal funding from the United States government or any other Governmental Authority.

(d)                                 Actelion has obtained assignments from the inventors of all inventorship rights relating to the Actelion Applied Patents which are owned by Actelion, and, to the knowledge of Actelion, all such assignments of inventorship rights relating to such Actelion Applied Patents are valid and enforceable.

10.5                Disclaimer.  Actelion understands that the Product, Bulk Product and Finished Product are the subject of ongoing clinical research and development and that Auxilium cannot ensure the safety or usefulness of the Bulk Product or Finished Product or that the Finished Product will receive Regulatory Approvals.  In addition, Auxilium makes no warranties except as set forth in this ARTICLE 10 concerning the Auxilium Technology.

10.6                No Other Representations or Warranties.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY.  EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

ARTICLE 11
LIABILITY AND INDEMNIFICATION

11.1                Liability.

11.1.1              Subject to the terms and condition of this Agreement, and to the extent finally determined pursuant to ARTICLE 16, Auxilium shall be liable towards Actelion for (i) any breach by Auxilium of any of its representations, warranties, covenants or obligations pursuant to this Agreement, (ii) the negligence or willful misconduct by Auxilium or its Affiliates or their respective officers, directors, employees, agents or consultants in performing any obligations under this Agreement or (iii) any matter related to the Development or Manufacturing of the Product hereunder (including, for clarity, product liability Losses including defects in design and failure to warn, in each case resulting therefrom) by Auxilium or its Affiliates or their respective officers, directors, employees, agents, consultants or sublicensees.

11.1.2              Subject to the terms and condition of this Agreement, and to the extent finally determined pursuant to ARTICLE 16, Actelion shall be liable towards Auxilium for (i) any breach by Actelion of any of its representations, warranties, covenants or obligations pursuant to this Agreement, (ii) the negligence or willful misconduct by Actelion or its Affiliates or their respective officers, directors, employees, agents or consultants in performing any obligations under this Agreement or (iii) any matter related to the Development of the Bulk Product or the Packaging and Labeling or Commercialization of the Finished Product hereunder (including, for clarity, product liability Losses including defects in design and failure to warn, in each case resulting therefrom) by Actelion or its Affiliates or their respective officers, directors, employees, agents, consultants or sublicensees.

11.2                Indemnification by Auxilium.  Auxilium hereby agrees to save, indemnify, defend and hold Actelion, its Affiliates, and their respective directors, officers, agents and employees harmless from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and expenses) (collectively, “Losses”) arising in connection with any and all charges, complaints, actions, suits, proceedings, hearings, investigations, claims, demands, judgments, orders, decrees, stipulations or injunctions by a Third Party (each a “Claim”) resulting or otherwise arising from (i) any breach by Auxilium of any of its representations, warranties, covenants or obligations pursuant to this Agreement, (ii) the negligence or willful misconduct by Auxilium or its Affiliates or their respective officers, directors, employees, agents or consultants in performing any obligations under this Agreement or (iii) any matter related to the Development or Manufacturing of the Bulk Product hereunder (including, for clarity, product liability Losses including defects in design and failure to warn, in each case resulting therefrom) by Auxilium or its Affiliates or their respective officers, directors, employees, agents, consultants or sublicensees; in each case except to the extent that such Losses are subject to indemnification by Actelion pursuant to Section 11.3.

11.3                Indemnification by Actelion.  Actelion hereby agrees to save, indemnify, defend and hold Auxilium, its Affiliates, and their respective directors, agents and employees harmless from and against any and all Losses arising in connection with any and all Claims resulting or otherwise arising from (i) any breach by Actelion of any of its representations, warranties, covenants or obligations pursuant to this Agreement, (ii) the negligence or willful misconduct by Actelion or its Affiliates or their respective officers, directors, employees, agents, consultants or sublicensees in performing any obligations under this Agreement, or (iii) any matter related to the Development of the Bulk Product or the Packaging and Labeling or Commercialization of the Finished Product hereunder (including, for clarity, product liability Losses including defects in design and failure to warn, in each case resulting therefrom) by Actelion or its Affiliates or their respective officers, directors, employees, agents or consultants; in each case except to the extent that such Losses are subject to indemnification by Auxilium pursuant to Section 11.2.

11.4                Indemnification Procedures.

11.4.1              Notice of Claim.  All indemnification claims in respect of any indemnitee seeking indemnity under Section 11.2 or 11.3, as applicable (collectively, the “Indemnitees” and each an “Indemnitee”) will be made solely by the corresponding Party (the “Indemnified Party”).  The Indemnified Party will give the indemnifying Party (the “Indemnifying Party”) prompt written notice (an “Indemnification Claim Notice”) of any Losses and any legal proceeding initiated by a Third Party against the Indemnified Party as to which the Indemnified Party intends to make a request for indemnification under Section 11.2 or 11.3, as applicable, but in no event will the Indemnifying Party be liable for any Losses that result from any delay in providing such notice which materially prejudices the defense of such proceeding.  Each Indemnification Claim Notice shall contain a description of the claim and the nature and amount of such Loss (to the extent that the nature and amount of such Loss are known at such time).  Together with the Indemnification

Claim Notice, the Indemnified Party will furnish promptly to the Indemnifying Party copies of all notices and documents (including court papers) received by any Indemnitee in connection with the Claim.

11.4.2              Control of Defense.  At its option, the Indemnifying Party may assume the defense of any Claim subject to indemnification as provided for in Section 11.2 or 11.3, as applicable, by giving written notice to the Indemnified Party within thirty (30) days after the Indemnifying Party’s receipt of an Indemnification Claim Notice.  Upon assuming the defense of a Claim, the Indemnifying Party may appoint as lead counsel in the defense of the Claim any legal counsel it selects, and such Indemnifying Party shall thereafter continue to defend such Claim in good faith.  Should the Indemnifying Party assume the defense of a Claim (and continue to defend such Claim in good faith), the Indemnifying Party will not be liable to the Indemnified Party or any other Indemnitee for any legal expenses subsequently incurred by such Indemnified Party or other Indemnitee in connection with the analysis, defense or settlement of the Claim, unless the Indemnifying Party has failed to assume the defense and employ counsel in accordance with this Section 11.4.

11.4.3              Right to Participate in Defense.  Without limiting Section 11.4.2, any Indemnitee will be entitled to participate in the defense of a Claim for which it has sought indemnification hereunder and to employ counsel of its choice for such purpose; provided, however, that such employment will be at the Indemnitee’s own expense unless (i) the employment thereof has been specifically authorized by the Indemnifying Party in writing, or (ii) the Indemnifying Party has failed to assume the defense (or continue to defend such Claim in good faith) and employ counsel in accordance with this Section 11.4, in which case the Indemnified Party will be allowed to control the defense.

11.4.4              Settlement.  With respect to any Losses relating solely to the payment of money damages in connection with a Claim and that will not result in the Indemnitee becoming subject to injunctive or other relief or otherwise adversely affect the business of the Indemnitee in any manner, and as to which the Indemnifying Party will have acknowledged in writing the obligation to indemnify the Indemnitee hereunder, the Indemnifying Party will have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, on such terms as the Indemnifying Party, in its reasonable discretion, will deem appropriate (provided, however, that such terms shall include a complete and unconditional release of the Indemnified Party from all liability with respect thereto), and will transfer to the Indemnified Party all amounts which said Indemnified Party will be liable to pay prior to the time of the entry of judgment.  With respect to all other Losses in connection with Claims, where the Indemnifying Party has assumed the defense of the Claim in accordance with Section 11.4.2, the Indemnifying Party will have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Loss, provided it obtains the prior written consent of the Indemnified Party (which consent will be at the Indemnified Party’s reasonable discretion).  The Indemnifying Party that has assumed the defense of (and continues to defend) the Claim in accordance with Section 11.4.2 will not be liable for any settlement or other disposition of a Loss by an Indemnitee that is reached without the written consent of such Indemnifying Party.  Regardless of whether the Indemnifying Party chooses to defend or prosecute any Claim, no Indemnitee will admit any liability with respect to, or settle, compromise or discharge, any Claim without first offering to the

Indemnifying Party the opportunity to assume the defense of the Claim in accordance with Section 11.4.2.

11.4.5              Cooperation.  If the Indemnifying Party chooses to defend or prosecute any Claim, the Indemnified Party will, and will cause each other Indemnitee to, cooperate in the defense or prosecution thereof and will furnish such records, information and testimony, provide such witnesses and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested in connection with such Claim.  Such cooperation will include access during normal business hours afforded to the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information that are reasonably relevant to such Claim, and making Indemnitees and other employees and agents available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the Indemnifying Party will reimburse the Indemnified Party for all its reasonable out-of-pocket expenses incurred in connection with such cooperation.

11.4.6              Expenses of the Indemnified Party.  Except as provided above, the reasonable and verifiable costs and expenses, including fees and disbursements of counsel, incurred by the Indemnified Party in connection with any Claim will be reimbursed on a calendar quarter basis by the Indemnifying Party, without prejudice to the Indemnifying Party’s right to contest the Indemnified Party’s right to indemnification and subject to refund in the event the Indemnifying Party is ultimately held not to be obligated to indemnify the Indemnified Party.

11.5                Limitation of Liability.  NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INCIDENTAL, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.  NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 11.5 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 11.2 or 11.3, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS UNDER ARTICLE 12.  EXCEPT AS EXPRESSLY SET FORTH IN ANY REPRESENTATION OR WARRANTY IN ARTICLE 10, ACTELION ACKNOWLEDGES AND AGREES THAT AUXILIUM HAS MADE NO REPRESENTATIONS OR WARRANTIES WITH RESPECT TO, AND ACTELION SHALL HAVE NO CLAIM OR RIGHT (INCLUDING WITH RESPECT TO INDEMNIFICATION PURSUANT TO THIS ARTICLE 11 (OR OTHERWISE)) WITH RESPECT TO, ANY INFORMATION, DOCUMENTS OR MATERIALS FURNISHED TO OR FOR ACTELION BY AUXILIUM, ANY OF ITS AFFILIATES, OR ANY OF ITS OR THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR ADVISORS, INCLUDING THE CONFIDENTIAL INFORMATION PACKAGE REGARDING THE PRODUCT, BULK PRODUCT OR FINISHED PRODUCT PROVIDED TO ACTELION AND ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO ACTELION IN ANY “DATA ROOM”, MANAGEMENT PRESENTATION OR ANY OTHER FORM IN EXPECTATION OF THE TRANSACTION AND COLLABORATION CONTEMPLATED HEREBY.

11.6                Insurance.  Each Party shall (provided that either Party shall be allowed to self-insure) procure and maintain insurance, including clinical trials insurance and product liability insurance, adequate to cover its obligations hereunder and which is consistent with normal business practices of prudent companies similarly situated at all times during which the Product is being clinically tested in human subjects or commercially distributed or sold by such Party pursuant to this Agreement, and the clinical trials insurance coverage shall, prior to the First Commercial Sale of a Product in the Territory, in no event be less than Ten Million Dollars ($10,000,000) per loss occurrence and Ten Million Dollars ($10,000,000) in the aggregate, and product liability insurance coverage shall, after such First Commercial Sale in the Territory, in no event be less than Twenty-five Million Dollars ($25,000,000) per loss occurrence and Twenty-five Million Dollars ($25,000,000) in the aggregate.  It is understood that such insurance shall not be construed to create a limit of either Party’s liability with respect to its indemnification obligations under this ARTICLE 11.  Each Party shall provide the other Party with written evidence of such insurance prior to commencement of this Agreement and upon expiration of any one coverage.  Each Party shall promptly provide the other Party with written notice regarding the cancellation, nonrenewal or material change in such insurance or self-insurance which materially adversely affects the rights of the other Party hereunder.

ARTICLE 12
CONFIDENTIALITY

12.1                Confidential Information.  As used in this Agreement, the term “Confidential Information” means all information, whether it be written or oral, including all production schedules, lines of products, volumes of business, processes, new product developments, product designs, formulae, technical information, laboratory data, clinical data, patent information, know-how, trade secrets, financial and strategic information, marketing and promotional information and data, and other material relating to any products, projects or processes of one Party (the “Disclosing Party”) that is provided to, or otherwise obtained by, the other Party (the “Receiving Party”) in connection with this Agreement (including information exchanged prior to the date hereof in connection with the transactions set forth in this Agreement, including any information disclosed by either Party pursuant to the Confidentiality Agreement between the Parties dated April 14, 2011).  Notwithstanding the foregoing sentence, Confidential Information shall not include any information or materials that:

(a)                                 were already known to the Receiving Party (other than under an obligation of confidentiality), at the time of disclosure by the Disclosing Party, to the extent such Receiving Party has documentary evidence to that effect;

(b)                                 were generally available to the public or otherwise part of the public domain at the time of disclosure thereof to the Receiving Party;

(c)                                  became generally available to the public or otherwise part of the public domain after disclosure or development thereof, as the case may be, and other than through any act or omission of a Party in breach of such Party’s confidentiality obligations under this Agreement;

(d)                                 were disclosed to a Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the Disclosing Party not to disclose such information to others; or

(e)                                  were independently discovered or developed by or on behalf of the Receiving Party without the use of the Confidential Information belonging to the other Party, to the extent such Receiving Party has documentary evidence to that effect.

12.2                Confidentiality Obligations.  Each of Actelion and Auxilium shall keep all Confidential Information received from or on behalf of the other Party with the same degree of care with which it maintains the confidentiality of its own Confidential Information, but in all cases no less than a reasonable degree of care.  Neither Party shall use such Confidential Information for any purpose other than in performance of this Agreement or disclose the same to any other Person other than to such of its and its Affiliates’ directors, managers, employees, independent contractors, agents, consultants or, solely with respect to Auxilium, its sublicensees who have a need to know such Confidential Information to implement the terms of this Agreement or enforce its rights under this Agreement; provided, however, that a Receiving Party shall advise any of its and its Affiliates’ directors, managers, employees, independent contractors, agents, consultants or sublicensees who receives such Confidential Information of the confidential nature thereof and of the obligations contained in this Agreement relating thereto, and the Receiving Party shall ensure (including, in the case of a Third Party, by means of a written agreement with such Third Party having terms at least as protective as those contained in this ARTICLE 12) that all such directors, managers, employees, independent contractors, agents, consultants or sublicensees comply with such obligations.  Upon termination of this Agreement, the Receiving Party shall return or destroy all documents, tapes or other media containing Confidential Information of the Disclosing Party that remain in the possession of the Receiving Party or its directors, managers, employees, independent contractors, agents, consultants or sublicensees, except that the Receiving Party may keep one copy of the Confidential Information, solely for archival purposes and subject at all times to the obligations of confidentiality and non-use described herein.  Such archival copy shall be deemed to be the property of the Disclosing Party, and shall continue to be subject to the provisions of this Article 12.

12.3                Permitted Disclosure and Use.  Notwithstanding Section 12.2, (i) either Party may disclose Confidential Information belonging to the other Party only to the extent such disclosure is reasonably necessary to: (a) comply with or enforce any of the provisions of this Agreement; or (b) comply with Laws; and (ii) Auxilium may disclose Confidential Information belonging to Actelion related to a Product only to the extent such disclosure is reasonably necessary to obtain or maintain regulatory approval of a Product, as applicable, to the extent such disclosure is made to a Governmental Authority.  If a Party deems it necessary to disclose Confidential Information of the other Party pursuant to this Section 12.3, such Party shall give reasonable advance written notice of such disclosure to the other Party to permit such other Party sufficient opportunity to object to such disclosure or to take measures to ensure confidential treatment of such information, including seeking a protective order or other appropriate remedy.  Notwithstanding Section 12.2, Auxilium may also disclose Confidential Information belonging to Actelion related to the Bulk Product or Finished Product (X) to BTC pursuant to the BTC License Agreement and (Y) to Third Parties in connection with the development or commercialization of the Bulk Product or Finished Product outside of the Field or outside of the Territory (provided that such Third Parties are bound by written agreements having terms at least as protective as those contained in this ARTICLE 12 with respect to keeping such Confidential Information confidential).

12.4                Notification.  The Receiving Party shall notify the Disclosing Party promptly upon discovery of any unauthorized use or disclosure of the Disclosing Party’s Confidential Information, and will cooperate with the Disclosing Party in any reasonably requested fashion to assist the Disclosing Party to regain possession of such Confidential Information and to prevent its further unauthorized use or disclosure.

12.5                Publicity; Filing of this Agreement.

12.5.1              Publicity.  The press release to be issued in connection with the transactions is set forth on Schedule 12.5.1.  Except as otherwise provided in this Section 12.5, each Party shall maintain the confidentiality of all provisions of this Agreement, and without the prior written consent of the other Party, which consent shall not be unreasonably withheld, neither Party nor its respective Affiliates shall make any press release or other public announcement of or otherwise disclose the provisions of this Agreement, except for: (i) disclosure to those of its directors, officers, employees, accountants, attorneys, auditors, underwriters, lenders and other financing sources, potential strategic partners, advisors, agents and sublicensees whose duties reasonably require them to have access to this Agreement, provided that such directors, officers, employees, accountants, attorneys, underwriters, lenders and other financing sources, advisors, agents or sublicensees are required to maintain the confidentiality of this Agreement, (ii) disclosures required by Nasdaq regulation or any listing agreement with a national securities exchange, in which case the disclosing Party shall provide the nondisclosing Party with at least forty eight (48) hours’ notice unless otherwise not practicable, but in any event no later than the time the disclosure required by such Nasdaq regulation or listing agreement is made, (iii) disclosures as may be required by Laws, in which case the disclosing Party shall provide the nondisclosing Party with prompt advance notice of such disclosure and cooperate with the nondisclosing Party to seek a protective order or other appropriate remedy, including a request for confidential treatment in the case of a filing with the Securities and Exchange Commission, (iv) the report on Form 8-K, which may be filed by Auxilium or an Affiliate of Auxilium setting forth the press release referred to above, and/or the Redacted Agreement (as defined in Section 12.5.2), and the report on Form 10-K or Form 10-Q, which may be filed by Auxilium or an Affiliate of Auxilium setting forth the Redacted Agreement, (v) disclosures that are consistent with or complementary to those described in clause (vi) but which do not contain any Confidential Information of the other Party; and (vii) other disclosures for which consent has previously been given.  A Party may publicly disclose without regard to the preceding requirements of this Section 12.5 any information that was previously publicly disclosed pursuant to this Section 12.5.

12.5.2              Redacted Agreement.  Auxilium shall prepare a redacted copy of this Agreement (“Redacted Agreement”) which it shall provide to Actelion for comments, which comments Auxilium shall consider in good faith; provided, that Auxilium shall have final discretion with regards to the content of the Redacted Agreement.  In the event Actelion is obligated to file this Agreement it shall file the Redacted Agreement as filed by Auxilium.

12.6                Publication.  Actelion shall submit copies of each proposed academic, scientific, medical and other publication or presentation that contains or refers to the Auxilium Patents, Auxilium Know-How or otherwise relates to the Bulk Product or Finished Product or any research or Development Activities under this Agreement to Auxilium at least thirty (30) days in advance of submitting such proposed publication or presentation to a publisher or other Third Party.  Auxilium shall have the right to review, comment on and consent to each such proposed publication or presentation at its sole discretion.  Auxilium shall have the right to remove any of its Confidential Information prior to submission for publication or presentation.  Actelion shall redact or otherwise modify the proposed publication or presentation to remove any such Confidential Information of Auxilium.  In addition, in the event that the document includes data, information or material generated by Auxilium’s scientists, and professional standards for authorship would be consistent with including Auxilium’s scientists as co-authors of the document, the names of such scientists will be included as co-authors.

12.7                Use of Names.  Except as otherwise set forth in this Agreement, neither Party shall use the name of the other Party in relation to this transaction in any public announcement, press release or other public document without the written consent of such other Party, which consent shall not be unreasonably withheld; provided, however, that subject to Section 12.5, either Party may use the name of the other Party in any document filed with any Regulatory Authority or Governmental Authority, including the Securities and Exchange Commission.

12.8                Survival.  The obligations and prohibitions contained in this ARTICLE 12 as they apply to Confidential Information shall survive the expiration or termination of this Agreement for a period of ten (10) years.

ARTICLE 13
TERM AND TERMINATION

13.1                Term.  This Agreement shall become effective on the Effective Date and, unless earlier terminated pursuant to this ARTICLE 13, shall remain in effect, on a country-by-country and Finished Product-by-Finished Product basis, until the expiration of the Royalty Term in such country with respect to such Finished Product in the Territory (the “Term”).

13.2                Termination for Material Breach.  Either Party may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement upon written notice to the other Party in the event that the other Party (the “Breaching Party”) shall have materially breached or defaulted in the performance of any of its obligations.  The Breaching Party shall have sixty (60) days (thirty (30) days in the event of non-payment) after written notice thereof was provided to the Breaching Party by the non-breaching Party to remedy such default.  Unless the Breaching Party has cured any such breach or default prior to the expiration of such sixty (60) day period (thirty (30) day period for non-payment), such Termination shall become effective upon receipt of the written notice of termination by the Breaching Party to be given within ten (10) days of the end of the sixty (60) day period (thirty (30) day period for non-payment).

13.3                Termination as a Result of Bankruptcy.  Each Party shall have the right to terminate this Agreement upon written notice as a result of the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party; provided that such termination shall be effective only if such proceeding is not dismissed within ninety (90) days after the filing thereof.

13.4                Termination by Auxilium.  Without limitation of its other rights under this ARTICLE 13, Auxilium will be permitted to terminate this Agreement: (A) in its entirety upon written notice to Actelion, effective upon receipt, if Actelion or any of its Affiliates or subcontractors, directly or indirectly, (i) initiate or request an interference or opposition proceeding with respect to, (ii) make, file or maintain any claim, demand, lawsuit or cause of action to challenge the validity or enforceability of, or (iii) oppose any extension of, or the grant of a supplementary protection certificate with respect to, any Auxilium Patent or Auxilium Manufacturing Patent (each of clause (i) or (ii), a “Patent Challenge”); (B) in its entirety or on a country-by-country basis, as applicable, pursuant to the provisions of Section 5.8.2; and (C) in its entirety if, for two (2) consecutive years, Actelion has not reached at least seventy five percent (75%) of the minimum Finished Product sales reflected in Schedule 6.3.1.

13.5                Termination by Actelion.  Actelion may terminate this Agreement in whole, or on a country by country basis, for any reason with prior written notice of one-hundred and eighty (180) days; provided that such notice may not be given prior to the second anniversary of the First Commercial Sale without any termination payments or other compensation payable to Auxilium except as specifically set forth in Article 14 with respect to pending Purchase Orders.

ARTICLE 14
EFFECTS OF TERMINATION

14.1                Effects of Termination.  Without limiting any other legal or equitable remedies that a Party may have, if this Agreement is terminated prior to its natural expiration, then the following provisions shall apply:

14.1.1              Termination of Licenses.  All rights and licenses granted to Actelion hereunder shall immediately terminate and be of no further force and effect and Actelion shall cease Developing the Bulk Product and Commercializing and Packaging and Labeling the Finished Product (except as otherwise set forth in Section 14.1.4).

14.1.2              Assignments.  Actelion will promptly, in each case within sixty (60) days after receipt of Auxilium’s request, and at no cost to Auxilium:

(a)                                 assign to Auxilium all of Actelion’s right, title and interest in and to any agreements (or portions thereof) between Actelion and Third Parties that relate to the Development of the Bulk Product or Commercialization of the Finished Product;

(b)                                 assign to Auxilium all of Actelion’s right, title and interest in and to any (i)Promotional Materials and (ii) copyrights and trademarks (including the Product Trademarks), including any goodwill associated therewith, and any registrations and design patents for the foregoing, and (iii) any Internet domain name registrations for such trademarks and slogans, all to the extent solely related to the Finished Product; provided, however, in the event Auxilium exercises such right to have assigned such Promotional Materials, Actelion shall grant, and hereby does grant, a royalty-free right and license to any housemarks, trademarks, names and logos of Actelion contained therein for a period of twelve (12) months in order to use such Promotional Materials in connection with the Commercialization of the Finished Product;

(c)                                  assign to Auxilium, the management and continued performance of any clinical trials for the Bulk Product ongoing hereunder as of the effective date of such termination in respect of which Auxilium shall assume full financial responsibility from and after the effective date of such termination;

(d)                                 transfer to Auxilium all of, if any, Actelion’s right, title and interest in and to any and all regulatory filings, Regulatory Approvals and other Regulatory Materials for the Finished Product in respect of which Auxilium shall assume full financial responsibility;

(e)                                  transfer to Auxilium all of Actelion’s right, title and interest in and to any and all Development Data and Promotional Commercialization Data Controlled by Actelion for the Bulk Product or Finished Product, as the case may be; and

(f)                                   provide a copy of (i) the material tangible embodiments of the foregoing and (ii) any other material books, records, files and documents Controlled by Actelion solely to the extent related to the Bulk Product or Finished Product, as the case may be, and which may be redacted to exclude Confidential Information of Actelion;

(g)                                  provided, however, that to the extent that any agreement or other asset described in this Section 14.1.2 is not assignable by Actelion, then such agreement or other asset will not be assigned, and upon the request of Auxilium, Actelion will take such steps as may be reasonably necessary to allow Auxilium to obtain and to enjoy the benefits of such agreement or other asset.  For purposes of clarity, (1) Auxilium shall have the right to request that Actelion take any or all of the foregoing actions in whole or in part, or with respect to all or any portion of the assets set forth in the foregoing provisions and (2) to the extent Auxilium requests Actelion to transfer its right, title and interest in the items set forth in this Section 14.1.2 to Auxilium, Actelion shall also cause its Affiliates and sublicensees to transfer and assign to Auxilium all of such Affiliates’ and sublicensees’ right, title and interest in and to the foregoing items set forth in this Section 14.1.2.

14.1.3              Disclosure and Delivery.  Actelion will promptly transfer to Auxilium copies of any physical embodiment of any Actelion Applied Know-How, to the extent then used in connection with the Development of the Bulk Product or Commercialization of the Finished Product; such transfer shall be effected by the delivery of material documents, to the extent such Actelion Applied Know-How is embodied in such documents, and to the extent that Actelion Applied Know-How is not fully embodied in such documents, Actelion shall make its employees and agents who have knowledge of such Actelion Applied Know-How in addition to that embodied in documents available to Auxilium for interviews, demonstrations and training to effect such transfer in a manner sufficient to enable Auxilium to practice such Actelion Applied Know-How but only in a manner as set out as follows in this Section.  The appropriate technical teams at Auxilium and Actelion will meet to plan transfer for the Actelion Applied Know-How as follows: (a) Actelion’s designated representative(s) for the Bulk Product will meet with representatives from

Auxilium to answer questions with respect to the Actelion Applied Know-How and establish a plan for the transfer for such Actelion Applied Know-How; (b) Actelion will allocate adequate appropriately qualified representatives to work with Auxilium to review the Actelion Applied Know-How to enable the completion of the transfer within thirty (30) days of the completion of the initial transfer planning meetings to the extent reasonable, but in any event no longer than sixty (60) days thereafter.

14.1.4              Disposition of Inventory.  Actelion and its Affiliates will be entitled, during the period ending on the last day of the sixth (6th) full month following the effective date of such termination, to sell any inventory of Finished Product (including inventory of Units of Product upon Packaging and Labeling) affected by such termination that remains on hand as of the effective date of the termination, so long as Actelion pays to Auxilium the Royalty Payments and other amounts payable hereunder (including milestones) applicable to said subsequent sales, with respect to sales in the Territory, as applicable, in accordance with the terms and conditions set forth in this Agreement and otherwise complies with the terms set forth in this Agreement.

14.1.5              Disposition of Commercialization Related Materials.  Actelion will promptly deliver to Auxilium in electronic, sortable form (a) a list identifying all wholesalers and other distributors involved in the Commercialization of the Finished Product in the Territory as well as any customer lists (e.g., purchasers) related to the Commercialization of the Finished Product in the Territory, and (b) all Promotional Materials as well as any items bearing the Product Trademark and/or any trademarks or housemarks otherwise associated with the Finished Product or Auxilium.

14.2                Actelion Rights In Lieu of Termination.  Without limiting any other legal or equitable remedies that Actelion may have, if Actelion has the right to terminate this Agreement in accordance with Section 13.2 because Auxilium is the breaching Party, then Actelion shall have the option, in its sole discretion, to allow this Agreement to remain in full force and effect in lieu of exercising such termination right.

14.3                Expiration of this Agreement.

14.3.1              Upon expiration of this Agreement pursuant to Section 13.1 with respect to a given country and Finished Product in the Territory, all rights and licenses granted to Actelion shall terminate with respect to such country and the provisions of Sections 14.1.2(c) and 14.1.3 shall apply to such country; provided, however, that from and after the date of such expiration, Auxilium shall grant, and hereby does grant, to Actelion (i) a fully paid, non-exclusive, perpetual license under the Auxilium Technology solely to Commercialize the Finished Product in such country for sale in the Field in such country, and (ii) subject to Section 14.3.2, a non-exclusive, royalty-bearing license with regard to the Product Trademark and Product Trade Dress solely to (a) Commercialize the Finished Product in such country for sale in the Field in such country and (b) Package and Label the Finished Product for Commercialization by Actelion in the Field in such country.

14.3.2              For so long as Actelion is Commercializing the Finished Product under the Product Trademark and Product Trade Dress pursuant to the license granted to Actelion in Section 14.3.1(ii):  (a) Actelion shall pay Auxilium a [**] percent ([**]%) royalty on annual Net Sales of Finished Product in all such expired countries and (b) without limitation of Section 14.5, the following provisions shall remain in full force and effect:  Articles: 11, 12 and 16 and Sections:

**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

2.5.1, 2.7.1, 2.7.2, 5.1.3, 5.5.1, 5.6, 6.5 — 6.8 (inclusive), 6.10, 7.15, 8.4, 8.6 — 8.11 (inclusive), 14.3 and 15.4.

14.4                Accrued Rights.  Termination or expiration of this Agreement for any reason will be without prejudice to any rights that will have accrued to the benefit of a Party prior to the effective date of such termination.  Such termination will not relieve a Party from obligations that are expressly indicated to survive the termination or expiration of this Agreement.

14.5                Survival.  Notwithstanding anything to the contrary contained herein, the following provisions shall survive any expiration or termination of this Agreement: Articles: 11, 12 and 16 and Sections: 14.1, 14.2, 14.4, 14.5 and 14.6.  Except as set forth in this ARTICLE 14 or otherwise expressly set forth herein, upon termination or expiration of this Agreement all other rights and obligations of the Parties shall cease.

14.6                Rights in Bankruptcy.  All rights and licenses granted under or pursuant to this Agreement by Auxilium and Actelion are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code.  The Parties agree that each Party, as licensee of certain rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code.  The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party (such Party, the “Bankrupt Party”) under the U.S. Bankruptcy Code, (a) the other Party shall be entitled to a complete duplicate of (or complete access to, as appropriate) any intellectual property licensed to such other Party and all embodiments of such intellectual property, which, if not already in such other Party’s possession, shall be promptly delivered to it (x) upon any such commencement of a bankruptcy proceeding upon such other Party’s written request therefore, unless the Bankrupt Party elects to continue to perform all of its obligations under this Agreement or (y) if not delivered under clause (x), following the rejection of this Agreement by the Bankrupt Party upon written request therefore by the other Party and (b) the Bankrupt Party shall not unreasonably interfere with the other Party’s rights to intellectual property and all embodiments of intellectual property, and shall assist and not unreasonably interfere with the other Party in obtaining intellectual property and all embodiments of intellectual property from another entity.  The “embodiments” of intellectual property includes all tangible, intangible, electronic or other embodiments of rights and licenses hereunder, including all compounds and products embodying intellectual property, Bulk Product, Finished Product, filings with Regulatory Authorities and related rights and Auxilium Know-How in the case that Auxilium is the Bankrupt Party and Actelion Applied Know-How in the case Actelion is the Bankrupt Party.

ARTICLE 15
DISPUTE RESOLUTION

15.1                Disputes.  The Parties recognize that, from time to time during the Term, disputes may arise as to certain matters which relate to either Party’s rights and/or obligations hereunder.  It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation.  To accomplish this objective, the Parties agree to follow the procedures set forth in this ARTICLE 15 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement (other than a dispute addressed in Section 3.4).

15.2                Arising Between the Parties.  With respect to all disputes arising between the Parties and not from the JSC, including any alleged failure to perform, or breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within thirty (30) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Chief Executive Officers of each of the Parties, or a designee from senior management with decision-making authority (the Chief Executive Officer or such designee, the “Executive Officer”) for attempted resolution by good-faith negotiations within thirty (30) days after such notice is received.

15.3                Dispute Resolutions.  If the Executive Officers are not able to resolve such dispute referred to them under Section 15.2 within such thirty (30) day period, then either Party shall have right to pursue any legal or equitable remedy available to it under Laws; provided that any litigation arising under this Agreement shall be brought in the United States Court for the Southern District of New York.  Each Party hereby agrees to the exclusive jurisdiction of such court and waives any objections as to the personal jurisdiction or venue of such court.

15.4                Patent and Trademark Dispute Resolution.  Any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any patent rights covering the manufacture or use of any Bulk Product or use or sale of any Finished Product or of any trademark rights relating to any Finished Product shall be submitted to a court of competent jurisdiction in the Territory in which such patent or trademark rights were granted or arose.

15.5                Injunctive Relief.  Nothing herein may prevent either Party from seeking a preliminary injunction or temporary restraining order, in any court of competent jurisdiction, so as to prevent any Confidential Information from being disclosed in violation of this Agreement.

ARTICLE 16
MISCELLANEOUS

16.1                Entire Agreement; Amendment.  This Agreement, including the Exhibits and Schedules hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior agreements and understandings between the Parties with respect to the subject matter hereof, including the Confidential Disclosure Agreement between the Parties dated April 14, 2011 (which shall remain effective prior to the Effective Date).  There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein.  No subsequent alteration, amendment, change or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized representative of each Party.

16.2        Force Majeure.  A Party shall be excused from the performance of its obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party.  Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party makes reasonable efforts to remove the condition.  For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe.  Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of force majeure affecting such Party.

16.3        Notices.  Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 16.3, and shall be deemed to have been given for all purposes (i) when delivered, if hand-delivered or sent by facsimile on a business day, (ii) on the next business day if sent by a reputable international overnight courier service, or (iii) five (5) business days after mailing, if mailed by first-class certified or registered airmail, postage prepaid, return receipt requested.  Unless otherwise specified in writing, the mailing addresses of the Parties shall be as described below:

If to Auxilium:                                                             Auxilium Pharmaceuticals, Inc.

40 Valley Stream Parkway

Malvern, Pennsylvania 19355

U.S.A.

Attention: General Counsel

Fax: 1-484-321-5996

With a copy to:                                                     Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

U.S.A.

Attn: Randall B. Sunberg

Fax: 1-609-919-6701

If to Actelion:                                                              Actelion Pharmaceuticals Ltd

Gewerbestrasse 16

CH-4123 Allschwil

Switzerland

Attention: Chief Executive Officer

Fax: +41 61 565 8900

With a copy to:                                                     Actelion Pharmaceuticals Ltd

Gewerbestrasse 16

CH-4123 Allschwil

Switzerland

Attn: General Counsel

Fax: +41 61 565 6691

16.4        No Strict Construction; Interpretation.  This Agreement has been prepared jointly and shall not be strictly construed against either Party.  Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision.  The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

16.5        Assignment.  Neither Party may assign or transfer this Agreement or any rights or obligations hereunder without the prior written consent of the other, which consent shall not be unreasonably withheld, except that either Party may make such an assignment without the other Party’s consent to (a) Affiliates or (b) a successor to substantially all of the business of Auxilium to which this Agreement relates, whether in a merger, sale of stock, sale of assets or other transaction.  Any permitted assignment shall be binding on the successors of the assigning Party.  Any assignment or attempted assignment by either Party in violation of the terms of this Section 16.5 shall be null, void and of no legal effect.

16.6        Further Actions.  Each Party agrees to execute, acknowledge and deliver such further instruments, and to perform all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16.7        Severability.  If any one or more of the provisions of this Agreement are held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, such provision or provisions shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof.  The Parties shall make a good-faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

16.8        No Waiver.  Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

16.9        Independent Contractors.  Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way.  Nothing herein shall be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.

16.10      English Language; Governing Law.  This Agreement was prepared in the English language, which language shall govern the interpretation of, and any dispute regarding, the terms of this Agreement.  This Agreement and all disputes arising out of or related to this Agreement or any breach hereof shall be governed by and construed under the laws of the State of New York, without giving effect to any choice of law principles that would require the application of the laws of a different state.

16.11      Counterparts.  This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[No Further Text on This Page]

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representatives as of the Effective Date.

ACTELION PHARMACEUTICALS LTD		AUXILIUM PHARMACEUTICALS, INC.

By:	/s/ Nicholas Franco	By:	/s/ Adrian Adams
Name:	Nicholas Franco	Name:	Adrian Adams
Title:	EVP, Chief Business Development Officer	Title:	CEO & President

ACTELION PHARMACEUTICALS LTD		AUXILIUM INTERNATIONAL HOLDINGS, INC.

By:	/s/ Jörg Felix	By:	/s/ James Englund
Name:	Jörg Felix	Name:	James Englund
Title:	Group Head of Treasury & Tax	Title:	President Auxl. Int’l Holdings

Signature Page to Collaboration Agreement

Schedule 1.11 — Auxilium Patents

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**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Schedule 6.3.1 — Minimum Annual Finished Product Sales Commitments
(expressed as Units of Product)

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**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Schedule 7.6 — Forecast Methodology

Q1 (months 1 -3)	Q2 (months 4 -6)	Q3 (months 7 -9)	Q4 – Q8 (months 10 – 24)
Currently being filled	Purchase Order submitted for this Quarter simultaneously with Forecast submission	May not vary by more than +/- 25% when Q3 becomes Q2 via next Forecast and Purchase Order	Non-binding, good faith estimates

Schedule 7.11 — Shortages

Year 1 after 1st commercial sale → **Year 2 after 1st commercial sale** → **Year 3 after 1st commercial sale** → **Year 4 after 1st commercial sale AND beyond**

Year 1 and Year 2 after 1st commercial sale

In both Year 1 and 2, Auxilium is to supply the lesser of 25% of available bulk product to Actelion or any balance remained in the Actelion purchase order for that year.
For example, Auxilium has 10,000 vials available.
Scenario 1: Actelion's year 1 order is 300 vials. Auxilium is to supply 300 vials.
Scenario 2, Actelion year 1 order is 3,000, we will supply only 25% or 2,500 vials.
Scenario 3, Actelion's year 1 order is 3,000 vials and we have supplied 2,000 vials in that year prior to shortage, we will supply 500 vials for that year (remainder of 2,500 vials)

Year 3 after 1st commercial sale

In year 3, Auxilium is to supply Actelion based on the forecasted demand in the 4th quarter of year 2 against the forecasted needs of Auxilium for all partners.
For example, in the 4th quarter of year 2, Actelion's forecast for year 3 is 100 vials and the forecast for Auxilium, Pfizer and Asahi is 900 vials. For year 3 Actelion is to receive 1/10 or 10% or 100 vials.

Year 4 after 1st commercial sale AND beyond

In year 4 and the rest of the term, Auxilium is to supply each partner (as of the Effective Date, Pfizer, Asahi, Actelion and Auxilium) based on the individual company's market share in year 3. For example, in year 3, Actelion sold 1000 vials and Xiaflex global sale by all parties was 10,000 vials, Actelion will receive 10% of allocation for year 4 and the rest of the term.

Schedule 10.2 — Disclosure Schedule

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**          CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST.

Schedule 10.2.7 — Auxilium Trademarks

The mark “XIAFLEX”

AU 859702 (registered)

BR 099519690 (registered)

CA 1340817 (allowed)

MX 1116963 (registered)

The mark “XIAPEX”

CA Appl’n No. 1523126

Schedule 12.5.1 — Press Release

AUXILIUM PHARMACEUTICALS, INC. AND ACTELION PHARMACEUTICALS LTD. ENTER A COLLABORATION AGREEMENT FOR XIAFLEX® IN CANADA, AUSTRALIA, BRAZIL AND MEXICO

Actelion Obtains Exclusive Rights for Two Potential Indications

Auxilium to Receive up to $68.5 million in Aggregate Upfront, Regulatory, Pricing, Reimbursement and Sales Milestones

Malvern, PA, and Allschwil/Basel, Switzerland, (February 23, 2012) — Auxilium Pharmaceuticals, Inc. (NASDAQ: AUXL) and Actelion Pharmaceuticals Ltd. (SWX: ATLN.S) announced today that they have entered into a long-term partnership for the development, supply and commercialization of XIAFLEX® (collagenase clostridium histolyticum), a novel, first-in-class biologic for the potential treatment of Dupuytren’s contracture and Peyronie’s disease.  Under the terms of the agreement, Actelion will receive exclusive rights to commercialize XIAFLEX for the treatment of Dupuytren’s contracture and Peyronie’s disease in Canada, Australia, Brazil and Mexico upon receipt of the respective regulatory approvals. Actelion will be primarily responsible for the applicable regulatory and commercialization activities for XIAFLEX in these countries.

XIAFLEX has been approved by the U.S. Food and Drug Administration and the European Medicines Agency as a treatment for Dupuytren’s contracture, and is also in development in Japan. In addition, XIAFLEX has been accepted for review by Health Canada for the treatment of Dupuytren’s contracture in Canada and regulatory action is expected in the second half of 2012.  Actelion expects to file for approval of XIAFLEX for the treatment of Dupuytren’s contracture in Australia, Brazil and Mexico over the next 12 months.  XIAFLEX is also being evaluated in a global phase III development program for Peyronie’s disease with top-line data expected in late second quarter 2012.

“Today, Actelion and Auxilium have forged a partnership, which we believe has the opportunity to offer, subject to regulatory approval, the first, effective nonsurgical treatment for two diseases in multiple new geographies,” said Adrian Adams, Chief Executive Officer and President of Auxilium.  “With the strength of Actelion’s commercialization and development organization in these diverse and far-ranging markets, this relationship should further enhance our ability to bring this potentially groundbreaking product to a global audience.”

Philippe de Lavenne, VP, Head of Europe, Canada, Latin America, Middle East & Africa commented: “This tailored partnership has been designed to leverage Actelion’s regulatory and marketing expertise, as well as our established local operating companies in these markets. Auxilium has done an outstanding job in the development of this innovative product, and we look forward to contributing to making XIAFLEX a global success.”

Under the terms of the agreement, Actelion will pay Auxilium $10 million upfront and will also make up to $16 million in potential regulatory, pricing, and reimbursement milestone payments and $42.5 million in potential sales milestone payments.  Auxilium will also receive increasing tiered double-digit royalties based on sales of XIAFLEX in Actelion’ territories and will supply product to Actelion at a predetermined cost.

Auxilium will remain primarily responsible for the global development of XIAFLEX in Peyronie’s disease and will be responsible for all clinical and commercial drug manufacturing and supply.  Actelion will be responsible for clinical development activities and associated costs corresponding to any additional trials required for specific territories.

About Auxilium

Auxilium Pharmaceuticals, Inc. is a specialty biopharmaceutical company with a focus on developing and marketing products to predominantly specialist audiences. Auxilium markets XIAFLEX® (collagenase clostridium histolyticum) for the treatment of adult Dupuytren’s contracture patients with a palpable cord and Testim® 1%, a testosterone gel, for the topical treatment of hypogonadism in the U.S. Pfizer has marketing rights for XIAPEX® (the EU tradename for collagenase clostridium histolyticum) in Europe; Asahi Kasei Pharma Corporation has development and commercial rights for XIAFLEX in Japan; and Actelion Pharmaceuticals Ltd has development and commercial rights for XIAFLEX in Canada, Australia, Brazil and Mexico. Ferring International Center S.A. markets Testim in the EU and Paladin Labs Inc. markets Testim in Canada. Auxilium has three projects in clinical development. XIAFLEX is in phase III of development for the treatment of Peyronie’s disease, in phase IIa of development for the treatment of Frozen Shoulder syndrome (Adhesive Capsulitis) and is in phase Ib of development for the treatment of cellulite (edematous fibrosclerotic panniculopathy). Auxilium also has rights to pursue additional indications for XIAFLEX. For additional information, visit http://www.auxilium.com.

Auxilium SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995, which discuss matters that are not facts, and may include words to indicate their uncertain nature such as “believe,” “expect,” anticipate,” “intend,” “plan,” “should,” “could,” “estimate,” “project,” “will,” and “target.”  Our forward-looking statements convey management’s expectations, beliefs, plans and objectives regarding future performance of the Company and are based upon preliminary information and management assumptions.  No specific assurances can be given with respect to whether we will develop XIAFLEX for the treatment of multiple potential indications or achieve the results or indicated timing of clinical trials for XIAFLEX for the additional indications; regulatory approval will be obtained for XIAFLEX in any of Actelion’s licensed territories within the anticipated timeframes, if at all; Actelion will be successful in developing and commercializing XIAFLEX in its licensed territories; or we will receive the indicated milestone or royalty payments from Actelion. While the Company may elect to update the forward-looking statements made in this news release in the future, the Company specifically disclaims any obligation to do so.  Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, intellectual property rights, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration, and those risks discussed in our reports on file with the Securities and Exchange Commission (the “SEC”).  Our SEC filings may be accessed electronically by means of the SEC’s home page on the Internet at http://www.sec.gov or by means of the Company’s home page on the Internet at http://www.auxilium.com under the heading “For Investors - SEC Filings.”  There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial which could also cause actual results to differ from those contained in the forward-looking statements.

About Actelion

Actelion Ltd is a biopharmaceutical company with its corporate headquarters in Allschwil/Basel, Switzerland.  Actelion’s first drug Tracleer®, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension.  Actelion markets Tracleer® through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union, Japan, Canada, Australia and Switzerland. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium - the single layer of cells separating every blood vessel from the blood stream.  Actelion’s over 2,500 employees focus on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SIX Swiss Exchange (ticker symbol: ATLN) as part of the Swiss blue-chip index SMI (Swiss Market Index SMI®).

Actelion SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The above information contains certain “forward-looking statements”, relating to the company’s business, which can be identified by the use of forward-looking terminology such as “estimates”, “believes”, “expects”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seeks”, “pending” or “anticipates” or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of the company’s investment and research and development programs and anticipated expenditures in connection therewith, descriptions of new products expected to be introduced by the company and anticipated customer demand for such products and products in the company’s existing portfolio. Such statements reflect the current views of the company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Auxilium contact:

James E. Fickenscher

Chief Financial Officer +1-484-321-5900

jfickenscher@auxilium.com

or

William Q. Sargent Jr.

Vice-President, Investor Relations and Corporate Communications

+1-484-321-5900

wsargent@auxilium.com

Actelion Contact:

Roland Haefeli

Senior Vice President, Head of Investor Relations & Public Affairs

Actelion Pharmaceuticals Ltd, Gewerbestrasse 16, CH-4123 Allschwil

+41 61 565 62 62

+1 650 624 69 36

www.actelion.com